BRANDYWINE REALTY TRUST

2001 Form 10-K


02029971









Brandywine Realty Trust, one of the Mid-Atlantic region's largest full-service real estate companies and the Philadelphia area's largest office landlord, is a completely integrated, real estate operating company organized as a real estate investment trust (REIT). Brandywine is engaged in the ownership, management, leasing, acquisition and development of primarily suburban office and industrial properties located in the Mid-Atlantic United States.

Shares are traded on the New York Stock Exchange under the symbol **BDN**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

(X) **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 1-9106

Brandywine Realty Trust
(Exact name of registrant as specified in its charter)

Maryland	23-2413352
State or other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

14 Campus Boulevard, Newtown Square, Pennsylvania	19073
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (610) 325-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest, (par value $0.01 per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

____
(Title of class)

____
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the Common Shares of Beneficial Interest held by non-affiliates of the registrant was approximately $817.7 million as of March 25, 2002. The aggregate market value has been computed by reference to the closing price of the Common Shares of Beneficial Interest on the New York Stock Exchange on such date. An aggregate of 35,967,533 Common Shares of Beneficial Interest were outstanding as of March 25, 2002.

Documents Incorporated By Reference

Portions of the proxy statement for the Annual Meeting of Shareholders of Brandywine Realty Trust to be held in 2002 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORM 10-K

PART I

Item 1. Business

General

Brandywine Realty Trust (collectively with its subsidiaries, the "Company") is a self-administered and self-managed real estate investment trust ("REIT") active in acquiring, developing, redeveloping, leasing and managing office and industrial properties. As of December 31, 2001, the Company owned 223 office properties, 46 industrial facilities and one mixed-use property (the "Properties") containing an aggregate of approximately 17.3 million net rentable square feet and managed an additional 43 properties containing 3.3 million net rentable square feet. As of December 31, 2001, the Company also owned approximately 443 acres of undeveloped land and held options to purchase approximately 61 additional acres. The properties, owned and managed by the Company, are located in the office and industrial markets surrounding Philadelphia, Pennsylvania; New Jersey and Long Island, New York; and Richmond, Virginia.

As of December 31, 2001, the Company also owned economic interests in thirteen real estate ventures (the "Real Estate Ventures") with an aggregate investment of $19.1 million (net of returns). Nine of the Real Estate Ventures own nine office buildings that contain an aggregate of approximately 1.0 million net rentable square feet; one Real Estate Venture is developing one office building that will contain, upon completion, an aggregate of approximately 345,000 net rentable square feet; one Real Estate Venture is developing a hotel property that will contain, upon completion, approximately 137 rooms; and two Real Estate Ventures hold approximately nine acres of land for future development.

Business Objectives

The Company's business objectives are to:

- maximize cash flow through leasing strategies designed to capture potential rental growth as rental rates increase and as below-market leases are renewed;

- ensure a high tenant retention rate through aggressive tenant service programs responsive to the varying needs of the Company's diverse tenant base;

- increase economic diversification while maximizing economies of scale;

- develop high-quality office and industrial properties on the Company's existing inventory of land, as warranted by market conditions;

- capitalize on management's redevelopment expertise to selectively acquire, redevelop and reposition underperforming properties in desirable locations;

- acquire high-quality office and industrial properties and portfolios of such properties at attractive yields in selected submarkets within the Mid-Atlantic region that management expects will experience economic growth and that provide barriers to entry; and

- enhance the Company's investment strategy through the pursuit of joint venture opportunities with high-quality partners having attractive real estate holdings or significant financial resources.

The Company expects to continue to concentrate its real estate activities in submarkets within the Mid-Atlantic region where it believes that: (i) barriers to entry (such as zoning restrictions, utility availability, infrastructure limitations, development moratoriums and limited developable land) will create supply constraints on office and industrial space; (ii) current market rents and absorption statistics justify limited new construction activity; (iii) it can maximize market penetration by accumulating a critical mass of properties and thereby enhance operating efficiencies; and (iv) there is potential for economic growth.

Organization

The Company was organized and commenced its operations in 1986 as a Maryland real estate investment trust. The Company owns its assets and conducts its operations through Brandywine Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), and subsidiaries of the Operating Partnership. As of December 31, 2001, the Company's ownership interest in the Operating Partnership entitled it to approximately 94.3% of the Operating Partnership's distributions after distributions by the Operating Partnership to holders of its preferred units. The structure of the Company as an "UPREIT" is designed, in part, to permit persons contributing properties (or interests in properties) to the Company to defer some or all of the tax liability they might otherwise incur in a sale of properties. The Company conducts its third-party real estate management services through Brandywine Realty Services Corporation (the "Management Company"), a subsidiary 95% of which is owned by the Operating Partnership. See "Management Activities."

The Company's executive offices are located at 14 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania 19073 and its telephone number is (610) 325-5600.

Credit Facility

The Company and the Operating Partnership maintain an unsecured credit facility (the "Credit Facility") with a bank group led by Bank of America, N.A. comprising eighteen banks. A majority of the Company's direct and indirect subsidiaries are parties to the Credit Facility as guarantors. The Credit Facility provides up to $500 million in credit availability for working capital advances and letters of credit. As of December 31, 2001, there was unused availability of $92.3 million under the Credit Facility. The Credit Facility is currently scheduled to mature in June 2004, but may be extended at the Company's election for a period of one year upon payment of a fee equal to .25% of the amount of the Credit Facility at the time of extension.

Advances under the Credit Facility currently bear interest at the London Inter-Bank Offered Rate ("LIBOR") (1.88% at December 31, 2001) plus 1.50%. The spread over LIBOR varies, based on the Company's leverage, from a low of 1.25% to a high of 1.75%. The Company has the option to elect an interest rate equal to the higher of the Federal Funds rate plus .75% or the Bank of America prime rate plus .25%. The Company generally elects the interest rate based on LIBOR for all or most of the Credit Facility. An alternative rate and pricing structure is set forth in the Credit Facility if the Company or the Operating Partnership obtains at least two investment grade debt ratings.

The Credit Facility contains provisions limiting: the incurrence of additional debt; the granting of liens; the consummation of mergers and consolidations; the disposition of certain assets and interests in subsidiaries; the making of certain loans, advances and investments; and the payment of dividends. The restriction on dividends permits the Company to pay dividends in the amount required for it to retain its qualification as a REIT under the Code, and otherwise limits dividends to 90% of the Company's funds from operations, as defined in the Credit Facility.

The Credit Facility also contains financial covenants that require the Company to maintain a debt service coverage ratio, an interest coverage ratio, a fixed charge coverage ratio, an unsecured debt ratio and an unencumbered cash flow ratio above certain specified minimum levels; to maintain net worth above an amount determined on a specified formula; and to maintain a leverage ratio and a secured debt ratio below certain maximum levels. One additional financial covenant limits the percentage of the Company's total assets (on a consolidated basis) that are held by subsidiaries not party to the Credit Facility.

Additional Debt

Mortgage Indebtedness. The following table sets forth information regarding the Company's mortgage indebtedness outstanding at December 31, 2001:

Property / Location	Principal Balance (in 000's)	Interest Rate (a)	Annual Debt Service (in 000's) (a) (b)	Maturity Date
One & Three Christina, Park 80 I & II, and 10000 & 15000 Midlantic Drive	$ 114,495	7.18%	$ 9,982	2/04
Grande B (30 properties)	84,014	7.48%	7,444	7/27
993, 997 and 2000 Lenox Drive, 2000, 4000, 9000 Midlantic Drive and 1 Righter Parkway	67,857	8.05%	6,325	10/11
Grande A (24 properties)				
Tranche 1	66,300	7.48%	6,317	7/27
Tranche 2 (a)	20,000	2.64%	527	7/27
Tranche 3 (a)	5,035	2.81%	141	7/27
Newtown, Berwyn, Libertyview	66,000	7.25%	5,333	5/13
Lake Ctr II,IV / Wood Falls I, IV / Southpoint I,II / Valleybrooke I,II,III	58,129	6.80%	4,997	12/03
Arboretum I, II, III & V	24,858	7.59%	2,235	7/11
401 Plymouth Road (c)	20,291	3.63%	737	8/04
630 Allendale Road (c)	19,595	3.38%	980	2/03
400 Berwyn Park (c)	14,935	3.48%	520	7/03
1009 Lenox Drive	14,135	8.75%	1,628	7/03
Newtown Commons (c)	7,376	3.63%	268	6/04
Southpoint III	7,028	7.75%	887	4/14
440 & 442 Creamery	6,099	8.55%	631	7/07
Norriton Office Center	5,470	8.50%	524	10/07
1000 Howard Boulevard	4,494	9.25%	803	11/04
429 Creamery	3,496	8.30%	410	9/06
481 John Young Way	2,569	8.40%	261	9/06
Interstate Center (a)	1,423	3.56%	207	3/07
111 Arrandale Blvd.	1,241	8.65%	150	8/06
Total mortgage indebtedness	$ 614,840		$ 51,307	

(a) For loans that bear interest at a variable rate, the rates in effect at December 31, 2001 have been assumed to remain constant.
(b) "Annual Debt Service" is calculated by annualizing the regularly scheduled principal and interest amortization.
(c) "Annual Debt Service" for construction loans that require payment of interest only is calculated by annualizing the interest payment based on the outstanding debt balances and rates in effect at December 31, 2001.

Guaranties. As of December 31, 2001, the Company had guaranteed repayment of approximately $2.6 million of loans on behalf of the Real Estate Ventures. The Company selectively provides completion guaranties on behalf of Real Estate Ventures as part of their development activities. As of December 31, 2001, the Company was obligated on a completion guaranty in favor of a lender to one of the Real Estate Ventures relating to construction of a development project expected to be completed during 2002. The Company also provides customary environmental indemnities in connection with construction and permanent financing both for its own account and on behalf of its Real Estate Ventures.

Management Activities

The Company conducts its third-party real estate management services business through the Management Company. As of December 31, 2001, the Management Company was managing properties containing an aggregate of approximately 20.6 million net rentable square feet, of which approximately 17.3 million net rentable square feet related to Properties owned by the Company or subject to purchase options held by the Company, and approximately 3.3 million net rentable square feet related to properties owned by unaffiliated third parties.

Geographic Segments

The Company currently manages its portfolio within three segments: (1) Pennsylvania, (2) New Jersey/New York and (3) Virginia. (See Note 10 to the Financial Statements.) The Company does not have any foreign operations and its business is not seasonal.

Competition

The leasing of real estate is highly competitive. The Properties compete for tenants with similar properties located in its markets primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services provided, and the design and condition of the improvements. The Company also faces competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REIT's, life insurance companies, pension funds, partnerships and individual investors.

Employees

As of December 31, 2001, the Company employed 247 persons.

Regulations

Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations or their interpretation by agencies and the courts occur frequently. See "Risk Factors - Environmental problems at the Properties are possible and may be costly."

Risk Factors

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 10-K and other materials filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, such as statements relating to business development and real estate development activities, acquisitions, dispositions, future capital expenditures, financing sources and availability, and the effects of regulation (including environmental regulation) and competition. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks, uncertainties and other factors include uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to the Company's ability to maintain and increase property occupancy and rental rates, risks relating to construction and development activities, acquisitions, dispositions, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing on terms acceptable to the Company and sensitivity of the Company's operations and financing arrangements to fluctuations in interest rates), dependence on the primary markets in which the Company's Properties are located, the existence of complex regulations relating to the Company's status as a REIT and the adverse consequences of the Company's failure to qualify as a REIT, and the potential adverse impact of market interest rates on the market price for the Company's securities. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. The Company refers to itself as "we" or "our" in the following risk factors.

Our operations are concentrated in the Mid-Atlantic region, and our operational and financial performance depend on the economies in the markets in which we have a presence; changes in such markets may adversely affect our financial condition.

Our Properties are located in suburban markets in Pennsylvania, New Jersey, New York, Virginia and Delaware. Like other real estate markets, these markets have experienced economic downturns in the past, and they are currently experiencing such a downturn similar to the broader economic slowdown in the U.S. Such slowdowns can lead companies to lay off employees, which might cause them to require less office space. They can also result in companies experiencing difficulty with their cash flow, which might cause them to delay or miss making their lease payments. Declines in the economies of any of these real estate markets could adversely affect our operations or cash flow and ability to make distributions to shareholders.

Our financial performance will be particularly sensitive to the economic conditions in these markets. Our revenues and the value of our Properties may be adversely affected by a number of factors, including the economic climate in these markets (which may be adversely impacted by reductions in the employee workforce, industry slowdowns, changing demographics and other factors) and real estate conditions in these markets (such as oversupply of or reduced demand for office and industrial properties, including oversupply from space available for sublease). Slower economic conditions might also cause tenants to make their lease payments late. Furthermore, the sluggish climate might affect the timing of lease commitments by new tenants or of lease renewals by existing tenants as such parties delay or defer their leasing decisions to get the most current information possible about trends in their businesses or industries. These factors, when and if they occur in the areas in which our Properties are located, would adversely affect our cash flow and ability to make distributions to shareholders.

Financially distressed tenants may limit our ability to realize the value of our investments.

Following a tenant's lease default, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and recovering lease and other payments owed to us. In addition, a tenant may seek bankruptcy law protection, which could relieve the tenant from its obligation to make lease payments.

We may be unable to renew leases or relet space as leases expire.

If tenants fail to renew their leases upon expiration, we may be unable to relet the subject space. Even if the tenants do renew their leases or we can relet the space, the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. Certain leases grant the tenants an early termination right upon payment of a termination penalty. While we have estimated our expenditures for new and renewal leases for 2002 and 2003, we cannot be assured as to the accuracy of such estimates.

New development and acquisitions may not produce results in accordance with our expectations and may require development and renovation costs exceeding our estimates.

Once made, our investments may not produce results in accordance with our expectations. Our actual renovation and improvement costs in bringing an acquired property up to market standards may exceed our estimates.

In addition, we are active in developing and redeveloping office properties. Risks associated with these activities include:

- the unavailability of favorable financing, including permanent financing to repay construction financing;
- construction costs exceeding original estimates;
- construction and lease-up delays resulting in increased debt service and construction costs;
- complications in obtaining necessary zoning, occupancy and other governmental permits; and
- insufficient occupancy levels and rental rates at a newly completed property causing the property to be unprofitable.

Some potential losses are not covered by insurance.

We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our Properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, types of losses, such as lease and other contract claims, that generally are not insured.

As a consequence of the September 11, 2001 terrorist attacks, we may be unable to renew or duplicate our current insurance coverage in adequate amounts. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, these types of insurance may be prohibitively expensive. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a Property, as well as the anticipated future revenue from the Property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the Property. We cannot be assured that material losses in excess of insurance proceeds will not occur in the future. If any of our Properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the Property. Such events could adversely affect our cash flow and ability to make distributions to shareholders.

We face significant competition from other real estate developers.

We compete with real estate developers, operators and institutions for tenants and acquisition and development opportunities. Some of these competitors have significantly greater financial resources than we do. Such competition may reduce the number of suitable investment opportunities offered to us, interfere with our ability to attract and retain tenants and may increase vacancies, which increases supply and lowers market rental rates, reduces our bargaining leverage and adversely affects our ability to improve our operating leverage. We cannot be assured that this competition will not adversely affect our cash flow and ability to make distributions to shareholders.

Because real estate is illiquid, we may not be able to sell Properties when appropriate.

Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, the Internal Revenue Code of 1986 (the "Code") limits our ability to sell properties held for fewer than four years. Purchase options and rights of first refusal held by certain tenants may also limit our ability to sell certain properties. Any of these factors could adversely affect our cash flow and ability to make distributions to shareholders as well as the ability of someone to purchase us, even if a purchase were in our shareholders' best interests.

We have agreed not to sell certain of our Properties.

We have agreed with the former owners of 74 of our Properties aggregating approximately 4.3 million net rentable square feet not to sell these Properties for varying periods of time in transactions that would trigger taxable income to the former owners, subject to certain exceptions. Some of these agreements are with affiliates of current trustees of our company. In addition, we may enter into similar agreements with sellers of Properties bought by us in the future. These agreements generally provide that we may dispose of the applicable Properties in transactions that qualify as tax-free exchanges under Section 1031 of the Code or in other tax deferred transactions. Therefore, without suffering adverse financial consequences, we may be precluded from selling certain Properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes.

Our operating costs might rise, which might reduce our profitability and have an adverse effect on our cash flow and our ability to make distributions to shareholders.

We might face higher operating expenses as a result of rising costs generally and following the terrorist attacks in the U.S. on September 11, 2001 in particular. For example, it might cost more in the future than in the past for building security, property/casualty and liability insurance, and property maintenance.

Following the September 11th attacks, we have increased the level of security at our Properties. We might not be able to pass along the increased costs associated with such increased building security to our tenants, which could reduce our profitability and cash flow. Our existing insurance policies expire in June 2002. As a result of the terrorist attacks, the cost of premiums for comparable coverage might be significantly higher when it is time to renew our coverage, which could increase our operating expenses and reduce our profitability and our cash flow. Because of rising costs in general, we might experience increases in our property maintenance costs, such as for cleaning, electricity, and heating, ventilation and air conditioning. In general, under our leases with tenants, we pass on a portion of these costs to them. We cannot be assured, however, that tenants will actually bear the full burden of these higher costs, or that such increased costs will not lead them, or other prospective tenants, to seek office space elsewhere. If operating expenses increase, the availability of other comparable office space in our specific geographic markets might limit our ability to increase rents, which could reduce our profitability (if operating expenses increase without a corresponding increase in revenues) and limit our ability to make distributions to shareholders.

Our ability to make distributions is subject to various risks.

We have been paying quarterly distributions to our shareholders. Our ability to make distributions in the future will depend upon:

- the operational and financial performance of our Properties;
- capital expenditures with respect to existing and newly acquired Properties;
- the amount of, and the interest rates on, our debt; and
- the absence of significant expenditures relating to environmental and other regulatory matters.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

Changes in the law may adversely affect our cash flow.

Because increases in income and service taxes are generally not passed through to tenants under leases, such increases may adversely affect our cash flow and ability to make expected distributions to shareholders. The Properties are also subject to various regulatory requirements, such as those relating to fire and safety. Our failure to comply with these requirements could result in the imposition of fines and damage awards. Also, the costs to comply with any new or different regulations could adversely affect our cash flow and our ability to make distributions. While we believe that the Properties are currently in material compliance with all such requirements, we cannot be assured that these requirements will not change or that newly imposed requirements will not require significant unanticipated expenditures.

Our indebtedness subjects us to additional risks.

Debt Financing and Existing Debt Maturities. Like other real estate companies, we are subject to risks normally associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. If our debt cannot be paid, refinanced or extended at maturity, in addition to our failure to repay our debt, we may not be able to make distributions to shareholders at expected levels or at all. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any Properties securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of Properties foreclosed on, could threaten our continued viability.

Risk of Rising Interest Rates and Variable Rate Debt. Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders.

No Limitation on Debt. Our organizational documents do not contain any limitation on our ability to incur additional debt. Accordingly, we could increase our outstanding debt without restriction. The increased debt service could adversely affect our cash flow and ability to make distributions and could increase the risk of default on our indebtedness.

Environmental problems at the Properties are possible and may be costly.

Federal, state and local laws, ordinances and regulations may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or releases at such property. The owner or operator may be forced to pay for property damage and for investigation and clean-up costs incurred by others in connection with environmental contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. These costs may be substantial and the presence of such substances may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.

Independent environmental consultants have conducted a standard Phase I or similar general environmental site assessment ("ESA") of each of our Properties to identify potential sources of environmental contamination and assess environmental regulatory compliance. For a number of the Properties, the Phase I ESA either referenced a prior Phase II ESA obtained on such Property or prompted us to have a Phase II ESA of such Property conducted. A Phase II ESA generally involves invasive procedures, such as soil sampling and testing or the installation and monitoring of groundwater wells. While the ESAs conducted have identified environmental contamination on a few of the Properties, they have not revealed any environmental contamination, liability or compliance concern that we believe would have a material adverse effect on our cash flow or ability to make distributions to shareholders.

It is possible that the existing ESAs relating to the Properties do not reveal all environmental contaminations, liabilities or compliance concerns which currently exist, and it is also possible that the cost of remediating identified contamination may exceed current estimates. In addition, future properties which we acquire may be subject to environmental conditions.

By holding Properties through the Operating Partnership and various joint ventures, we are exposed to additional risks.

We own the Properties and interests in Real Estate Ventures through the Operating Partnership. In the future, we expect to continue to participate with other entities in property ownership through joint ventures or partnerships. Partnership or joint venture investments may involve risks not otherwise present in direct investments. Such risks include:

- the potential bankruptcy of our partners or co-venturers;
- a conflict between our business goals and those of our partners or co-venturers; and
- actions taken by our partners or co-venturers contrary to our instructions or objectives.

There is no limitation under our organizational documents as to the amount of funds which we may invest in partnerships or joint ventures.

Our status as a REIT is dependent on compliance with federal income tax requirements.

Our failure to qualify as a REIT would have serious adverse consequences to our shareholders. We believe that since 1986, we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding net capital gains). The fact that we hold our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might change the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. We do not believe, however, that any pending or proposed tax law changes would jeopardize our REIT status.

To maintain REIT status, a REIT may not own more than 10% of the stock of any corporation, except for a qualified REIT subsidiary (which must be wholly-owned by the REIT), taxable REIT subsidiary or another REIT.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would be required to pay significant income taxes and would, therefore, have less money available for investments or for distributions to shareholders. This would likely have a material adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to shareholders.

In order to make the distributions required to maintain our REIT status, we may need to borrow funds. To obtain the favorable tax treatment associated with REIT qualification, we generally will be required to distribute to shareholders at least 90% of our annual REIT taxable income (excluding net capital gains). In addition, we will be subject to tax on our undistributed net taxable income and net capital gain and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of ordinary income plus 95% of capital gain net income for the calendar year, plus certain undistributed amounts from prior years.

We intend to make distributions to shareholders to comply with the distribution provisions of the Code and to avoid income and other taxes. Our income will consist primarily of our share of the income of the Operating Partnership and our cash flow will consist primarily of our share of distributions from the Operating Partnership. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership) and the effect of required debt amortization payments could require us to borrow funds on a short-term basis or to liquidate funds on adverse terms to meet the REIT qualification distribution requirements.

Failure of the Operating Partnership (or a subsidiary partnership) to be treated as a partnership would have serious adverse consequences to our shareholders. If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership would be taxable as a corporation. In such event, we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership or a subsidiary partnership would reduce the amount of cash available for distribution from such partnership to us and our shareholders.

We do pay some taxes. Even if we qualify as a REIT, we are required to pay certain federal, state and local taxes on our income and Properties. In addition, the Management Company is subject to federal, state and local income tax at regular corporate rates on its net taxable income derived from its management, leasing and related service business. If we have net income from a prohibited transaction, such income will be subject to a 100% tax.

We own a subsidiary REIT. One of our subsidiaries, Atlantic American Properties Trust ("AAPT"), that indirectly holds 24 of the Properties, elected to be taxed as a REIT for the year ended December 31, 1997. So long as we seek to maintain AAPT's REIT status, AAPT will be subject to all the requirements and risks associated with maintaining REIT status summarized above, including the limitation on the ownership of more than 10% of the securities of any corporation (other than a qualified REIT subsidiary, taxable REIT subsidiary or another REIT).

We are dependent upon our key personnel.

We are dependent upon the efforts of our executive officers, particularly Gerard H. Sweeney. The loss of Mr. Sweeney's services could have an adverse affect on our operations and would entitle the banks under our Credit Facility to accelerate the amounts due thereunder. Although we have an employment agreement with Mr. Sweeney for a term extending to December 31, 2003, this agreement does not restrict his ability to become employed by a competitor following the termination of his employment with us. We do not have keyman life insurance coverage for Mr. Sweeney.

Certain limitations exist with respect to a third party's ability to acquire us or effectuate a change in control.

Limitations imposed to protect our REIT status. In order to protect us against loss of our REIT status, our Declaration of Trust limits any shareholder from owning more than 9.8% in value of our outstanding shares, subject to certain exceptions. The ownership limit may have the effect of precluding acquisition of control of the Company. If anyone acquires shares in excess of the ownership limit, we may:

- consider the transfer to be null and void;
- not reflect the transaction on our books;
- institute legal action to stop the transaction;
- not pay dividends or other distributions with respect to those shares;
- not recognize any voting rights for those shares; and
- consider the shares held in trust for the benefit of a person to whom such shares may be transferred.

Limitation due to our ability to issue preferred shares. Our Declaration of Trust authorizes the Board of Trustees to issue preferred shares. The Board of Trustees may establish the preferences and rights of any preferred shares issued which could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests.

Limitations imposed by the Business Combination Law. The Maryland General Corporation Law, as applicable to Maryland real estate investment trusts, establishes special restrictions against "business combinations" between a Maryland real estate investment trust and "interested shareholders" or their affiliates unless an exemption is applicable. An interested shareholder includes a person who beneficially owns, and an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of, ten percent or more of the voting power of our then-outstanding voting shares. Among other things, the law prohibits (for a period of five years) a merger and certain other transactions between the trust and an interested shareholder unless the Board of Trustees approved the transaction before the party became an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. Thereafter, any such business combination must be recommended by the Board of Trustees and approved by two super-majority shareholder votes unless, among other conditions, the trust's common shareholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares or unless the Board of Trustees approved the transaction before the party in question became an interested shareholder. The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests. We have exempted any business combination involving Safeguard Scientifics, Inc., the Commonwealth of Pennsylvania State Employees' Retirement System and a voting trust established for its benefit, Morgan Stanley Asset Management Inc. and two funds managed by it, Lazard Freres Real Estate Investors, L.L.C., Five Arrows Realty Securities III L.L.C., Gerard H. Sweeney (the Company's President and Chief Executive Officer) and any of their respective affiliates or associates.

Many factors can have an adverse effect on the market value of our securities.

Like any publicly traded company, a number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:

- Increases in market interest rates, relative to the dividend yield on our shares. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to go down.

- Anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries.

- Perception by market professionals of REITs generally and REITs comparable to us in particular.

- Perception by market participants of our potential for payment of cash distributions and for growth.

- Level of institutional investor interest in our securities.

- Relatively low trading volumes in securities of REITs.

- Our results of operations and financial condition.

The issuance of Preferred Shares may adversely affect the rights of holders of Common Shares.

Because the Board of Trustees has the power to establish the preferences and rights of each class or series of Preferred Shares, it may afford the holders in any series or class of preferred shares preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares.

Item 2. Properties

Operating Property Acquisitions

The Company acquired the following operating properties during the year ended December 31, 2001:

Month of Acquisition	Property/Portfolio Name	Location	# of Buildings	Rentable Square Feet	Net Investment *(in thousands)*
Office:					
Jan-01	Delaware Corporate Center II	Wilmington, DE	1	95,514	$ 13,750
Mar-01	200 Wireless Boulevard	Hauppauge, NY	1	50,841	4,250
Apr-01	161 Gaither Drive	Mount Laurel, NJ	1	44,739	6,434
Apr-01	Lake Center II	Marlton, NJ	1	40,287	3,806
Apr-01	Lake Center IV	Marlton, NJ	1	76,359	7,550
Apr-01	Woodland Falls I	Cherry Hill, NJ	1	60,604	6,079
Apr-01	Woodland Falls III	Cherry Hill, NJ	1	78,509	12,251
Apr-01	Woodland Falls IV	Cherry Hill, NJ	1	76,352	8,890
Apr-01	412 Creamery Way	Exton, PA	1	38,098	5,059
Apr-01	429 Creamery Way	Exton, PA	1	63,420	8,018
Apr-01	436 Creamery Way	Exton, PA	1	72,300	5,821
Apr-01	440 Creamery Way	Exton, PA	1	57,218	4,399
Apr-01	457 Creamery Way	Exton, PA	1	36,019	4,554
Apr-01	467 Creamery Way	Exton, PA	1	42,000	5,310
Apr-01	100 Arrandale Blvd.	Exton, PA	1	34,931	5,866
Apr-01	111 Arrandale Blvd.	Exton, PA	1	10,479	1,614
Apr-01	470 John Young Way	Exton, PA	1	15,085	1,652
Apr-01	481 John Young Way	Exton, PA	1	19,275	3,048
Apr-01	479 Thomas Jones Way	Exton, PA	1	49,264	4,565
Apr-01	Southpointe I	Berwyn, PA	1	60,099	13,212
Apr-01	Southpointe II	Berwyn, PA	1	60,371	8,771
Apr-01	Southpointe III	Berwyn, PA	1	86,000	27,889
Apr-01	Southpointe V	Berwyn, PA	1	43,480	10,116
Apr-01	Valleybrooke 100	Malvern, PA	1	18,400	1,784
Apr-01	Valleybrooke 200	Malvern, PA	1	12,600	1,222
Apr-01	Valleybrooke 300	Malvern, PA	1	33,000	3,200
Apr-01	Valleybrooke II	Malvern, PA	1	97,762	9,850
Apr-01	Valleybrooke III	Malvern, PA	1	118,121	11,900
Apr-01	Croton Road Corp Center	King of Prussia, PA	1	96,909	18,564
Apr-01	111/113 Pencader Drive	Newark, DE	2	52,665	8,006
	Total Office Property Acquisitions		31	1,640,701	227,430
Industrial:					
Apr-01	442 Creamery Way	Exton, PA	1	104,500	5,770
	Total Industrial Property Acquisitions		1	104,500	5,770
	Total Operating Property Acquisitions		32	1,745,201	$ 233,200

During 2001, the Company acquired three parcels of land, containing 30 acres, for $13.5 million.

Development Properties Placed in Service

The Company placed in service the following properties during the year ended December 31, 2001:

Date Placed in Service	Property/Portfolio Name	Location	# of Buildings	Rentable Square Feet	Net Investment *(in thousands)*
Office:					
Apr-01	17 Campus Boulevard	Newtown Square, PA	1	48,565	$ 6,264
	Total Office Properties Placed in Service		1	48,565	6,264
Industrial:					
Jul-01	7360 Windsor Drive	Allentown, PA	1	43,600	7,105
	Total Industrial Properties Placed in Service		1	43,600	7,105
	Total Properties Placed in Service		2	92,165	$ 13,369

Property Sales and Dispositions

The Company sold or disposed of the following properties during the year ended December 31, 2001:

Sale Date	Property/Portfolio Name	Location	# of Bldgs.	Rentable Square Feet	Sales/Disposition Price (in 000's)	Net Book Value (in 000's)	Realized Gain/(Loss) (in 000's)
Office:							
Mar-01	168 Franklin Corner Road	Lawrenceville, NJ	1	30,426	$ 2,504	$ 2,348	$ 156
Apr-01	Plaza 1900	Tysons Corner, VA	1	205,627	35,145	35,145	-
Apr-01	Oakwood Center	Fairfax, VA	1	127,568	17,820	17,820	-
Apr-01	Greenwood Center	Fairfax, VA	1	150,046	26,860	26,860	-
Apr-01	Campus Point	Reston, VA	1	172,448	27,375	27,375	-
Oct-01	44 National Road	Edison, NJ	1	50,000	1,950	1,761	189
Nov-01	1974 Sproul Road	Broomall, PA	1	62,669	7,100	4,402	2,698
Dec-01	Greentree Exec. Campus (1 unit)	Evesham, NJ	-	10,530	1,060	722	338
	Total Office Properties Sold		7	809,314	119,814	116,433	3,381
Industrial:							
Feb-01	2110 Tomlynn Street	Richmond, VA	1	15,910	785	794	(9)
Jun-01	100 Voice Road	Carle Place, NY	1	25,000	2,213	2,029	184
Jul-01	835 New Durham Road	Edison, NJ	1	58,095	3,054	3,353	(299)
Jul-01	837 New Durham Road	Edison, NJ	1	48,200	1,197	1,442	(245)
Jul-01	1000 Axinn Avenue	Garden City, NY	1	59,000	3,100	2,600	500
Aug-01	2405 Park Drive	Harrisburg, PA	1	25,495	2,250	2,215	35
Aug-01	2407 Park Drive	Harrisburg, PA	1	28,285	2,075	2,234	(159)
Sep-01	110 Voice Road	Carle Place, NY	1	25,920	1,426	1,211	215
	Total Industrial Properties Sold		8	285,905	16,100	15,878	222
	Total Properties Sold		15	1,095,219	$ 135,914	$ 132,311	$ 3,603

During 2001, the Company sold four parcels of land, containing 15.8 acres, for $2.6 million, realizing an aggregate gain of $.9 million.

2002 Activities

The Company sold or disposed of the following properties during the period from January 1, 2002 through March 25, 2002:

Sale Date	Property/Portfolio Name	Location	# of Bldgs.	Rentable Square Feet	Sales/Disposition Price (in 000's)	Net Book Value (in 000's)	Realized Gain/(Loss) (in 000's)
Office:							
Feb-02	2000 Cabot Boulevard	Bucks County, PA	1	39,969	$ 2,760	$ 2,680	$ 80
Feb-02	2005 Cabot Boulevard	Bucks County, PA	1	22,000	2,100	1,874	226
Feb-02	2010 Cabot Boulevard	Bucks County, PA	1	52,831	3,420	3,420	-
Feb-02	2260/2270 Cabot Boulevard	Bucks County, PA	2	29,638	2,405	1,935	470
Feb-02	3000 Cabot Boulevard	Bucks County, PA	1	34,693	3,395	2,194	1,201
Feb-02	155 Rittenhouse Circle	Bucks County, PA	1	22,500	1,913	1,732	181
	Total Office Properties Sold		7	201,631	15,993	13,835	2,158
Industrial:							
Feb-02	8 Engineers Lane	Farmingdale, NY	1	15,000	865	935	(70)
Feb-02	2200 Cabot Boulevard	Bucks County, PA	1	61,543	2,855	3,751	(896)
Feb-02	180 Wheeler Court	Bucks County, PA	1	78,213	2,980	3,106	(126)
Feb-02	Metropolitan Drive	Bucks County, PA	7	447,000	19,000	16,086	2,914
	Total Industrial Properties Sold		10	601,756	25,700	23,878	1,822
	Total Properties Sold		17	803,387	$ 41,693	$ 37,713	$ 3,980

The Company acquired the following operating properties during the period from January 1, 2002 through March 25, 2002:

Month of Acquisition	Property/Portfolio Name	Location	# of Buildings	Rentable Square Feet	Net Investment (*in thousands*)
Office:					
Mar-02	600 West Germantown Pike	Plymouth Meeting, PA	1	90,004	$ 16,780
Mar-02	610 West Germantown Pike	Plymouth Meeting, PA	1	90,152	16,808
Mar-02	620 West Germantown Pike	Plymouth Meeting, PA	1	90,169	16,811
Mar-02	630 West Germantown Pike	Plymouth Meeting, PA	1	89,925	16,766
	Total Properties Placed in Service		4	360,250	$ 67,165

Properties

As of December 31, 2001, the Company owned 223 office properties, 46 industrial facilities and one mixed-use property that contained an aggregate of approximately 17.3 million net rentable square feet. The properties are located in the office and industrial markets surrounding Philadelphia, Pennsylvania; New Jersey and Long Island, New York; and Richmond, Virginia. As of December 31, 2001, the Properties were approximately 92.2% leased to 1,254 tenants and had an average age of approximately 16.5 years. The office Properties are primarily one to three story suburban office buildings containing an average of approximately 66,178 net rentable square feet. The industrial Properties accommodate a variety of tenant uses, including light manufacturing, assembly, distribution and warehousing. The Company carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits which the Company believes are adequate.

The following table sets forth certain information with respect to the Properties at December 31, 2001:

Property Name		Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
PENNSYLVANIA SEGMENT									
100-300 Gundy Drive		Reading	PA	1970	438,032	99.0%	$ 6,542	$ 15.19	Parsons Corporation (40%) - 3/05 Penske Truck Leasing (46%) - 12/20
Philadelphia Marine Center	(f)	Philadelphia	PA	Various	181,900	100.0%	1,305	3.25	Dave & Busters of Pennsylvania, Inc. (81%) - 2/14 Meiji-En Restaurant (10%) - 6/03
300 Corporate Center Drive		Camp Hill	PA	1989	175,280	100.0%	3,341	19.44	Keystone Health Plan Center (70%) - 8/04 Highmark Incorporated (30%) - 8/04
111 Presidential Boulevard		Bala Cynwyd	PA	1997	172,798	98.4%	4,637	29.26	American Business Financial (53%) - 7/03
751-761 Fifth Avenue		King Of Prussia	PA	1967	158,000	100.0%	492	3.12	Lockheed Martin Corp. (100%) - 9/02
630 Allendale Road		King of Prussia	PA	2000	150,000	100.0%	3,375	22.75	Omnicare Clinical Research (100%) -7/10
640 Freedom Business Center	(f)	King Of Prussia	PA	1991	132,000	46.9%	1,956	27.51	General Electric Company (30%) - 9/06 Medrisk, Inc. (17%) - 9/06
100 Katchel Blvd		Reading	PA	1970	131,082	100.0%	2,745	21.11	Penske Truck Leasing (66%) - 12/20 UGI Utilities, Inc. (34%) - 3/03
52 Swedesford Square		East Whiteland Twp.	PA	1988	131,017	100.0%	2,792	22.41	Verizon (65%) - 8/04 The Vanguard Group (35%) - 7/06
105 / 140 Terry Drive		Newtown	PA	1982	128,666	79.9%	1,300	14.21	Department of General Services (16%) - 12/05 & 8/06 Magellan Behavioral Health (12%) - 12/04 Husky Injection Molding System (10%) - 5/05 Media Management Services, Inc. (10%) - 8/04
7535 Windsor Drive		Allentown	PA	1988	128,114	42.3%	1,763	16.52	Rosenbluth International (17%) - 4/04 Cadence Design Systems, Inc. (12%) - 12/03
4667 Somerton Road	(d)	Trevose	PA	1974	118,000	100.0%	2,305	6.48	BVI Industries, Inc. (34%) - 12/03 American Home Patient, Inc. (17%) - 10/02 Brownell Electro, Inc. (14%) - 5/02 Town & Country Van Lines, Inc. (14%) - 1/02 A.P. Green Refractories Co. (13%) - 12/01
101 Lindenwood Drive		Malvern	PA	1988	118,121	96.3%	1,963	22.81	Factory Mutual Insurance Co. (27%) - 5/05 Siemens Medical Solutions (19%) - 4/04 & 6/04 Daimlerchrysler Motors Co. (12%) - 11/03
501 Office Center Drive		Fort Washington	PA	1974	114,805	93.2%	1,831	20.46	Drug Information Resources (12%) - 8/02, 3/02, 2/02 & 6/05
7130 Ambassador Drive		Allentown	PA	1991	114,049	100.0%	492	5.91	Dispensing Containers Corporation (100%) - 9/05
7350 Tilghman Street		Allentown	PA	1987	111,500	100.0%	1,922	18.53	The Hartford Group (100%) - 12/04 & 12/07
50 Swedesford Square		East Whiteland Twp.	PA	1986	109,800	100.0%	1,865	16.98	Decision One Corporation (100%) - 12/05
300 Berwyn Park		Berwyn	PA	1989	107,919	100.0%	2,096	23.70	Delaware Valley Financial (68%) - 3/04
920 Harvest Drive		Blue Bell	PA	1990	104,505	100.0%	1,674	16.29	Aetna Life Insurance (100%) - 6/02
442 Creamery Way		Exton	PA	1991	104,500	67.6%	296	8.86	FedEx Ground (68%) - 6/02 & 1/02
500 Office Center Drive		Fort Washington	PA	1974	101,303	94.6%	1,870	22.15	Information Resources, Inc. (32%) - 1/06 Gateway Funding, Inc. (14%) - 12/04 Access Services, Inc. (10%) - 8/03
7450 Tilghman Street		Allentown	PA	1986	100,000	94.5%	1,614	18.18	The Hartford Group (68%) - 12/07 Optronx, Inc. (12%) - 7/03 Paychex, Inc. (10%) - 9/06
301 Lindenwood Drive		Malvern	PA	1984	97,459	74.4%	1,203	21.02	Cisco Systems, Inc. (22%) - 10/04 Alternative Resources Corp. (13%) - 6/02
555 Croton Road		King of Prussia	PA	1999	96,909	100.0%	2,090	28.91	BNP Cooper Neff, Inc. (41%) - 8/12 & 8/09 AstraZeneca (19%) - 5/02
500 North Gulph Road		King Of Prussia	PA	1979	93,082	64.4%	1,644	23.19	Nason Cullen Group (14%) - 8/06 Ford Motor Credit Corp. (13%) - 10/04
630 Freedom Business Center	(f)	King Of Prussia	PA	1989	86,683	89.9%	1,700	26.34	HQ King of Prussia, Inc. (27%) - 7/09 & 7/04 AT & T / TCG Delaware (24%) - 12/09 Cerexagri, Inc. (14%) - 4/06 Robert Half International, Inc. (12%) - 10/06
620 Freedom Business Center	(f)	King Of Prussia	PA	1986	86,559	100.0%	2,062	27.81	Reliance Insurance Company (80%) - 10/02 Home Health Corporation (18%) - 9/05
1200 Swedsford Road		Berwyn	PA	1994	86,000	100.0%	1,190	21.24	PQ Corporation (100%) - 6/14
3331 Street Road -Greenwood Square		Bensalem	PA	1986	83,097	98.5%	1,552	20.18	Stelex, Inc. (14%) - 5/04 Capsule Communications (13%) - 8/04 Arlington Capital Mortgage Corp. (10%) - 6/04
1050 Westlakes Drive		Berwyn	PA	1984	81,500	88.5%	1,983	28.00	Dermik Laboratories (89%) - 8/10
2595 Metropolitan Drive	(d)	Trevose	PA	1981	80,000	100.0%	-	7.38	Northtec LLC (100 %) - 10/06
One Progress Avenue		Horsham	PA	1986	79,204	100.0%	799	11.79	Reed Technology (100%) - 6/11
323 Norristown Road		Lower Gwyned	PA	1988	79,083	100.0%	1,375	17.81	Bisys Plan Services (90%) - 7/02

Property Name		Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
180 Wheeler Court		Langhorne	PA	1975	78,213	100.0%	348	5.86	Lainiere De Picardie, Inc. (59%) - 12/04 Eckerd Corporation (41%) - 8/05
1060 First Avenue	(f)	King Of Prussia	PA	1987	77,718	100.0%	1,778	24.52	Integra, Inc. (36%) - 6/06 Finova Capital (21%) - 1/04 Aventis Behring (43%) - 10/02
741 First Avenue		King Of Prussia	PA	1966	77,184	100.0%	540	8.30	Tozour - Trane, Incorporated (100%) - 4/05
1040 First Avenue	(f)	King Of Prussia	PA	1985	75,488	100.0%	1,838	27.57	Cortech Consulting (47%) - 6/04 First USA, Inc. (26%) - 6/05 Aventis Behring (15%) - 1/03
200 Berwyn Park		Berwyn	PA	1987	75,025	89.7%	1,633	26.46	Devon Direct Marketing & Advertising (53%) - 4/02 VHA East Corporation (12%) - 11/04 Buck Consultants (12%) - 8/06
1020 First Avenue	(f)	King Of Prussia	PA	1984	74,556	100.0%	1,379	19.30	Aventis Behring (100%) - 10/02
1000 First Avenue	(f)	King Of Prussia	PA	1980	74,139	95.9%	1,765	26.38	First USA, Inc. (27%) - 4/05 Atofina Chemicals, Inc. (22%) - 3/06 Aventis Behring (21%) - 1/03 Finova Capital (16%) - 1/04
160 - 180 West Germantown Pike		East Norriton	PA	1982	73,242	90.5%	1,336	19.16	Icon Clinical Research (40%) - 8/02 Auxilium A2, Inc. (13%) - 1/06
2560 Metropolitan Drive		Trevose	PA	1983	70,000	100.0%	-	7.96	Philips Medical Systems (48%) - 9/02 Delta Lighting Products, Inc. (19%) - 5/06 Nextel Communications (18%) - 5/03 Rentacom, Inc (15%) - 10/04
436 Creamery Way		Exton	PA	1991	72,300	92.2%	463	12.22	Mobil Oil Corporation (52%) - 1/11 Engineering Solutions, Inc. - (14%) - 11/05 Adelphia Graphic Systems (11%) - 3/02
14 Campus Boulevard		Newtown Square	PA	1998	69,400	100.0%	1,209	22.64	Catholic Health East (43%) - 9/08 & 12/05 Naviant Technology Solutions, Inc. (28%) - 9/08 Brandywine Realty Trust (29%) - 12/03
1105 Berkshire Boulevard		Reading	PA	1987	68,985	98.9%	1,034	16.45	The Travelers Indemnity Company (74%) - 2/02 Spicer Systems (14%) - 01/02
500 Enterprise Road		Horsham	PA	1990	66,751	100.0%	801	18.63	GMAC Mortgage (100%) - 4/04
16 Campus Boulevard		Newtown Square	PA	1990	65,463	100.0%	711	17.96	New England Life Insurance (61%) - 5/06 Atlantic Credit Union (35%) - 1/06
925 Harvest Drive		Blue Bell	PA	1990	63,663	96.7%	1,236	19.44	Elliott, Reihner, Siedzikowski & Egan (35%) - 6/08 Flamm, Boroff & Bacine, P.C. (24%) - 7/05
429 Creamery Way		Exton	PA	1996	63,420	100.0%	488	12.33	Micron Technologies, Inc. (52%) - 1/12 Therakos, Inc. (48%) - 5/03
610 Freedom Business Center	(f)	King Of Prussia	PA	1985	62,991	100.0%	1,421	26.41	Sun Microsystems, Inc. (38%) - 8/07 UNUM Life Insurance Company (34%) - 7/02 Agweb.Com, Inc. (11%) - 6/03 Home Properties of New York (10%) - 8/05
2200 Cabot Boulevard		Langhorne	PA	1979	61,543	100.0%	296	7.03	McCaffrey Management (56%) - 8/05 Akzo Nobel Inks Corporation (44%) - 8/05
426 Lancaster Avenue		Devon	PA	1990	61,102	100.0%	1,137	19.99	GE Transport International Pool (100%) - 9/03
3329 Street Road -Greenwood Square		Bensalem	PA	1985	60,705	91.7%	1,019	18.87	FPA Corporation (31%) - 12/06 Orbital Engineering (12%) - 2/02 Model Consulting, Inc. (11%) - 7/03 Prudential Insurance Company (11%) - 6/02
1180 Swedesford Road		Berwyn	PA	1987	60,371	100.0%	993	23.12	Davita, Inc. (71%) - 3/05 Main Line Health, Inc. (29%) - 8/03
1160 Swedesford Road		Berwyn	PA	1986	60,006	88.4%	785	24.31	Computer Sciences Corp. (45%) - 2/06 Davita, Inc. (24%) - 3/05
200 Corporate Center Drive		Camp Hill	PA	1989	60,000	100.0%	1,086	17.40	Highmark, Incorporated (100%) - 5/04
321 Norristown Road		Lower Gwyned	PA	1988	59,994	100.0%	1,148	19.74	Navisys (29%) - 12/02 Bisys Plan Services (28%) - 7/02 Rohm and Haas Company (24%) - 4/05, 11/03 & 8/03
2575 Metropolitan Drive		Trevose	PA	1981	60,000	100.0%	-	5.65	Northtec LLC (100%) - 10/06
100 Berwyn Park		Berwyn	PA	1986	57,731	100.0%	1,222	27.92	Siemans Medical Solutions (49%) - 3/02 & 3/04 PFPC,Inc. (32%) - 10/02 LCOR, Inc. (13%) - 3/04
440 Creamery Way		Exton	PA	1991	57,218	100.0%	381	11.56	Swets Blackwell (39%) - 1/04 Franciscan Healthcare Corp. (32%) - 1/03 Absorption Systems (12%) - 5/02 Storecast Merchandising Corp. (10%) - 6/02
640 Allendale Road		King of Prussia	PA	2000	56,034	100.0%	340	8.22	Sharp Corporation (100%) - 10/03
2010 Cabot Boulevard		Langhorne	PA	1985	52,831	100.0%	436	11.01	Computer Hardware Maintenance (56%) - 1/03 DiMark, Inc. (33%) - 9/02 Four Seasons Mechanical, Inc. (11%) - 9/05
680 Allendale Road		King Of Prussia	PA	1962	52,528	100.0%	478	11.47	The Immune Response Corporation (100%) - 10/11

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
2240/50 Butler Pike	Plymouth Meeting	PA	1984	52,229	91.5%	858	20.60	Wachovia Corporation (58%) - 4/06 Johnson Controls, Inc. (33%) - 4/10
650 Park Avenue	King Of Prussia	PA	1968	51,711	97.0%	1,080	21.97	GE Transport International Pool (64%) - 9/03 Sunguard Recovery Services, Inc. (20%) - 10/05
1155 Business Center Drive	Horsham	PA	1990	51,388	84.4%	669	19.18	IMS (84%) - 3/06
486 Thomas Jones Way	Exton	PA	1990	51,072	100.0%	684	19.27	First American Real Estate Tax Service (24%) - 1/04 Toshiba American Medical Systems (13%) - 6/02 Cape Environmental (12%) - 7/02 ICI America's, Inc. (12%) - 11/05 J. Reckner Associates, Inc. (11%) - 9/03
855 Springdale Drive	Exton	PA	1986	50,750	100.0%	827	17.07	Environmental Resources (100%) - 7/03
660 Allendale Road	King of Prussia	PA	1962	50,635	100.0%	317	8.12	The Immune Response Corporation (100%) - 10/11
800 Business Center Drive	Horsham	PA	1986	50,609	100.0%	587	15.94	Quest Diagnostics Inc. (73%) - 1/12 KWS & P (27%) - 4/02
875 First Avenue	King Of Prussia	PA	1966	50,000	100.0%	759	18.18	Comdisco, Inc. (100%) - 8/10
630 Clark Avenue	King Of Prussia	PA	1960	50,000	100.0%	250	5.92	Metro Fiber Systems of Philadelphia (100%) - 9/12
620 Allendale Road	King Of Prussia	PA	1961	50,000	50.0%	466	22.80	Agilent Technologies (33%) - 7/08 Koninklijke Philips Electronic (17%) - 7/08
7150 Windsor Drive	Allentown	PA	1988	49,420	89.3%	562	15.08	Verizon (35%) - 10/04 ICT Group (20%) - 2/02 Choice One Commumications (12%) - 11/04 Optronx, Inc. (23%) - 9/03
479 Thomas Jones Way	Exton	PA	1988	49,264	79.6%	428	16.56	Catholic Health Initiatives (28%) - 2/02 Childrens Discovery Centers (16%) - 3/04 Caggiano & Lyons Orthopaedic (10%) - 12/03
17 Campus Boulevard	Newtown Square	PA	2001	48,565	100.0%	828	22.95	Sciquest.Com & Emax Solutions (80%) - 3/11 PNC bank (21%) - 4/11
520 Virginia Drive	Fort Washington	PA	1987	48,122	100.0%	824	17.82	TVG, Inc. (100%) - 8/05
11 Campus Boulevard	Newtown Square	PA	1998	47,700	100.0%	1,048	22.34	Department of Forestry (70%) - 10/09 Jobson Publishing (18%) - 10/06 Dilworth Paxson (12%) - 12/06
456 Creamery Way	Exton	PA	1987	47,604	100.0%	357	8.53	Neutronics (100%) - 1/03
6575 Snowdrift Road	Allentown	PA	1988	46,858	87.5%	502	11.32	Liberty Mutual Insurance (50%) - 3/05 Fisher Clinical (38%) - 11/09
220 Commerce Drive	Fort Washington	PA	1985	46,065	92.6%	726	19.65	Ram Technologies (13%) - 3/04 Brandywine Realty Services (12%) - 6/02 Temple University (11%) - 4/04 Southeastern Abstract Co. (10%) - 12/06
7248 Tilghman Street	Allentown	PA	1987	43,782	54.3%	440	17.80	American Express, IDS (17%) - 7/06 Saqqara Systems (15%) - 11/05
110 Summit Drive	Exton	PA	1985	43,660	100.0%	378	11.31	Laser Technologies and Service (49%) - 10/06 Pall Trincor (30%) - 3/02 DGH Technology (12%) - 9/04
7360 Windsor Drive	Allentown	PA	2001	43,600	100.0%	409	21.97	Cenix, Inc. (100%) - 6/11
1100 Cassett Road	Berwyn	PA	1997	43,480	100.0%	742	22.76	Unisource Worldwide, Inc. (100%) - 1/13
467 Creamery Way	Exton	PA	1988	42,000	100.0%	371	15.26	Petroleum Heat & Power Co. (71%) - 2/07 American Color (29%) - 7/04
2535 Metropolitan Drive (d)	Trevose	PA	1974	42,000	100.0%	-	7.04	Larson - Juhl (100%) - 10/03
300 Welsh Road - Building I	Horsham	PA	1980	40,042	100.0%	668	20.09	Music Choice (45%) - 9/03 American Meter Company - (43%) - 7/04
7310 Tilghman Street	Allentown	PA	1985	40,000	85.6%	447	15.81	H. Wilden & Associates (21%) - 5/09 Rosemont College (17%) - 12/05 Avaya, Inc. (15%) - 7/03 PECO Communications (14%) - 12/03 The Donnelley Directory (10%) - 6/02 SKF USA, Inc. (10%) - 6/03
2510 Metropolitan Drive (d)	Trevose	PA	1981	40,000	100.0%	-	6.54	Philadelphia Choice Television (100%) - 6/03
2000 Cabot Boulevard	Langhorne	PA	1985	39,969	100.0%	406	12.43	Ecogen, Inc. (37%) - 3/05 Rom - Tec, Inc. (28%) - 9/02 CSX Transportation (23%) - 5/04 AGIE Corporation (13%) - 1/04
150 Corporate Center Drive	Camp Hill	PA	1987	39,401	80.1%	521	17.93	Highmark, Incorporated (37%) - 12/03 The Prudential Insurance Company (27%) - 9/06
1336 Enterprise Drive	West Goshen	PA	1989	39,330	66.5%	612	18.50	VWR Scientific Products (66%) - 12/02
600 Park Avenue	King Of Prussia	PA	1964	39,000	100.0%	470	13.87	Quest Diagnostics, Inc. (100%) - 5/02
412 Creamery Way	Exton	PA	1999	38,098	64.8%	273	20.82	Hewlett Packard Corporation (42%) - 8/11 Accountable Software (23%) - 3/05

Property Name		Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
755 Business Center Drive		Horsham	PA	1998	38,050	100.0%	548	22.36	Scirex Corporation (100%) - 12/08
18 Campus Boulevard		Newtown Square	PA	1990	37,374	88.6%	409	23.87	New England Life Insurance Co. (47%) - 10/06 Marshall Dennehey (21%) - 9/06 LR, Inc. (20%) - 8/03
2512 Metropolitan Drive	(d)	Trevose	PA	1981	37,000	100.0%	-	7.15	Bucks County Midweek, Inc. (40%) - 6/03 American Bank Note Company (30%) - 12/04 Philadelphia Newspapers, Inc. (17%) - 10/03 Stolarik Donohue Associates, Inc. (14%) - 3/02
457 Creamery Way		Exton	PA	1990	36,019	100.0%	297	13.25	Fujitsu Network Communications (100%) - 5/04
100 Arrandale Boulevard		Exton	PA	1997	34,931	100.0%	377	18.36	Dopaco, Inc. (100%) - 11/07
3000 Cabot Boulevard		Langhorne	PA	1986	34,693	93.9%	641	19.32	Arcadis Geraghty & Miller (27%) - 4/03 Integrated Data Solutions (15%) - 9/04 Luigi Bormioli Corporation (15%) - 7/04
7010 Snowdrift Road		Allentown	PA	1991	33,029	100.0%	408	17.02	Neighbor Care (61%) - 11/02 Anderson BDG Corporation (39%) - 6/03
300 Lindenwood Drive		Allentown	PA	1991	33,000	100.0%	494	19.95	Siemens Medical Solutions (100%) - 12/03
2260 Butler Pike		Plymouth Meeting	PA	1984	31,892	100.0%	595	20.92	Wilmington National Finance (36%) - 2/05 Ostroff, Fair & Company P.C. (34%) - 7/04 Thoroughbred Direct International (28%) - 5/04
700 Business Center Drive		Horsham	PA	1986	30,773	49.9%	328	22.29	Arrow Electronics (34%) - 8/01 KWS & P (16%) - 4/02
120 West Germantown Pike		Plymouth Meeting	PA	1984	30,546	17.6%	369	24.05	Kleinert's, Inc. (13%) - 9/04
650 Dresher Road		Horsham	PA	1984	30,071	0.0%	315	-	
655 Business Center Drive		Horsham	PA	1997	29,849	100.0%	433	21.43	Diccicco Battista Communications (60%) - 9/07 Paccar Financial Corporation (22%) - 9/02 Legg Mason Wood Walker (14%) - 5/04
2260/70 Cabot Boulevard		Langhorne	PA	1984	29,638	100.0%	312	14.68	Sager Electrical Supply Co. (14%) - 10/02 Manufacturers Survey (13%) - 6/02 Terminix International (13%) - 11/02 Pronet Incorporated (10%) - 3/02
468 Thomas Jones Way		Exton	PA	1990	28,934	100.0%	476	17.57	Sartomer Company, Inc. (82%) -1/08 Main Line Affiliates (19%) - 8/05
630 Dresher Road	(e)	Horsham	PA	1987	28,894	47.6%	182	22.65	PRA International, Inc. (48%) - 5/16
1700 Paoli Pike		Malvern	PA	2000	28,000	55.6%	304	22.54	Akcelerant Space Partnership (56%) - 6/03
1150 Berkshire Boulevard		Reading	PA	1979	26,781	100.0%	455	17.20	Berks Cardiology (24%) - 3/02 Ervin Levin, D.D.S. (12%) - 3/08 CMA Evaluations Consultants (10%) - 9/07 Jessee L. Pleet, Esq. (10%) - 6/05
140 West Germantown Pike		Plymouth Meeting	PA	1984	25,357	100.0%	493	22.82	Healthcare, Inc. (47%) - 9/04 Career Concepts (29%) - 2/04 PA Liquor Control Board (18%) - 6/09
3333 Street Road -Greenwood Square		Bensalem	PA	1988	25,000	100.0%	436	20.10	Nextell Communications (100%) - 7/02
800 Corporate Circle Drive		Harrisburg	PA	1979	24,779	90.1%	288	14.90	Sacunas & Saline, Inc. (27%) - 7/05 PA Insurance & Financial Services (17%) - 5/04 Leukemia Society of America (13%) - 9/02 The Harrisburg Symphony (11%) - 6/03
155 Rittenhouse Circle		Bristol	PA	1985	22,500	100.0%	269	12.03	Osiris Investment, LP (100%) - 2/02
2005 Cabot Boulevard		Langhorne	PA	1985	22,000	100.0%	371	17.20	Ensr Corporation (54%) - 6/05 Ecom Xml, Inc. (46%) - 10/05
2490 Boulevard of the Generals		King Of Prussia	PA	1975	20,600	100.0%	355	20.00	Commonwealth of Pennsylvania (100%) - 6/02
481 John Young Way		Exton	PA	1997	19,275	100.0%	304	21.42	The Childrens Hospital of Philadelphia (100%) - 11/09
100 Lindenwood Drive		Malvern	PA	1985	18,400	0.0%	-	-	
500 Nationwide Drive		Harrisburg	PA	1977	18,027	100.0%	219	15.78	Paychex, Inc. (51%) - 9/07 Amerihealth Mercy Health Plan (49%) - 6/06
600 Corporate Circle Drive		Harrisburg	PA	1978	17,858	100.0%	267	14.94	Clear Channel, Incorporated (100%) - 7/02
300 Welsh Road - Building II		Horsham	PA	1980	17,750	100.0%	336	19.51	AG Edwards & Sons (45%) - 12/03 Abington Memorial Hospital (37%) - 10/06 SRS Marketing Company (18%) - 9/05
470 John Young Way		Exton	PA	1999	15,085	100.0%	227	23.59	Comprehensive Oncology Care (41%) - 2/10 Mid Atlantic Medical Services (21%) - 11/05 Commonwealth Capital Corporation (20%) - 6/06 Beneficial Mutual Savings Bank (17%) - 9/14
748 Springdale Drive		Exton	PA	1986	13,950	100.0%	231	18.22	Great American Insurance (46%) - 1/05 Chester County District Court - (32%) - 1/04 Apothecom Associates (22%) - 4/06
200 Lindenwood Drive		Malvern	PA	1984	12,600	100.0%	190	20.92	Strategic Link Consulting, Inc. (100%) - 10/05

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
2404 Park Drive	Harrisburg	PA	1983	11,000	100.0%	164	15.14	Tracking Systems Corporation (65%) - 3/04 Albright College (35%) - 7/03
111 Arrandale Road	Exton	PA	1996	10,479	100.0%	136	18.97	Medpartners Professional Management (100%) - 3/06
2401 Park Drive	Harrisburg	PA	1984	10,074	90.1%	157	16.04	Med Media, Inc. (46%) - 8/03 Moore Business Forms, Inc. (44%) - 6/02
200 Nationwide Drive	Harrisburg	PA	1978	2,500	100.0%	60	24.00	Fulton Bank (100 %) - 8/03
George Kachel Farmhouse	Reading	PA	2000	1,664	100.0%	33	20.03	Salient 3 Communications (100%) - 12/03
301 North Walnut Street	Wilmington	DE	1989	321,511	100.0%	5,384	20.27	First USA Bank (93%) - 12/15 & 6/10
201 North Walnut Street	Wilmington	DE	1988	311,286	100.0%	4,444	20.81	First USA Bank (88%) - 1/17
4550 New Linden Hill Road	Wilmington	DE	1974	105,067	93.3%	1,603	16.96	American International Insurance (53%) - 6/05
One Righter Parkway (f)	Talleyville	DE	1989	104,828	100.0%	2,334	22.62	Kimberly Clark (89%) - 12/05 Zeneca, Inc. (11%) -12/05
Two Righter Parkway		DE	1987	95,514	100.0%	1,828	14.68	Zeneca, Inc. (100%) -11/06
100 Commerce Drive	Newark	DE	1989	63,378	17.7%	780	16.93	Citifinancial, Inc. (12%) - 12/04
111/113 Pencader Drive	Newark	DE	1990	52,665	100.0%	467	13.32	Strategic Diagnostics, Inc. (54%) -12/07 Delmarva Power & Light Co. (33%) - 6/02 Laboratory Corporation of America (13%) - 7/02
258 Chapman Road	Newark	DE	1983	40,667	51.0%	470	20.17	Mia Shoes, Inc. (23%) - 6/04 Phillips & Cohen Associates (14%) - 7/05
256 Chapman Road	Newark	DE	1983	33,747	92.0%	523	16.85	Chesapeake Decision (27%) - 8/04 & 11/05 Delaware Department of Admin. Services (20%) - 10/04 Computeruser.Com, Inc. (17%) - 3/05
262 Chapman Road	Newark	DE	1983	30,620	59.3%	380	21.82	On-Board Chemical (11%) - 3/02
260 Chapman Road	Newark	DE	1983	29,368	84.7%	350	14.89	Cavalier Telephone, L.L.C. (10%) - 7/04 Health Insurance Associates (10%) - 7/05 & 7/06
263 Chapman Road	Newark	DE	1983	24,773	91.7%	349	16.07	Delaware Department of Admin. Services (92%) - 7/06 & 9/06
261 Chapman Road	Newark	DE	1983	23,700	100.0%	336	14.41	Delaware Department of Admin. Services (100%) - 10/02 & 5/02
NEW JERSEY / NEW YORK SEGMENT								
50 East State Street	Trenton	NJ	1989	305,884	89.6%	4,798	24.34	State of N.J. Dept. of Human Services (73%) - 9/09
Park 80 West Plaza II	Saddlebrook	NJ	1988	264,074	96.2%	6,033	26.16	Vornado Realty Trust (10%) - 4/02 Pilgrim Capital Corporation (10%) - 8/03
Park 80 West Plaza I	Saddlebrook	NJ	1970	223,666	93.7%	4,811	25.85	New York Life Insurance Co. (12%) - 10/04
1009 Lenox Drive	Lawrenceville	NJ	1989	180,460	81.8%	3,748	24.97	Uniform Code Council, Inc. (27%) - 11/08
10000 Midlantic Drive	Mt. Laurel	NJ	1990	178,605	100.0%	2,926	22.17	QAD, Inc. (37%) - 8/06 Automotive Rentals (13%) - 8/02
33 West State Street	Trenton	NJ	1988	167,774	100.0%	2,798	23.99	The State of New Jersey (96%) - 7/05 & 8/08
Main Street - Plaza 1000	Voorhees	NJ	1988	162,364	84.6%	3,209	22.12	Morgan Stanley Dean Witter (14%) - 9/04 Ballard, Spahr, Andrews & Ingersoll (11%) - 8/10
55 U.S. Avenue	Gibbsboro	NJ	1982	138,982	100.0%	921	6.63	Micro Warehouse, Inc. (100%) - 8/02
457 Haddonfield Road	Cherry Hill	NJ	1990	121,737	91.2%	2,284	22.57	Montgomery McCracken (12%) - 2/05 Cozen & O'Conner (12%) - 5/05 Pepper Hamilton (13%) - 9/06 Dilworth, Paxson (10%) - 5/04
2000 Midlantic Drive	Mt. Laurel	NJ	1989	121,658	100.0%	1,727	19.22	Lockheed Martin Corporation (59%) - 5/02, 6/02, 10/04, 7/05 Computer Associates International (26%) - 12/02 Telesciences, Inc. (13%) - 4/08
2000 Lenox Drive	Lawrenceville	NJ	2000	119,114	100.0%	3,177	26.61	International Thomson Publishing (55%) - 9/10 Nelson Communications, Inc. (17%) - 7/10 Ken Clark International, Inc. (14%) - 9/10
700 East Gate Drive	Mt. Laurel	NJ	1984	118,899	91.7%	1,873	20.65	Citicorp Vendor Finance (50%) - 3/05 McCormick Taylor & Associates (16%) - 12/11 HBO & Company (13%) - 1/05
993 Lenox Drive	Lawrenceville	NJ	1985	111,137	98.1%	2,370	23.05	Stark & Stark, Inc. (64%) - 8/04 Office Concierge, Inc. (18%) - 4/04 Navigant Consulting (12%) - 6/03
1000 Howard Boulevard	Mt. Laurel	NJ	1988	105,312	100.0%	2,103	21.39	Conrail (45%) - 6/05 State of New Jersey (26%) - 12/03 Lincoln Technical Institute (25%) - 11/09
One South Union Place	Cherry Hill	NJ	1982	99,573	50.2%	1,021	14.39	Pinnacle Food Corporation (50%) - 5/11
997 Lenox Drive	Lawrenceville	NJ	1987	97,277	100.0%	1,977	22.54	Fox,Rothschild,O'Brien & Frankel (34%) - 6/03 Dechert Price & Rhoads (25%) - 11/03 Smith Barney, Inc. (13%) - 9/05

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
1000 Atrium Way	Mt. Laurel	NJ	1989	97,158	97.2%	1,733	20.01	IBM (18%) - 3/06 International Truck & Engine (18%) - 12/04 Fleet Insurance Services (17%) - 2/04 Janney, Montgomery, Scott (14%) - 6/05
1120 Executive Boulevard	Marlton	NJ	1987	95,278	93.8%	1,833	26.09	Computer Sciences Corporation (63%) - 5/02 Fleer Skybox International (19%) - 4/03
15000 Midlantic Drive	Mt. Laurel	NJ	1991	84,056	100.0%	1,279	21.72	New Jersey Bell Telephone (89%) - 7/06 Gallagher Bassett Services, Inc. (11%) - 11/02
220 Lake Drive East	Cherry Hill	NJ	1988	78,509	100.0%	1,221	21.55	A.C. Nielsen Company (20%) - 8/06 Sagemark Consulting, Inc. (19%) - 12/02 Kenney & Kearney LLP (15%) - 4/05 Insurance Company of North America (14%) - 12/02 Compas, Inc. (14%) - 1/06 Schnader Harrison Segal (10%) - 11/03
1007 Laurel Oak Road	Voorhees	NJ	1996	78,205	100.0%	621	7.94	R.F. Power Products, Inc. (100%) - 10/06
10 Lake Center Drive	Marlton	NJ	1989	76,359	67.2%	854	22.61	Xerox Corporation (21%) - 11/05 Risk Management Alternatives (17%) - 12/04 & 9/04
200 Lake Drive East	Cherry Hill	NJ	1989	76,352	93.2%	1,107	21.55	Liberty Mutual Insurance Co. (13%) - 9/03
Three Greentree Centre	Marlton	NJ	1984	69,300	100.0%	1,313	19.98	Parker McCay (49%) - 7/10 Surety Title Company (19%) - 12/03 National City Mortgage Company (12%) - 7/03 H&R Block Financial Advisors (12%) - 3/05
King & Harvard Avenue	Cherry Hill	NJ	1974	67,444	100.0%	1,305	20.24	U.S. Government - Social Security (33%) - 5/10 UFCW Local 56, AFL-CIO (25%) - 3/10 N.J. Department of Law and Public Safety (38%) - 10/09
9000 Midlantic Drive	Mt. Laurel	NJ	1989	67,299	100.0%	875	21.52	Automotive Rentals (100%) - 8/02
6 East Clementon Road	Gibbsboro	NJ	1980	66,236	87.3%	968	17.30	Virtua Health, Inc. (37%) - 4/07 Malvern Marketing (18%) - 12/04 Equifax Credit Information Services (15%) - 12/02
104 Windsor Center Drive	East Windsor	NJ	1987	65,980	100.0%	1,129	19.05	I-STAT Corporation (57%) - 9/03 Evans East (22%) - 12/05 Green Tree Learning Centers, Inc. (21%) - 9/02
701 East Gate Drive	Mt. Laurel	NJ	1986	61,794	96.1%	1,161	22.00	Lockheed Martin Corporation (56%) - 4/02 Compaq Computer (16%) - 6/05 American International Recovery, Inc. (11%) - 1/03
210 Lake Drive East	Cherry Hill	NJ	1986	60,604	89.4%	863	21.81	Royal Indemnity Company (30%) - 4/08 Media Investments I (30%) - 4/05 & 4/02
4000/5000 West Lincoln Drive	Marlton	NJ	1982	60,091	71.1%	732	16.88	No Tenants Leasing 10% or More Square Feet
308 Harper Drive	Mt. Laurel	NJ	1976	59,500	100.0%	1,214	21.82	Harleysville Insurance Company (70%) - 4/03 Cisco Systems (3%) - 7/03
305 Fellowship Drive	Mt. Laurel	NJ	1980	56,824	100.0%	1,148	21.41	Industri-Matematik American Operations, Inc. (68%) - 1/05 Dun & Bradstreet, Inc. (15%) - 9/05
Two Greentree Centre	Marlton	NJ	1983	56,075	75.2%	916	22.01	Merrill, Lynch, Pierce, Fenner (32%) - 11/05 & 11/08 SLM Financial Corporation (10%) - 12/04 South Jersey Radiology (10%) - 5/04
309 Fellowship Drive	Mt. Laurel	NJ	1982	55,911	76.7%	853	20.98	HQ Mount Laurel, Inc. (34%) - 4/08 Dean Witter Reynolds (21%) - 12/09 Merchants Mutual Insurance (13%) - 6/04
One Greentree Centre	Marlton	NJ	1982	55,838	100.0%	1,026	19.64	American Executive Services (30%) - 1/06 Temple University (18%) - 12/02
8000 Lincoln Drive	Marlton	NJ	1997	54,923	100.0%	981	19.42	Computer Sciences Corporation (67%) - 11/04 Blue Cross Blue Shield (33%) - 5/07
307 Fellowship Drive	Mt. Laurel	NJ	1981	54,485	96.1%	1,029	21.05	Impact RX (10%) - 4/04
303 Fellowship Drive	Mt. Laurel	NJ	1979	53,848	82.7%	995	19.64	Larami / Hasbro (22%) - 6/02 Metro Commercial (15%) - 2/05 The Prudential Insurance Company (14%) - 5/04 Expanets of North America, LLC (11%) - 4/06
2 Foster Avenue	Gibbsboro	NJ	1974	50,761	100.0%	255	5.24	Harbor Laundry, Inc. (95%) - 8/03
4000 Midlantic Drive	Mt. Laurel	NJ	1998	46,945	100.0%	890	19.00	Lockheed Martin Corporation (100%) - 4/05
Five Eves Drive	Marlton	NJ	1986	45,564	92.4%	736	16.53	Virtua Health (36%) - 11/06 & 11/02 Samaritan Hospice (25%) - 2/04 Residential Healthcare, Inc. (18%) - 3/06
161 Gaither Drive	Mount Laurel	NJ	1987	44,739	86.2%	555	19.61	Geac Computer Systems, Inc. (51%) American Home Assurance Co. (20%) - 2/05
9000 West Lincoln Drive	Marlton	NJ	1983	43,719	87.4%	581	16.16	Circuit City Stores, Inc. (13%) - 9/06
Main Street - Piazza	Voorhees	NJ	1990	41,408	100.0%	613	16.07	Cooper Hospital (36%) - 7/11 & 3/11 Lincoln Investments (20%) - 8/03 Chamber of Commerce (12%) - 8/06
1000 East Lincoln Drive	Marlton	NJ	1981	40,600	100.0%	170	6.38	Burrups Packard (100%) - 2/06

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
30 Lake Center Drive	Marlton	NJ	1986	40,287	95.0%	555	19.73	Paychex, Inc. (47%) - 4/06 Bank of America F.S.B. (25%) - 7/03 First Horizon Home Loan Corporation (14%) - 11/04
1000/2000 West Lincoln Drive	Marlton	NJ	1982	38,950	72.8%	587	16.73	Occupational Training Center (15%) - 7/02 Kaytes - Cooperman (10%) - 3/03
20 East Clementon Road	Gibbsboro	NJ	1986	38,260	100.0%	693	19.73	Medquist / Asset Care (18%) - 4/03 R.Randle Scarborough, Inc. (16%) - 10/02 Serco, Inc. (16%) - 12/05 Feinberg and Associates (16%) - 1/05 The State of New Jersey (16%) - 10/07
Two Eves Drive	Marlton	NJ	1987	37,532	96.5%	572	17.96	Resolution Management Consultants (14%) - 6/05 Dynamic Imaging Systems, Inc. (17%) - 2/06
1255 Broad Street	Bloomfield	NJ	1981	37,478	100.0%	569	20.20	Charles M. Cummins & Elliot Shack (76%) - 2/06 Menno Travel Services (14%) - 10/03
3000 West Lincoln Drive	Marlton	NJ	1982	36,070	85.4%	523	16.03	Abo, Uris & Allenburger (20%) - 1/04
304 Harper Drive	Mt. Laurel	NJ	1975	32,978	93.1%	561	18.89	Basic Commerce Industries, Inc. (14%) - 8/05 Computer Sciences Corporation (18%) - 11/06 Panzano & Partners (14%) - 12/04 Tab Products (10%) - 6/02
Main Street - Promenade	Voorhees	NJ	1988	31,445	93.2%	346	15.86	Marlton Risk Management, Inc. (19%) - 1/06 Morgenstern & Associates (14%) - 5/04 Pub Management, Inc. (13%) - 9/09
Four B Eves Drive	Marlton	NJ	1987	27,011	82.8%	301	16.84	ISO Commercial Risk (67%) - 6/05 Broadwing/Eclipse Communications (16%) - 1/05
815 East Gate Drive	Mt. Laurel	NJ	1986	25,500	66.7%	307	17.35	Advanced Communication Systems (67%) - 4/04
817 East Gate Drive	Mt. Laurel	NJ	1986	25,351	100.0%	346	14.72	Landress Co. - Emtec (62%) - 3/04 Concentra (39%) - 9/04
Four A Eves Drive	Marlton	NJ	1987	24,687	100.0%	349	16.40	Groundwater Technology (39%) - 5/04 Advanced Systems (33%) - 4/04 Anthony Scialabba, Esq. (18%) - 3/03 Inphoto Surveillance (10%) - 6/03
1 Foster Avenue (e)	Gibbsboro	NJ	1972	24,255	100.0%	101	6.62	Goldin Sports Management (100%) - 2/02
4 Foster Avenue	Gibbsboro	NJ	1974	23,372	100.0%	184	9.09	Harbor Laundry, Inc. (62%) - 8/03 Medical Data Exchange, Inc. (38%) - 10/02
7 Foster Avenue	Gibbsboro	NJ	1983	22,158	28.7%	103	14.10	Choice Point Services (23%) - 4/06
10 Foster Avenue	Gibbsboro	NJ	1983	18,651	100.0%	292	16.95	Dolphin, Inc. (35%) - 5/04 Rottland Homes of New Jersey (29%) - 5/04
305 Harper Drive	Mt. Laurel	NJ	1979	14,980	100.0%	114	8.68	The Jerome Group (100%) - 9/02
5 U.S. Avenue	Gibbsboro	NJ	1987	5,000	100.0%	18	3.60	Mcfadden Catering, Inc. (100%) - 12/03
50 East Clementon Road	Gibbsboro	NJ	1986	3,080	100.0%	121	39.17	Corestates Financial Corporation (100%) - 10/02
5 Foster Avenue	Gibbsboro	NJ	1968	2,000	100.0%	-	-	Borough of Gibbsboro - Police Station (50%) - 11/02
55 Ames Court	Plainview	NY	1961	90,000	100.0%	1,214	15.01	Cardholder Management Services (100%) - 2/03
245 Old Country Road	Melville	NY	1978	82,308	100.0%	610	7.45	Citicorp Custom Credit, Inc. (100%) - 1/06
125 Jericho Turnpike	Jericho	NY	1969	75,308	87.3%	1,178	19.46	Getty Petroleum Corporation (42%) - 1/02 Satty, Levine & Ciacco, CPA (11%) - 9/06
91 North Industry Court	Deer Park	NY	1965	71,000	100.0%	346	6.87	Windowrama Warehousing, Inc. (100%) - 1/02
263 Old Country Road	Melville	NY	1999	62,500	100.0%	723	11.67	Ademco Distributing, Inc. (100%) - 2/19
200 Wireless Boulevard	Hauppauge	NY	1986	50,841	48.1%	287	15.32	Hirsch International Corporation (48%) - 3/11
336 South Service Road	Melville	NY	1965	43,600	100.0%	423	10.03	Nikon, Inc. (100%) - 4/11
645 Stewart Avenue	Garden City	NY	1962	35,552	100.0%	231	10.77	Hearst Business Communications (100%) - 12/03
80 Skyline Drive	Plainview	NY	1961	29,521	100.0%	247	13.09	Scientific Cell Company, Inc. (29%) - 8/10 Aviarms Support Corporation (27%) - 2/05 Gentiva Health Services (27%) - 2/03 Blaise Advertising, Inc. (10%) - 5/03
131 Jericho Turnpike	Jericho	NY	1967	27,783	86.2%	535	25.12	Katzman Weinstein Company (23%) - 11/04
120 Express Street	Plainview	NY	1962	27,729	100.0%	237	12.63	Tyz - All Plastics, Inc. (55%) - 11/08 Henderson & Bodwell (45%) - 9/02
10 Skyline Drive	Plainview	NY	1960	22,562	70.9%	180	9.73	Shore Pharmaceutical (39%) - 6/05 Tomra Metro, LLC (25%) - 4/05
180 Central Ave. / 2 Engineers Ln.	Farmingdale	NY	1960	21,700	100.0%	131	6.19	Yaleet, Inc. (100%) - 5/05

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
111 Ames Court	Plainview	NY	1959	18,000	100.0%	119	7.65	Centroid, Inc. (45%) - 4/05 Technic, Inc. (41%) - 5/06 International Bonded Courier (13%) - 11/01
11 Commercial Street	Plainview	NY	1961	17,548	100.0%	135	10.98	Shore Pharmaceutical Providers, Inc. (100%) - 6/05
8 Engineers Lane	Farmingdale	NY	1963	15,000	0.0%	7	0.00	No Tenants Leasing 10% or More Square Feet
19 Engineers Lane	Farmingdale	NY	1962	10,000	100.0%	71	7.20	First Commercial Asset Management (100%) - 1/03
VIRGINIA SEGMENT								
600 East Main Street	Richmond	VA	1986	422,993	75.1%	5,804	19.67	GSA Department of Taxation (23%) - 11/04 Verizon (19%) - 11/03
300 Arboretum Place	Richmond	VA	1988	212,126	94.3%	3,554	17.27	The Travelers (43%) - 3/06 & 1/04 Trailblazer Health Enterprises (19%) - 12/08
2511 Brittons Hill Road	Richmond	VA	1987	132,103	100.0%	569	5.43	Colortree, Inc. (56%) - 7/07 Circuit City Stores, Inc. (44%) - 6/02
2100-2116 West Laburnam Avenue	Richmond	VA	1976	127,239	75.6%	1,805	19.06	Commercial Union Insurance (10%) - 2/02
1957 Westmoreland Street	Richmond	VA	1975	121,815	100.0%	514	4.70	Capital One Bank (100%) - 2/06
2201-2245 Tomlynn Street	Richmond	VA	1989	85,860	96.9%	636	7.83	Information Integration (27%) - 11/06 Halifax Corporation (24%) - 1/04 Virtual Image Technology, Inc. (13%) - 4/06 Leonard Fishman & Son, Inc. (13%) - 4/04 Lucent Technologies (10%) - 7/04
100 Gateway Centre Parkway	Richmond	VA	2001	74,585	100.0%	117	18.75	Philip Morris, Inc. (100%) - 11/06
9011 Arboretum Parkway	Richmond	VA	1991	72,851	94.9%	1,229	17.70	Elliptus Software (30%) - 8/03
4805 Lake Brooke Drive	Glen Allen	VA	1996	61,657	100.0%	1,046	18.14	Kemper Insurance (51%) - 10/10 Dayton Hudson -Target (34%) - 2/03 J. Sargeant Reynolds (11%) - 9/01
9100 Arboretum Parkway	Richmond	VA	1988	57,481	77.9%	879	18.02	New York Life Insurance Co. (15%) - 3/04 Saunders, Cary & Patterson (11%) - 1/05
2812 Emerywood Parkway	Henrico	VA	1980	56,076	100.0%	552	11.30	Charter One (100%) - 1/02
2277 Dabney Road	Richmond	VA	1986	50,400	100.0%	241	6.09	West Home Health (50%) - 10/10 KAP, Inc. (33%) - 2/06 Goodall Rubber Company (17%) - 5/01
9200 Arboretum Parkway	Richmond	VA	1988	49,542	90.1%	542	13.17	Bell Industries, Inc. (52%) - 5/06 & 6/05 General Dynamics Govt. Systems Corp. (11%) - 11/03 Crown Castle USA, Inc. (10%) - 5/05 DR2DR.Com, Inc. (10%) - 3/03
9210 Arboretum Parkway	Richmond	VA	1988	47,943	57.8%	577	13.99	U.S. Marine Corps (17%) - 6/02 West End Orthopedic Clinic, Inc. (15%) - 7/04 Whiting Turner Contracting Co. (11%) - 12/05
2212-2224 Tomlynn Street	Richmond	VA	1985	45,353	100.0%	245	6.75	Imaging Solutions, Inc. (60%) - 4/06 Jonathon Ball (13%) - 4/03 Suitable For Framing (11%) - 10/11
2221-2245 Dabney Road	Richmond	VA	1994	45,250	100.0%	301	7.11	Ademco Distribution (31%) - 7/04 Hearth Services, Inc. (24%) - 6/02 Dal - Tile Corporation (16%) - 9/04 United Power Corporation (16%) - 4/02 DHL Airways (14%) - 8/03
2201 Dabney Road	Richmond	VA	1962	45,000	100.0%	167	6.11	Golf Acres (100%) 2/06
2251 Dabney Road	Richmond	VA	1983	42,000	100.0%	254	6.65	United Power Corporation (30%) - 4/02 Ultrabronz (30%) - 10/05 Cavalier Flooring Systems, Inc. (20%) - 4/03 Dominion Restoration (10%) - 7/05 Kinetics Group (10%) - 7/02
2161-2179 Tomlynn Street	Richmond	VA	1985	41,550	100.0%	252	6.22	United Power Corporation (40%) - 4/02 Kathleen's Bake Shop (29%) - 4/04 Dillard Paper Company (20%) - 11/01 KCI USA, Inc. (10%) - 6/02
2256 Dabney Road	Richmond	VA	1982	33,600	100.0%	186	6.41	Daycon Products (25%) - 5/04 Visual Aids (25%) - 5/04 Stanley Stephens Co. (23%) - 2/07 Accu-Tech Corporation (15%) - 3/04 Royal Cup, Inc. (13%) - 4/06
2246 Dabney Road	Richmond	VA	1987	33,170	100.0%	215	7.88	PPD Development, L.L.C. (80%) - 8/14 Canning Corporation (14%) - 3/02
2244 Dabney Road	Richmond	VA	1993	33,050	100.0%	275	9.15	PPD Development, L.L.C (100%) - 8/14
9211 Arboretum Parkway	Richmond	VA	1991	30,791	69.8%	431	13.78	Bell Industries (50 %) - 12/02 Jess Duboy Advertising (10%) - 2/02 KCI Technologies (10%) - 8/03
2248 Dabney Road	Richmond	VA	1989	30,184	100.0%	217	9.16	A&J Telephone Systems (21%) - 1/03 Office Masters, Inc. (20%) - 3/06 PPD Development, L.L.C (14%) - 8/04

Property Name	Location	State	Year Built	Net Rentable Square Feet	Percentage Leased as of December 31, 2001 (a)	Total Base Rent for the Twelve Months Ended December 31, 2001 (b) (000's)	Average Annualized Rental Rate as of December 31, 2001 (c)	Tenants Leasing 10% or More of Rentable Square Footage per Property as of December 31, 2000 and Lease Expiration Date
2130-2146 Tomlynn Street	Richmond	VA	1988	29,700	100.0%	208	7.05	United Power Corporation (100%) - 4/02
2120 Tomlyn Street	Richmond	VA	1986	23,850	100.0%	147	6.57	United Power Corporation (42%) - 4/02 Unijax/Unisource (30%) - 11/02 Fred & Gladys Connaster (15%) - 6/03 West End Signs (14%) - 11/01
2240 Dabney Road	Richmond	VA	1984	15,389	100.0%	131	9.50	PDD Development, L.L.C. (100%) - 8/14
4364 South Alston Avenue	Durham	NC	1985	56,601	74.6%	869	18.30	Cato Research (71%) - 7/01
TOTAL ALL PROPERTIES / WEIGHTED AVG.				17,311,895	92.2%	$ 249,322	$ 17.73	

(a) Calculated by dividing net rentable square feet included in leases signed on or before December 31, 2001 at the property by the aggregate net rentable square feet of the Property.

(b) "Total Base Rent" for the twelve months ended December 31, 2001 represents base rents received during such period, excluding tenant reimbursements, calculated in accordance with generally accepted accounting principles (GAAP) determined on a straight-line basis. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

(c) "Average Annualized Rental Rate" is calculated as follows: (i) for office leases written on a triple net basis, the sum of the annualized contracted base rental rates payable for all space leased as of December 31, 2001 (without giving effect to free rent or scheduled rent increases that would be taken into account under GAAP) plus the 2001 budgeted operating expenses excluding tenant electricity; and (ii) for office leases written on a full service basis, the annualized contracted base rent payable for all space leased as of December 31, 2001. In both cases the annualized rental rate is divided by the total square footage leased as of December 31, 2001 without giving effect to free rent or scheduled rent increases that would be taken into account under GAAP.

(d) "Total Base Rent"reflected for these Properties is presented on a consolidated basis.

(e) These Properties are under redevelopment and are excluded from the percentages for Weighted Average Percentage Leased and Average Annualized Rental Rate information.

(f) This Property is subject to a ground lease.

The following table shows certain information regarding rental rates and lease expirations for the Properties at December 31, 2001, assuming none of the tenants exercises renewal options or termination rights, if any, at or prior to scheduled expirations:

Year of Lease Expiration December 31,	Number of Leases Expiring Within the Year	Rentable Square Footage Subject to Expiring Leases	Final Annualized Base Rent Under Expiring Leases (a)	Final Annualized Base Rent Per Square Foot Under Expiring Leases	Percentage of Total Final Annualized Base Rent Under Expiring Leases	Cumulative Total
2002	363	2,599,302	35,743,432	13.75	13.0%	13.0%
2003	342	2,218,497	36,594,723	16.50	13.3%	26.2%
2004	339	2,454,201	44,682,304	18.21	16.2%	42.4%
2005	271	2,399,417	45,426,523	18.93	16.5%	58.9%
2006	199	2,025,447	32,262,654	15.93	11.7%	70.6%
2007	59	625,141	11,054,910	17.68	4.0%	74.6%
2008	33	508,820	11,006,652	21.63	4.0%	78.6%
2009	64	492,814	10,400,960	21.11	3.8%	82.3%
2010	38	664,105	16,863,966	25.39	6.1%	88.4%
2011	24	527,075	8,925,776	16.93	3.2%	91.7%
2012 and thereafter	87	1,452,327	22,982,629	15.82	8.3%	100.0%
	1,819	15,967,146	$ 275,944,529	$ 17.28	100.0%	

(a) "Final Annualized Base Rent" for each lease scheduled to expire represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to expiration multiplied by 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

At December 31, 2001, the Properties were leased to 1,254 tenants that are engaged in a variety of businesses. The following table sets forth information regarding leases at the Properties with the 20 tenants with the largest amounts leased based upon Annualized Escalated Rent from the Properties as of December 31, 2001:

Tenant Name (a)	Number of Leases	Remaining Lease Term in Months	Aggregate Square Feet Leased	Percentage of Aggregate Leased Square Feet	Annualized Escalated Rent (in 000) (b)	Percentage of Aggregate Annualized Escalated Rent
First USA Bank	7	(c)	612,282	3.8%	$ 13,814	4.3%
State of New Jersey	6	(d)	441,442	2.7%	11,739	3.6%
Verizon	5	(e)	257,468	1.6%	6,419	2.0%
Penske Truck Leasing	1	228	289,580	1.8%	5,065	1.6%
Lockheed Martin	7	(f)	311,722	1.9%	4,193	1.3%
Hartford Life	4	(g)	182,481	1.1%	3,803	1.2%
Omnicare Clinical Research	1	103	150,000	0.9%	3,713	1.1%
Parsons Corporation	3	(h)	174,689	1.1%	3,478	1.1%
General Electric	3	(i)	133,371	0.8%	3,241	1.0%
Aventis Behring	5	(j)	134,564	0.8%	3,212	1.0%
Computer Sciences Corporation	4	(k)	129,786	0.8%	3,103	1.0%
Zeneca	3	(l)	125,352	0.8%	3,062	0.9%
American Business Financial Services	1	19	92,200	0.6%	2,895	0.9%
Travelers	4	(m)	149,249	0.9%	2,829	0.9%
Highmark Corporation	4	(n)	135,298	0.8%	2,757	0.9%
Keystone Health Plan Central	1	32	122,101	0.8%	2,591	0.8%
Kimberly Clark Corporation (Scott Paper)	1	48	93,014	0.6%	2,301	0.7%
Siemans Medical Solutions	5	(o)	84,306	0.5%	2,164	0.7%
Dermik Laboratories	1	104	72,094	0.4%	2,163	0.7%
Decision One	1	48	109,800	0.7%	2,149	0.7%
Consolidated Total/Weighted Average	67	80	3,800,799	23.6%	$ 84,691	26.1%

(a) The identified tenant includes affiliates in certain circumstances.

(b) Annualized Escalated Rent represents the monthly Escalated Rent for each lease in effect at December 31, 2001 multiplied by 12. Escalated Rent represents fixed base rental amounts plus pass-throughs of operating expenses, including electricity costs. The Company estimates operating expense pass-throughs based on historical amounts and comparable market data.

(c) Consists of six leases: a lease representing 274,531 net rentable square feet that expires in January 2017, a lease representing 244,080 net rentable square feet that expires in December 2015, two leases representing 53,894 net rentable square feet that expire in June 2010, a lease representing 19,708 net rentable square feet that expires in April 2005, a lease representing 19,666 net rentable square feet that expires in June 2005 and a lease representing 403 net rentable square feet that expires in March 2005.

(d) Consists of seven leases: a lease representing 24,457 net rentable square feet that expires in October 2009, a lease representing 222,987 net rentable square feet that expires in September 2009, a lease representing 117,428 net rentable square feet that expires in August 2008, a lease representing 6,320 net rentable square feet that expires in October 2007, a lease representing 43,201 square feet that expires in July 2005 and a lease representing 27,049 net rentable square feet that expires in December 2003.

(e) Consists of five leases: a lease representing 74,728 net rentable square feet that expires in July 2006, a lease representing 17,179 net rentable square feet that expires in October 2004, a lease representing 85,561 net rentable square feet that expires in August 2004, a lease representing 80,000 net rentable square feet that expires in November 2003 and a rooftop lease that expired in February 2001.

(f) Consists of seven leases: a lease representing 15,237 net rentable square feet that expires in July 2005, a lease representing 46,945 net rentable square feet that expires in April 2005, a lease representing 13,956 net rentable square feet that expires in October 2004, a lease representing 158,000 net rentable square feet that expires in September 2002, a lease representing 12,498 net rentable square feet that expires in June 2002, a lease representing 30,280 net rentable square feet that expires in May 2002 and a lease representing 34,806 net rentable square feet that expires in April 2002 .

(g) Consists of four leases: three leases that represent 147,461 net rentable square feet that expire in December 2007 and a lease representing 35,020 net rentable square feet that expires in December 2004.

(h) Consists of three leases: a lease representing 169,013 net rentable square feet that expires in March 2010 and two leases that represent 5,676 net rentable square feet that expire in March 2005.

(i) Consists of three leases: a lease representing 39,269 net rentable square feet that expires in September 2006 and two leases representing 94,102 net rentable square feet that expire in September 2003.

(j) Consists of five leases: two leases that represent 26,652 net rentable square feet that expire in January 2003 and three leases that represent 107,912 net rentable square feet that expire in October 2002.

(k) Consists of four leases: a lease representing 5,915 net rentable square feet that expires in November 2006, a lease representing 27,138 that expires in February 2006, a lease representing 36,830 net rentable square feet that expires in November 2004 and a lease representing 59,903 net rentable square feet that expires in May 2002.

(l) Consists of three leases: a lease representing 95,514 net rentable square feet that expires in November 2006, a lease representing 11,814 net rentable square feet that expires in December 2005 and a lease representing 18,024 net rentable square feet that expires in May 2002.

(m) Consists of four leases: a lease representing 6,961 net rentable square feet that expires in March 2006, a lease representing 7,537 net rentable square feet that expires in December 2004, a lease representing 83,437 net rentable square feet that expires in January 2004 and a lease representing 51,314 net rentable square feet that expires in February 2002.

(n) Consists of four leases: a lease representing 7,619 net rentable square feet that expires in December 2004, a lease representing 53,179 net rentable square feet that expires in August 2004, a lease representing 60,000 net rentable square feet that expires in March 2004 and a lease representing 14,500 net rentable square feet that expires in December 2003.

(o) Consists of five leases: a lease representing 17,426 net rentable square feet that expires in June 2004, a lease representing 5,368 net rentable square feet that expires in April 2004, a lease representing 21,647 net rentable square feet that expires in March 2004, a lease representing 33,000 net rentable square feet that expires in December 2003 and a lease representing 6,865 net rentable square feet that expires in March 2002.

Real Estate Ventures

Through December 31, 2001, the Company had invested approximately $19.1 million in thirteen Real Estate Ventures (net of returns of investment received by the Company). The Company, through subsidiaries, formed these ventures with unaffiliated third parties to develop office properties or to acquire land in anticipation of possible development of office properties. Nine of the Real Estate Ventures own nine office buildings that contain an aggregate of approximately 1.0 million net rentable square feet; one Real Estate Venture is developing one office buildings that will contain, upon completion, an aggregate of approximately 345,000 net rentable square feet; one Real Estate Venture is developing a hotel property that will contain, upon completion, approximately 137 rooms; and two Real Estate Ventures hold approximately nine acres of land for future development. At December 31, 2001, the operating properties owned by the Real Estate Ventures were approximately 86% leased to 52 tenants.

The Company's investment in Real Estate Ventures is as follows (in thousands):

	Ownership Percentage (1)	Carrying Amount	Real Estate Venture Debt at 100%	Company's Share of Real Estate Venture Income
Two Tower Bridge Associates	35%	$ 2,743	$ 7,810	$ 735
Four Tower Bridge Associates	65%	4,081	11,000	264
Five Tower Bridge Associates	15%	-	23,068	-
Six Tower Bridge Associates	65%	1,190	16,500	(25)
Eight Tower Bridge Associates	6%	857	17,747	-
Tower Bridge Inn Associates	50%	2,940	11,700	70
Christiana Center Operating Company I, LLC	50%	2,006	12,645	150
Christiana Center Operating Company II, LLC	50%	258	6,136	30
Christiana Center Operating Company III, LLC	50%	418	-	-
1000 Chesterbrook Boulevard Partnership	50%	3,943	28,476	662
PJP Building Two, LC	30%	76	4,917	15
PJP Building Five, LC	25%	160	5,464	-
Florig, LP	30%	395	-	-
Interstate 202, G.P. (2)	0%	-	-	823
Baita Tysons International Partners (2)	0%	-	-	44
		$ 19,067	$ 145,463	$ 2,768

(1) Ownership percentage represents the Company's entitlement to residual distributions after payment by the applicable venture of priority returns.
(2) The Company transferred its interests in these Real Estate Ventures during 2001.

Item 3. Legal Proceedings

The Company is involved from time to time in litigation on various matters, which include disputes with tenants and disputes arising out of agreements to purchase or sell properties. Given the nature of the Company's business activities, these lawsuits are considered routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system.

Reference is made to the litigation disclosed in Part II, Item 1 of the Company's Form 10-K for the year ended December 31, 2000. On July 9, 1999, the Superior Court of New Jersey, Camden County, dismissed the complaint against the Company with prejudice. The plaintiffs subsequently filed a motion for reconsideration, which motion the Superior Court denied. Plaintiffs then appealed to the Appellate Division, which is the intermediate appellate level court in New Jersey. In December 2000, the Appellate Division affirmed in part and reversed in part the Chancery Division's earlier dismissal of the entire action. The Appellate Division affirmed the dismissal of the fraud and other non-contractual counts in the Complaint, but reversed the contract and reformation counts and remanded these to the lower court for further proceedings. The Company sought review of this decision by the Supreme Court of New Jersey, but in March 2001, that Court declined to consider the appeal. The case has therefore returned to the Chancery Division, where it is now in the written discovery stage.

In November 1999, a third-party complaint was filed in the Superior Court of New Jersey, Burlington County, by BRI OP Limited Partnership ("BRI OP") against the Company and several other persons and entities, including several former affiliates of the Company, relative to Greentree Shopping Center located in Marlton, New Jersey ("Subject Property"). The Subject Property was owned and managed by a subsidiary of the Company between 1986 and 1988. BRI OP, also a former owner of the Subject Property, has been sued by the present owner and manager ("Owner") of the Subject Property, seeking indemnification and contribution for costs related to the remediation of environmental contamination allegedly caused by a dry cleaning business, which was a tenant of the Subject Property. BRI OP, in turn, brought a third-party action against the Company and others seeking indemnification for environmental remediation and clean up costs for which it may be held liable. During the course of the proceeding, the Owner petitioned the New Jersey Department of Environmental Protection ("NJDEP") to issue a directive to clean up the Subject Property to certain parties, including the Company, BRI OP and the dry cleaner, who were allegedly responsible for the environmental contamination under the New Jersey Spill Compensation and Control Act ("Spill Act"). NJDEP issued such a directive to those parties and the Owner in May 2001 (the "Directive") which requires all of the parties to the Directive to remediate the Subject Property. Failure to comply with a Spill Act directive would subject a noncomplying party to treble damages (i.e., triple the cost of the cleanup if performed by NJDEP or others) and, potentially, penalties under the Spill Act.

Following issuance of the Directive, the parties to whom the Directive was issued commenced settlement negotiations. The negotiations resulted in an agreement in principle between the Company, BRI OP and the Owner, which the parties are in the process of reducing to writing. Under the settlement, the Owner would perform and obtain NJDEP approval of the cleanup and release and indemnify (with limited exceptions) the Company and BRI OP from and against liability for matters relating to the contamination. The Company believes that the agreement reached with the Owner, upon finalization and implementation, will also satisfy its obligation to participate in the remediation pursuant to the Directive; however, the Company has not yet confirmed this with the NJDEP (although it intends to do so upon finalization of the settlement). The Company believes that, regardless of whether the Superior Court action is settled or the Company is relieved of further responsibility under the Directive, based on its assessment of the estimated cost of any required remediation, the availability of other parties that are potentially responsible for all or a portion of such cost, and defenses that may be available to the Company, that this matter will not have a material adverse effect on the Company's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

The Company did not submit any matters to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Common Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "BDN." On March 25, 2002, there were approximately 330 holders of record of the Common Shares. On March 25, 2002, the last reported sales price of the Common Shares on the NYSE was $23.45. The following table sets forth the quarterly high and low closing sales price per share reported on the NYSE for the indicated periods and the distributions paid by the Company with respect to each such period.

	Share Price High	Share Price Low	Distributions Declared For Quarter
First Quarter 2000	$17.13	$15.38	$0.40
Second Quarter 2000	$19.38	$16.81	$0.40
Third Quarter 2000	$21.63	$19.50	$0.41
Fourth Quarter 2000	$21.38	$18.38	$0.41
First Quarter 2001	$21.75	$18.56	$0.41
Second Quarter 2001	$22.44	$18.81	$0.41
Third Quarter 2001	$22.75	$18.81	$0.44
Fourth Quarter 2001	$21.63	$18.44	$0.44

Future distributions by the Company will be declared at the discretion of the Board of Trustees and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986 and such other factors as the Board of Trustees deems relevant.

During 2001 and through the date of this Annual Report on Form 10-K, the Company did not issue any securities that were not registered under the Securities Act of 1933.

Item 6. Selected Financial Data

(in thousands, except per Common Share data and number of properties)

Year Ended December 31,	2001	2000	1999	1998	1997
Operating Results					
Total revenue	$ 310,825	$ 287,084	$ 283,220	$ 192,861	$ 61,060
Net income	33,722	52,158	34,606	33,025	15,001
Income allocated to Common Shares	21,816	40,252	29,816	32,323	14,502
Earnings per Common Share					
Basic	$ 0.57	$ 1.12	$ 0.80	$ 0.90	$ 0.96
Diluted	$ 0.57	$ 1.12	$ 0.80	$ 0.89	$ 0.95
Cash distributions declared per Common Share	$ 1.70	$ 1.62	$ 1.57	$ 1.52	$ 1.44
Balance Sheet Data					
Real estate investments, net of accumulated depreciation	$ 1,812,909	$ 1,674,341	$ 1,702,353	$ 1,840,618	$ 563,557
Total assets	1,960,203	1,821,103	1,825,276	1,909,100	621,481
Total indebtedness	1,009,165	866,202	839,634	1,000,560	163,964
Total liabilities	1,108,213	923,961	895,083	1,040,828	181,576
Minority interest	143,834	144,974	145,941	127,198	14,377
Beneficiaries' equity	708,156	752,168	784,252	741,074	425,528
Other Data					
Funds from operations (1)	$ 120,695	$ 120,505	$ 110,042	$ 84,569	$ 30,035
Cash flows from:					
Operating activities	141,373	102,178	80,333	73,116	33,124
Investing activities	(123,682)	(32,372)	69,195	(903,193)	(418,256)
Financing activities	(20,272)	(59,458)	(156,911)	813,710	396,295
Property Data					
Number of properties owned at year end	270	250	251	272	117
Net rentable square feet owned at year end	17,312	16,471	16,607	18,834	7,131

(1) Management considers Funds from Operations ("FFO") as one measure of REIT performance. FFO is calculated as net income (loss) adjusted for depreciation expense attributable to real property, amortization expense attributable to capitalized leasing costs, gains(losses) on sales of land interests and extraordinary items and comparable adjustments for real estate ventures accounted for using the equity method.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements appearing elsewhere herein. The results of operations, liquidity and capital resources and cash flows of the Company include the historical results of operations of the Properties held by the Company during the years ended December 31, 2001, 2000 and 1999. This Annual Report on Form 10-K contains forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, there can be no assurance that these expectations will be realized. See Item 1. Business – Risk Factors.

OVERVIEW

The Company currently manages its portfolio within three geographic segments: (1) Pennsylvania, (2) New Jersey/New York and (3) Virginia. The Company believes it has established an effective platform in these office and industrial markets that provides a foundation for achieving its goals of maximizing market penetration and optimizing operating economies of scale.

During 2001, the Company sold three office and eight industrial properties, containing 440,000 net rentable square feet, and four parcels of land, containing 15.8 acres, for $31.3 million. The Company also acquired two office properties, containing 146,000 net rentable square feet, and three parcels of land, containing 30.0 acres, for $31.5 million. In addition to these sales and acquisitions, the Company consumated an exchange of properties with Prentiss Properties Acquisition Partners, L.P. ("Prentiss") during the second quarter of 2001. The Company acquired from Prentiss 30 properties (29 office and one industrial) containing 1.6 million net rentable square feet and 6.9 acres of land for total consideration of $215.2 million. The Company conveyed to Prentiss four office properties located in Northern Virginia that contain an aggregate of 657,000 net rentable square feet, assumed $79.7 million of mortgage debt secured by certain of the Prentiss properties, issued a $7.8 million promissory note, paid $15.9 million at closing and agreed to make additional payments totaling $7.0 million (including $5.4 million of payments discounted at 7.5%) over a three year period subsequent to closing. The Company also contributed to Prentiss its interest in a real estate venture that owns two additional office properties that contain an aggregate of 452,000 net rentable square feet and received a combination of preferred and common units of limited partnership interest in Prentiss having a value, as of closing, of $10.7 million. In addition, as part of the Prentiss transaction, in June 2001, the Company purchased a 103,000 square foot building under construction and six acres of related developable land for $9.9 million.

The Company receives income primarily from rental revenue (including tenant reimbursements) from the Properties and, to a lesser extent, from the management of certain properties owned by third parties and from investments in the Real Estate Ventures. The Company expects that revenue growth in the next two years will result primarily from rent increases in its current portfolio and the development or redevelopment of office properties. As of December 31, 2001, the Company had five buildings in development or redevelopment aggregating 580,000 square feet.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates and judgments including those related to bad debts, capitalization of costs, contingencies and litigation. Actual results may differ from those estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Management believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of it financial statements:

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the lease term regardless of when payments are due. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs.

Real Estate Investments

Real estate investments are carried at cost. Depreciation is computed using the straight-line method over the useful lives of buildings and capital improvements (25 to 40 years) and over the shorter of the lease term or the life of the asset for tenant improvements. Direct construction costs related to the development of certain Properties and land holdings are capitalized as incurred. The Company expenses routine repair and maintenance expenditures.

Real Estate Ventures

The Company accounts for its non-controlling interests in Real Estate Ventures using the equity method. These investments, initially recorded at cost, are subsequently adjusted for the Company's net equity in the venture's income or loss and cash contributions and distributions.

Valuation of Long-Lived Assets

Management reviews investments in real estate and real estate ventures for impairment if facts and circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of any impairment loss will be based on the fair value of the asset; determined using customary valuation techniques, such as the present value of expected future cash flows.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts that represents an estimate of losses that may be incurred from the inability of tenants to make required payments. The allowance is an estimate based on two calculations that are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has been determined that a tenant may have an inability to meet its financial obligations. In these situations, the Company uses its judgment, based on the facts and circumstances, and records a specific reserve for that tenant against amounts due to reduce the receivable to the amount that the Company expects to collect. These reserves are reevaluated and adjusted as additional information becomes available. Second, a reserve is established for all tenants based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If the financial condition of the Company's tenants were to deteriorate, additional allowances may be required.

Marketable Securities

The Company accounts for its investments in equity securities according to the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value. Adjustments to fair value of available-for-sale securities are recorded as a component of other comprehensive income in beneficiaries' equity. The Company records an investment impairment charge when an investment has experienced a decline in value that management believes to be other than temporary.

Deferred Costs

The Company incurs direct costs related to the financing and leasing of the Properties. Management is required to use professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed. Capitalized financing fees are amortized over the related loan term and capitalized leasing costs are amortized over the related lease term.

Accounting for Derivative Instruments and Hedging Activities

The Company measures every derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and records them in the balance sheet as either an asset or liability. For derivatives designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income. Changes in fair value of derivative instruments and ineffective portions of hedges are recognized in earnings in the current period.

The Company formally assesses, both at inception of the hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in fair values of cash flows of the hedged item. If it is determined that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively.

The Company manages its ratio of fixed-to-floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. As of December 31, 2001, the maximum length of time which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through June 2004. There was no gain or loss reclassified from accumulated other comprehensive income into earnings during 2001 as a result of the discontinuance of a cash flow hedge due to the probability of the original forecasted transaction not occurring.

Legal Contingencies

The Company is involved from time to time in litigation on various matters, including disputes with tenants and disputes arising out of agreements to purchase or sell properties. Given the nature of the Company's business activities, these lawsuits are considered to be routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system.

RESULTS OF OPERATIONS

In 2000, the Operating Partnership held a 95% economic interest in Brandywine Realty Services Corporation (the "Management Company") through its ownership of 100% of the Management Company's non-voting preferred stock and 5% of its voting common stock. Effective January 1, 2001, the Company converted its non-voting equity interest in the Management Company to a voting interest. Accordingly, the Company owns 95% of the equity of and has voting control over the Management Company. Therefore, the 2001 financial results of the Management Company have been consolidated. For purposes of the Management's Discussion and Analysis of Financial Condition and Results of Operations, the 2000 and 1999 results of operations presented below have been restated to reflect this presentation.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

	Year Ended December 31, 2001	Year Ended December 31, 2000	Dollar Change	Percent Change
Revenue:				
Rents	$ 262,780	$ 245,460	$ 17,320	7.1%
Tenant reimbursements	37,251	34,506	2,745	8.0%
Other	10,794	11,554	(760)	-6.6%
Total revenue	310,825	291,520	19,305	6.6%
Operating Expenses:				
Property operating expenses	80,543	71,365	9,178	12.9%
Real estate taxes	27,767	26,200	1,567	6.0%
Interest	66,385	64,783	1,602	2.5%
Depreciation and amortization	78,189	67,646	10,543	15.6%
Administrative expenses	15,178	14,194	984	6.9%
Non-recurring charges	6,600	-	6,600	-
Total operating expenses	274,662	244,188	30,474	12.5%
Income before equity in income of real estate ventures, net gain on sales, minority interest and extraordinary item	36,163	47,332	(11,169)	-23.6%
Equity in income of real estate ventures	2,768	2,790	(22)	-0.8%
Income before net gain on sales, minority interest and extraordinary item	38,931	50,122	(11,191)	-22.3%
Net gain on sales of interest in real estate	4,524	11,638	(7,114)	-61.1%
Minority interest	(8,622)	(9,602)	980	10.2%
Income before extraordinary item	34,833	52,158	(17,325)	-33.2%
Extraordinary item	(1,111)	-	(1,111)	-
Net income	$ 33,722	$ 52,158	$ (18,436)	-35.3%

The results of operations for the year ended December 31, 2001 and 2000 include the respective operations of the Properties. Of the 270 Properties owned by the Company as of December 31, 2001, a total of 224 Properties containing an aggregate of 14.8 million net rentable square feet ("Same Store Properties") were owned for the entire twelve-month periods ended December 31, 2001 and 2000. The following table set forth revenue and expense information as to these Same Store Properties for the twelve-month periods ended December 31, 2001 and 2000:

	Year Ended December 31,		Dollar	Percent
	2001	2000	Change	Change
Revenue:				
Rents	$ 221,258	$ 215,990	$ 5,268	2.4%
Tenant reimbursements	32,751	30,689	2,062	6.7%
Other	567	659	(92)	-14.0%
Total revenue	254,576	247,338	7,238	2.9%
Operating Expenses:				
Property operating expenses	73,510	69,436	4,074	5.9%
Real estate taxes	23,933	23,186	747	3.2%
Total operating expenses	97,443	92,622	4,821	5.2%
Property NOI	$ 157,133	$ 154,716	$ 2,417	1.6%

Revenue increased to $310.8 million for 2001 as compared to $291.5 million for 2000, primarily due to increased rental rates and additional properties in 2001, offset by decreased occupancy. The straight-line rent adjustment increased revenues by $6.2 million in 2001 and $6.4 million in 2000. Average occupancy decreased to 94.5% in 2001 as compared to 95.0% for 2000. Revenue for Same Store Properties increased to $254.6 million in 2001 from $247.3 million in 2000. This increase was the result of increased rental rates offset by a slight decrease in occupancy in 2001 as compared to 2000. Average occupancy for the Same Store Properties decreased to 95.1% in 2001 from 95.3% in 2000. Other income represents lease termination fees, leasing commissions, third-party management fees and interest income. Other income decreased to $10.8 million in 2001 from $11.6 million in 2000 primarily due to additional interest income earned in 2000 on deposits made to acquire properties.

Property operating expenses increased to $80.5 million in 2001 as compared to $71.4 million in 2000, primarily due to increased utilities expense, increased provision for doubtful accounts and additional properties in 2001. Property operating expenses included a provision for doubtful accounts of $2.9 million in 2001 and $332,000 in 2000 to provide for increased credit risk related to certain tenants. Property operating expenses for the Same Store Properties increased to $73.5 million in 2001 as compared to $69.4 million in 2000 as a result of higher utility expenses, increased repairs and maintenance costs and increased property management charges.

Real estate taxes increased to $27.8 million in 2001 as compared to $26.2 million in 2000, primarily due to increased real estate tax assessments in 2001 and additional properties in 2001. Real estate taxes for the Same Store Properties increased to $23.9 million in 2001 as compared to $23.2 million in 2000 as a result of higher tax rates and property assessments.

Interest expense increased to $66.4 million in 2001 as compared to $64.8 million in 2000, primarily due to increased average borrowings resulting from the Prentiss transaction in 2001, partially offset by decreased interest rates. Average outstanding debt balances for 2001 were $949.5 million as compared to $871.3 million for 2000. The Company's weighted-average interest rate after giving effect to hedging activities on unsecured credit facilities decreased to 6.48% in 2001 from 7.84% in 2000 and on mortgage notes payable decreased to 7.39% in 2001 from 7.92% in 2000.

Depreciation increased to $73.0 million in 2001 as compared to $64.6 million in 2000 primarily due to additional properties in 2001. Amortization, related to deferred leasing costs, increased to $5.2 million in

2001 as compared to $3.0 million in 2000, primarily due to increased leasing activity and additional properties in 2001.

Administrative expenses increased to $15.2 million in 2001 as compared to $14.2 million in 2000, primarily due to amortization of deferred compensation costs related to additional restricted Common Shares awarded in 2001.

During the fourth quarter of 2001, the Company recorded a $6.6 million non-recurring charge related to the change in employment status of the Company's Chairman to a non-executive, non-managerial status and the write-down of the Company's $2.5 million investment in a telecommunications company that was deemed to be other than temporary. The $4.1 million charge related to the Company's Chairman reflects an accrual on account of payment obligations of the Company under its employment agreement with the Chairman, accelerated vesting of his restricted shares and restructuring of his executive stock loan.

Equity in income of Real Estate Ventures was $2.8 million in 2001 and 2000. The income attributable to two ventures sold in 2001 was offset by four ventures commencing operations in 2001.

During 2001, the Company sold three office properties, eight industrial properties and four land parcels for $31.3 million, realizing a net gain of $4.5 million. During 2000, the Company sold seven office properties and two land parcels for $101.1 million, realizing a net gain of $11.6 million.

Minority interest represents the equity in income attributable to the portion of the Operating Partnership not owned by the Company. Minority interest decreased to $8.6 million in 2001 as compared to $9.6 million in 2000, primarily due to the $6.6 million non-recurring charge in 2001.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

	Year Ended December 31,		Dollar	Percent
	2000	1999	Change	Change
Revenue:				
Rents	$ 245,460	$ 240,979	$ 4,481	1.9%
Tenant reimbursements	34,506	35,270	(764)	-2.2%
Other	11,554	10,544	1,010	9.6%
Total revenue	291,520	286,793	4,727	1.6%
Operating Expenses:				
Property operating expenses	71,365	71,277	88	0.1%
Real estate taxes	26,200	25,497	703	2.8%
Interest	64,783	69,838	(5,055)	-7.2%
Depreciation and amortization	67,646	69,929	(2,283)	-3.3%
Administrative expenses	14,194	11,744	2,450	20.9%
Non-recurring charges	-	-	-	-
Total operating expenses	244,188	248,285	(4,097)	-1.7%
Income before equity in income of real estate ventures, net gain on sales and minority interest	47,332	38,508	8,824	22.9%
Equity in income of real estate ventures	2,790	979	1,811	185.0%
Income before net gain on sales and minority interest	50,122	39,487	10,635	26.9%
Net gain on sales of interest in real estate	11,638	3,115	8,523	273.6%
Minority interest	(9,602)	(7,996)	(1,606)	-20.1%
Net income	$ 52,158	$ 34,606	$ 17,552	50.7%

Revenue increased to $291.5 million for 2000 as compared to $286.8 million for 1999, primarily due to increased rental rates and occupancy, partially offset by property dispositions in 2000. The straight-line rent adjustment increased revenues by $6.4 million in 2000 and $8.1 million in 1999. Average occupancy increased to 95.0% in 2000 as compared to 93.6% for 1999.

Property operating expenses increased to $71.4 million in 2000 as compared to $71.3 million in 1999, primarily due to the start-up of e-Tenants.com in 2000. e-Tenants is a web-based service owned by the Company that provides tenants with comprehensive business-to-business, business-to-consumer and on-line work order placement capabilities.

Real estate taxes increased to $26.2 million in 2000 as compared to $25.5 million in 1999, primarily due to increased real estate tax assessments in 2000, partially offset by property dispositions in 2000.

Interest expense decreased to $64.8 million in 2000 as compared to $69.8 million in 1999, primarily due to decreased average borrowings resulting from property dispositions in 2000, partially offset by increased interest rates. Average outstanding debt balances for 2000 were $871.3 million as compared to $927.3 million for 1999. The Company's weighted-average interest rate on unsecured credit facilities increased to 7.84% in 2000 from 6.95% in 1999 and on mortgage notes payable increased to 7.92% in 2000 from 7.1% in 1999.

Depreciation decreased to $64.6 million in 2000 as compared to $67.1 million in 1999 primarily due to property dispositions in 2000. Amortization, related to deferred leasing costs, increased to $3.0 million in 2000 as compared to $2.8 million in 1999, primarily due to increased leasing activity.

Administrative expenses increased to $14.2 million in 2000 as compared to $11.7 million in 1999, primarily due to amortization of deferred compensation costs related to additional restricted Common Shares awarded in 2000 and a compensation accrual for loans made to executives to purchase Common Shares which will be forgiven over a three year period.

Equity in income of Real Estate Ventures increased to $2.8 million in 2000 as compared to $1.0 million in 1999, primarily due to an increase in the number of ventures commencing operations.

During 2000, the Company sold seven office properties and two land parcels for $101.1 million, realizing a net gain of $11.6 million. During 1999, the Company sold seven office properties and 20 industrial facilities, realizing a net gain of $3.1 million.

Minority interest represents the equity in income attributable to the portion of the Operating Partnership not owned by the Company. Minority interest increased to $9.6 million in 2000 as compared to $8.0 million in 1999, primarily due to the allocation of the net gain from sales of property in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

During 2001, the Company generated $141.4 million in cash flow from operating activities. Other sources of cash in-flows consisted of: (i) proceeds from $135.2 million of additional mortgage notes payable, (ii) $91.0 million of proceeds from draws on the Credit Facility, (iii) $31.3 million of net proceeds from property sales, (iv) $5.5 million of cash distributions from Real Estate Ventures and (v) $1.0 million from payments on employee loans. During 2001, cash out-flows consisted of: (i) $127.9 million of mortgage note repayments, (ii) $107.4 million to fund capital expenditures, (iii) $72.5 million of distributions to shareholders, (iv) $40.4 million for property acquisitions, (v) $35.0 million to repay borrowings under the Credit Facility, (vi) $9.2 million of leasing costs, (vii) $6.5 million to repurchase Common Shares and minority interest units in the Operating Partnership, (viii) $5.6 million of debt costs, (ix) $2.5 million of additional investment in Real Estate Ventures and (x) $1.0 million of escrowed cash.

Capitalization

At December 31, 2001, the Company maintained a $500.0 million Credit Facility. (See Item 1. Business-Credit Facility)

As of December 31, 2001, the Company had approximately $1.0 billion of debt outstanding, consisting of $394.3 million of borrowings under the Credit Facility and $614.8 million of mortgage notes payable. The mortgage notes payable consists of $526.2 million of fixed rate loans and $88.6 million of variable rate loans. Additionally, the Company has entered into interest rate swap and cap agreements to fix the interest rate on $278.0 million of the Credit Facility and variable rate loans. The mortgage loans mature between February 2003 and July 2027. As of December 31, 2001, the Company also had $13.4 million of letters-of-credit outstanding under the Credit Facility and $92.3 million of unused availability under the Credit Facility. For the year ended December 31, 2001, the weighted-average interest rate under the Company's Credit Facility was 6.48%, and the weighted-average interest rate for borrowings under mortgage notes payable was 7.39%.

The following table outlines the timing of payment requirements related to the Company's commitments as of December 31, 2001:

	Maturities Due by Period (in thousands)				
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Mortgage notes payable:					
Fixed rate	$ 526,185	$ 8,715	$ 199,377	$ 16,593	$ 301,500
Variable rate	26,458	159	336	361	25,602
Construction loans	62,197	-	62,197	-	-
	614,840	8,874	261,910	16,954	327,102
Revolving credit facility	394,325	-	-	394,325	-
Other liabilities	15,555	2,250	12,716	589	-
	$ 1,024,720	$ 11,124	$ 274,626	$ 411,868	$ 327,102

The Company intends to refinance its mortgage notes payable as they become due repay them if they relate to properties being sold. The Company expects to renegotiate its Credit Facility or extend its term for an additional year.

As of December 31, 2001, the Company's debt-to-market capitalization ratio was 50.4%. As a general policy, the Company intends, but is not obligated, to adhere to a policy of maintaining a long-term average debt-to-market capitalization ratio of no more than 50%.

The Company's Board of Trustees approved a share repurchase program authorizing the Company to repurchase up to 4,000,000 of its outstanding Common Shares. During 2001, the Company repurchased 302,437 Common Shares (net of 71,276 Common Shares purchased and re-issued under the employee loan share program) for an aggregate of $5.9 million (an average price of $19.54 per share). The Company may purchase an additional 1.3 million Common Shares under this program. No time limit has been placed on the duration of the share repurchase program.

Short- and Long-Term Liquidity

The Company believes that cash flow from operations and current financing alternatives are adequate to fund its short-term liquidity requirements for 2002. Cash flow from operations is generated primarily from rental revenues, operating expense reimbursements from tenants, and provision of management services to third parties. The Company intends to use these funds to meet its principal short-term liquidity needs, which are to fund operating expenses, debt service requirements, recurring capital expenditures, tenant allowances, leasing commissions and the minimum distributions required to maintain the Company's REIT qualifications under the Internal Revenue Code.

On December 12, 2001, the Board of Trustees declared a quarterly dividend distribution of $0.44 per share, paid on January 15, 2002 to shareholders of record as of December 31, 2001. Distributions declared in 2001 totaled $1.70 per share as compared to $1.62 per share in 2000, representing an increase of approximately 4.9%.

The Company expects to meet its long-term liquidity requirements, such as for property acquisitions, development, investments in real estate ventures, scheduled debt maturities, major renovations, expansions and other significant capital improvements, through borrowings under its Credit Facility, long-term secured and unsecured indebtedness, the issuance of equity securities and the disposition of certain properties.

Funds from Operations

Management considers Funds from Operations ("FFO") as one measure of REIT performance. FFO is calculated as net income (loss) adjusted for depreciation expense attributable to real property, amortization expense attributable to capitalized leasing costs, gains(losses) on sales of land interests, and extraordinary items and comparable adjustments for real estate ventures accounted for using the equity method. Management believes that FFO is a useful disclosure in the real estate industry; however, the Company's disclosure may not be comparable to other REITs'. FFO should not be considered an alternative to net income as an indication of the Company's operating performance or to operating cash flows as a measure of liquidity.

The following table summarizes FFO for the years ended December 31, 2001 and 2000 (in thousands, except share data):

	2001	2000
Income before gains on sale, minority interest and extraordinary item	$ 38,931	$ 50,118
Add (deduct):		
Depreciation:		
Attributable to real property	73,031	64,041
Attributable to real estate ventures	3,479	2,513
Amortization attributable to leasing costs	5,158	2,971
Gain on sale of land interests	881	862
Gain included in equity in income of real estate ventures	(785)	-
Funds from operations before minority interest	$ 120,695	$ 120,505
Weighted-average Common Shares (including Common Share equivalents) and Operating Partnership units	47,297,574	47,449,673

Inflation

A majority of the Company's leases provide for escalations of real estate taxes and operating expenses either on a triple net basis or over a base amount. In addition, many of the office leases provide for fixed base rent increases or indexed escalations (based on the CPI or other measure). The Company believes that inflationary increases in expenses will be significantly offset by expense reimbursement and contractual rent increases.

Interest Rate Risk and Sensitivity Analysis

The analysis below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates. The range of changes chosen reflects the Company's view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates chosen.

The Company's financial instruments consist of both fixed and variable rate debt. As of December 31, 2001, the Company's consolidated debt consisted of $526.2 million in fixed rate mortgages and $88.6 million in variable rate mortgage notes, and $394.3 million borrowed under its Credit Facility. All financial instruments were entered into for other than trading purposes and the net market value of these financial instruments is referred to as the net financial position. Changes in interest rates have different impacts on the fixed and variable rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

The Company has entered into interest rate swap and rate cap agreements designed to reduce the impact of interest rate changes on its variable rate debt. At December 31, 2001, the Company had three interest rate swap agreements for notional principal amounts aggregating $175 million. The swap agreements effectively fix the interest rate on $100 million of Credit Facility borrowings at 6.383%, $50 million at 6.080% and $25 million at 5.215% until September 2002. In October 2001, the Company entered into three additional interest rate swap agreements that effectively fix the interest rate on $100 million of Credit Facility borrowings at 4.230% and on $75 million at 4.215% from September 2002 to June 2004. The interest rate cap agreements effectively fix the interest rate on two variable rate mortgages. One rate cap fixes the interest rate on a mortgage with a notional value of $75 million at 6.25% until maturity in April 2002. The second interest rate cap fixes the interest rate on a mortgage with a notional value of $28 million at 8.7% until July 2004. The impact of the cap agreements is recorded as a component of interest expense.

The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 1% move in interest rates from their actual levels at December 31, 2001 with all other variables held constant. As of December 31, 2001, a 1% increase in actual interest rates would result in a decrease in beneficiaries' equity of $27.3 million and a 1% decrease in actual interest rates would result in an increase in beneficiaries' equity of $30.3 million.

Based on the Company's variable rate debt as of December 31, 2001, a 1% increase in interest rates would result in an additional $2.1 million in interest expense per year and a 1% decrease would reduce interest expense by $2.1 million per year.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

See discussion in Management's Discussion and Analysis included in Item 7 herein.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary financial data are listed under Item 14(a) and filed as part of this Annual Report on Form 10-K. See Item 14.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Trustees and Executive Officers of the Company

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its Annual Meeting of Shareholders expected to be held on May 7, 2002.

Item 11. Executive Compensation

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its Annual Meeting of Shareholders expected to be held on May 7, 2002.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its Annual Meeting of Shareholders expected to be held on May 7, 2002.

Item 13. Certain Relationships and Related Transactions

Incorporated herein by reference to the Company's definitive proxy statement to be filed with respect to its Annual Meeting of Shareholders expected to be held on May 7, 2002.

PART IV

Item 14. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(a) 1. and 2. *Financial Statements and Schedules*

The financial statements and schedules listed below are filed as part of this annual report on the pages indicated.

Index to Financial Statements and Schedules

3. *Exhibits*

Exhibits No.	*Description*
(1) 3.1.1	Amended and Restated Declaration of Trust of the Company (amended and restated as of May 12, 1997).
(2) 3.1.2	Articles of Amendment to Declaration of Trust of the Company (September 4, 1997).
(3) 3.1.3	Articles of Amendment to Declaration of Trust of the Company (No. 2).
(4) 3.1.4	Articles Supplementary to Declaration of Trust of the Company (September 28, 1998).
(5) 3.1.5	Articles of Amendment to Declaration of Trust of the Company (March 19, 1999)
3.2	Amended and Restated Bylaws of the Company.
(6) 10.01	Second Amended and Restated Partnership Agreement of Brandywine Realty Services Partnership.
(7) 10.02	Form of Warrant issued to Executive Officers. **
(7) 10.03	Articles of Incorporation of Brandywine Realty Services Corporation, as amended.
(8) 10.04	Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (the "Operating Partnership").
(8) 10.05	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of the Operating Partnership.
(8) 10.06	First Amendment to Amended and Restated Agreement of Limited Partnership of the Operating Partnership
(8) 10.07	Tax Indemnification Agreement - PWCC

(8) 10.08	Tax Indemnification Agreement - Laurel Oak
(8) 10.09	Tax Indemnification Agreement - English Creek
(9) 10.10	Second Amendment, dated March 31, 1998, to the Amended and Restated Agreement of Limited Partnership Agreement of Brandywine Operating Partnership, L.P.
(9) 10.11	Tax Indemnification Agreement, dated March 31, 1998, by and between Brandywine Operating Partnership, L.P. and Brookstone Investors, L.L.C.
(9) 10.12	Tax Indemnification Agreement, dated March 31, 1998, by and between Brandywine Operating Partnership, L.P. and Brookstone Holdings of Del. –4, L.L.C.
(9) 10.13	Tax Indemnification Agreement, dated March 31, 1998, by and between Brandywine Operating Partnership, L.P. and Brookstone Holdings of Del. –5, L.L.C.
(9) 10.14	Tax Indemnification Agreement, dated March 31, 1998, by and between Brandywine Operating Partnership, L.P. and Brookstone Holdings of Del. –6, L.L.C.
(10) 10.15	Contribution Agreement, dated April 7, 1998, by and between the entities listed on Schedule thereto and Brandywine Operating Partnership, L.P.
(10) 10.16	First Amendment to Contribution Agreement dated May 8, 1998.
(10) 10.17	Third Amendment, dated May 8, 1998, to the Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L. P.
(10) 10.18	Tax Indemnification Agreement dated May 8, 1998, by and between Brandywine Operating Partnership, L.P. and the parties identified on the signature page.
(11) 10.19	Contribution Agreement dated as of July 10, 1998 (Axinn)
(11) 10.20	Form of Donald E. Axinn Options **
(11) 10.21	Form of Mark Hamer Options **
(4) 10.22	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership creating the Series A Preferred Mirror Units.
(4) 10.23	Fifth Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership creating the Series B Preferred Units.
(4) 10.24	Sixth Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership
(4) 10.25	First Amendment to Contribution Agreement (Axinn)
(12) 10.26	Form of Board of Trustees Designation Letter (Lazard)
(13) 10.27	Amended and Restated Employment Agreement dated as of December 8, 2000 of Anthony A. Nichols, Sr.**
10.28	Agreement dated as of December 31, 2001 with Anthony A. Nichols, Sr. replacing December 8, 2000 Employment Agreement**
(13) 10.29	Amended and Restated Employment Agreement dated as of December 8, 2000 of Gerard H. Sweeney**
(5) 10.30	Amended and Restated Non-Qualified Stock Option Award to Anthony A. Nichols, Sr. **
(5) 10.31	Amended and Restated Non-Qualified Stock Option Award to Gerard H. Sweeney **
(14) 10.32	Restricted Share Awards to Anthony A. Nichols, Sr. **
(14) 10.33	Restricted Share Awards to Gerard H. Sweeney **
(5) 10.34	Long-Term Performance Award for Anthony A. Nichols, Sr. **
(5) 10.35	Long-Term Performance Award for Gerard H. Sweeney**
(5) 10.36	Long-Term Performance Award for Anthony S. Rimikis **
10.37	Separation Agreement (Jeffrey F. Rogatz)
(5) 10.38	Severance Agreement (Anthony S. Rimikis) **
(5) 10.39	Third Amendment to Restricted Share Award to Anthony A. Nichols, Sr.**
(5) 10.40	Third Amendment to Restricted Share Award to Gerard H. Sweeney.**
(5) 10.41	Restricted Share Award to Anthony S. Rimikis.**
(5) 10.42	Loan Agreement with Gerard H. Sweeney.**
(5) 10.43	Loan Agreement with Anthony A. Nichols, Sr.**
(13) 10.44	Fourth Amendment to Restricted Share Award to Anthony A. Nichols, Sr.**
(13) 10.45	Fourth Amendment to Restricted Share Award to Gerard H. Sweeney**
(13) 10.46	Severance Agreement (Barbara L. Yamarick)**

(13) 10.47 Severance Agreement (Anthony A. Nichols, Jr.)**
(13) 10.48 Severance Agreement (H. Jeffrey De Vuono)**
(13) 10.49 Severance Agreement (George Sowa)**
(13) 10.50 Severance Agreement (Bradley W. Harris)**
(13) 10.51 Restricted Share Award to Anthony A. Nichols, Sr.**
(13) 10.52 Restricted Share Award to Gerard H. Sweeney**
(13) 10.53 Restricted Share Award to Anthony S. Rimikis**
(13) 10.54 Restricted Share Award to Barbara L. Yamarick
(13) 10.55 Restricted Share Award to Anthony A. Nichols, Jr.**
(13) 10.56 Restricted Share Award to H. Jeffrey De Vuono**
(13) 10.57 Restricted Share Award to George Sowa**
(13) 10.58 Restricted Share Award to Bradley W. Harris**
(15) 10.59 Exchange Agreement (Virginia properties) – Prentiss Transaction
(15) 10.60 Exchange Agreement (Pennsylvania/New Jersey properties) – Prentiss Transaction
(15) 10.61 Agreement of Purchase and Sale (Fee Transfer properties) – Prentiss Transaction
(15) 10.62 Agreement of Purchase and Sale (Entity Transfer properties) – Prentiss Transaction
(15) 10.63 Contribution Agreement (Joint Venture Interest) – Prentiss Transaction
(15) 10.64 Agreement of Purchase and Sale (935) First Avenue) – Prentiss Transaction
(16) 10.65 Fourteenth Amendment to Second Amended and Restated Agreement of Limited Partnership of Prentiss – Prentiss Transaction
(17) 10.66 Third Amended and Restated Credit Agreement
21.1 List of Subsidiaries of the Company
23.1 Consent of Arthur Andersen LLP
99.1 Company Letter to Securities and Exchange Commission regarding Arthur Andersen LLP

1. Previously filed as an exhibit to the Company's Form 8-K dated June 9, 1997 and incorporated herein by reference.

2. Previously filed as an exhibit to the Company's Form 8-K dated September 10, 1997 and incorporated herein by reference.

3. Previously filed as an exhibit to the Company's Form 8-K dated June 3, 1998 and incorporated herein by reference.

4. Previously filed as an exhibit to the Company's Form 8-K dated October 13, 1998 and incorporated herein by reference.

5. Previously filed as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

6. Previously filed as an exhibit to the Company's Registration statement of Form S-11 (File No. 33-4175) and incorporated herein by reference.

7. Previously filed as an exhibit to the Company's Form 8-K dated August 22, 1996 and incorporated herein by reference.

8. Previously filed as an exhibit to the Company's Form 8-K dated December 17, 1997 and incorporated herein by reference.

9. Previously filed as an exhibit to the Company's Form 8-K dated April 13, 1998 and incorporated herein by reference.

10. Previously filed as an exhibit to the Company's Form 8-K dated May 14, 1998 and incorporated herein by reference.

11. Previously filed as an exhibit to the Company's Form 8-K dated July 30, 1998 and incorporated herein by reference.

12. Previously filed as an exhibit to the Company's Form 8-K dated August 13, 1998 and incorporated herein by reference.

13. Previously filed as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

14. Previously filed as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference.

15. Previously filed as an exhibit to the Company's Form 8-K dated March 23, 2001 and incorporated herein by reference.

16. Previously filed as an exhibit to the Company's Form 8-K dated April 23, 2001 and incorporated herein by reference.

17. Previously filed as an exhibit to the Company's Form 8-K dated July 12, 2001 and incorporated herein by reference.

** *Management contract or compensatory plan or arrangement.*

(b) Reports on Form 8-K

During the fourth quarter of the year ended December 31, 2001, the Company did not file any reports on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRANDYWINE REALTY TRUST

By: /s/ Gerard H. Sweeney
Gerard H. Sweeney
President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony A. Nichols, Sr. Anthony A. Nichols, Sr.	Chairman of the Board and Trustee	March 28, 2002
/s/ Gerard H. Sweeney Gerard H. Sweeney	President, Chief Executive Officer and Trustee (Principal Executive Officer)	March 28, 2002
/s/ Bradley W. Harris Bradley W. Harris	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 28, 2002
/s/ Warren V. Musser Warren V. Musser	Trustee	March 28, 2002
/s/ Walter D'Alessio Walter D'Alessio	Trustee	March 28, 2002
/s/ Charles P. Pizzi Charles P. Pizzi	Trustee	March 28, 2002
/s/ Donald E. Axinn Donald E. Axinn	Trustee	March 28, 2002
/s/ Robert C. Larson Robert C. Larson	Trustee	March 28, 2002
/s/ D. Pike Aloian D. Pike Aloian	Trustee	March 28, 2002

THIS PAGE INTENTIONALLY LEFT BLANK

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Brandywine Realty Trust:

We have audited the consolidated balance sheets of Brandywine Realty Trust (a Maryland real estate investment trust) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, beneficiaries' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Realty Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the index to financial statements and schedules in Item 14 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 27, 2002

BRANDYWINE REALTY TRUST
CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

	December 31, 2001	December 31, 2000
ASSETS		
Real estate investments:		
Operating properties	$ 1,893,039	$ 1,754,895
Accumulated depreciation	(230,793)	(179,558)
	1,662,246	1,575,337
Construction-in-progress	111,378	54,311
Land held for development	39,285	44,693
	1,812,909	1,674,341
Cash and cash equivalents	13,459	16,040
Escrowed cash	16,311	14,788
Accounts receivable, net	6,394	7,322
Accrued rent receivable, net	25,222	21,221
Marketable securities	10,735	769
Investment in management company, at equity	-	392
Investment in real estate ventures, at equity	19,067	33,566
Deferred costs, net	24,261	19,828
Other assets	31,845	32,836
Total assets	$ 1,960,203	$ 1,821,103
LIABILITIES AND BENEFICIARIES' EQUITY		
Mortgage notes payable	$ 614,840	$ 527,877
Borrowings under Credit Facility	394,325	338,325
Accounts payable and accrued expenses	39,678	20,099
Distributions payable	21,525	20,428
Tenant security deposits and deferred rents	22,290	17,232
Other liabilities	15,555	-
Total liabilities	1,108,213	923,961
Minority interest	143,834	144,974
Commitments and contingencies		
Beneficiaries' equity:		
Preferred Shares (shares authorized-10,000,000):		
7.25% Series A Preferred Shares, $0.01 par value; issued and outstanding-750,000 in 2001 and 2000	8	8
8.75% Series B Preferred Shares, $0.01 par value; issued and outstanding-4,375,000 in 2001 and 2000	44	44
Common Shares of beneficial interest, $0.01 par value; shares authorized-100,000,000; issued and outstanding-35,640,935 in 2001 and 35,681,314 in 2000	356	357
Additional paid-in capital	848,213	847,538
Share warrants	401	908
Cumulative earnings	163,502	131,256
Accumulated other comprehensive loss	(4,587)	(1,731)
Cumulative distributions	(299,781)	(226,212)
Total beneficiaries' equity	708,156	752,168
Total liabilities and beneficiaries' equity	$ 1,960,203	$ 1,821,103

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Year ended December 31,		
	2001	2000	1999
Revenue:			
Rents	$ 262,780	$ 245,460	$ 240,979
Tenant reimbursements	37,251	34,506	35,270
Other	10,794	7,118	6,971
Total revenue	310,825	287,084	283,220
Operating Expenses:			
Property operating expenses	80,543	65,597	64,586
Real estate taxes	27,767	26,200	25,497
Interest	66,385	64,746	69,800
Depreciation and amortization	78,189	67,012	69,313
Management fees	-	12,123	11,998
Administrative expenses	15,178	4,249	3,598
Non-recurring charges	6,600	-	-
Total operating expenses	274,662	239,927	244,792
Income before equity in income of management company, equity in income of real estate ventures, net gains on sales, minority interest and extraordinary items	36,163	47,157	38,428
Equity in income of management company	-	164	80
Equity in income of real estate ventures	2,768	2,797	979
Income before net gains on sales, minority interest and extraordinary items	38,931	50,118	39,487
Net gains on sales of interests in real estate	4,524	11,638	3,115
Income before minority interest and extraordinary items	43,455	61,756	42,602
Minority interest	(8,622)	(9,598)	(7,996)
Income before extraordinary items	34,833	52,158	34,606
Extraordinary items	(1,111)	-	-
Net income	33,722	52,158	34,606
Income allocated to Preferred Shares	(11,906)	(11,906)	(4,790)
Income allocated to Common Shares	$ 21,816	$ 40,252	$ 29,816
Earnings per Common Share before extraordinary item:			
Basic	$ 0.60	$ 1.12	$ 0.80
Diluted	$ 0.60	$ 1.12	$ 0.80
Earnings per Common Share after extraordinary item:			
Basic	$ 0.57	$ 1.12	$ 0.80
Diluted	$ 0.57	$ 1.12	$ 0.80

The accompanying notes are an integral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF BENEFICIARIES' EQUITY
For the years ended December 31, 2001, 2000 and 1999
(in thousands, except number of shares)

	Number of Preferred A Shares	Par Value of Preferred A Shares	Number of Preferred B Shares	Par Value of Preferred B Shares	Number of Common Shares	Par Value of Common Shares	Additional Paid-in Capital	Employee Stock Loans	Share Warrants	Cumulative Earnings	Accumulated Other Comprehensive Income	Cumulative Distributions	Total
BALANCE, January 1, 1999	750,000	$ 8	-	$ -	37,573,381	$ 376	$ 789,381	$ (2,580)	$ 962	$ 44,778	$ -	$ (91,851)	$ 741,074
Net income										34,606			34,606
Vesting of Restricted Stock					19,083	1	1,894						1,895
Issuance of Preferred Shares			4,375,000	44			94,797						94,841
Repurchase of Common Shares					(1,344,295)	(14)	(24,242)						(24,256)
Employee stock loans used to purchase Common Shares					124,421	1	2,078	(2,079)					-
Payment/forgiveness of employee stock loans								19					19
Expiration of Common Share warrants							54		(54)				-
Preferred Share distributions												(4,790)	(4,790)
Distributions ($1.57 per share)												(59,137)	(59,137)
BALANCE, December 31, 1999	750,000	8	4,375,000	44	36,372,590	364	863,962	(4,640)	908	79,384	-	(155,778)	784,252
Net income										52,158			52,158
Unrealized loss on available-for-sale securities											(1,731)		(1,731)
Comprehensive income													50,427
Vesting of Restricted Stock					106,453		2,897						2,897
Repurchase of Common Shares					(957,729)	(9)	(15,268)						(15,277)
Employee stock loans used to purchase Common Shares					160,000	2	2,498	(2,500)					-
Payment/forgiveness of employee stock loans								303					303
Accretion of Preferred Share discount							286			(286)			-
Preferred Share distributions												(11,906)	(11,906)
Distributions ($1.62 per share)												(58,528)	(58,528)
BALANCE, December 31, 2000	750,000	$ 8	4,375,000	$ 44	35,681,314	$ 357	$ 854,375	$ (6,837)	$ 908	$ 131,256	$ (1,731)	$ (226,212)	$ 752,168
Net income										33,722			33,722
Cumulative effect of adopting SFAS 133											(1,300)		(1,300)
Unrealized loss on derivative financial instruments											(3,371)		(3,371)
Unrealized gain on available-for-sale securities											1,815		1,815
Comprehensive income											(2,856)		30,866
Vesting of Restricted Stock					175,411	2	3,983						3,985
Repurchase of Common Shares					(373,713)	(4)	(7,290)						(7,294)
Employee stock loans used to purchase Common Shares					71,276	1	1,385	(1,386)					-
Payment/forgiveness of employee stock loans								2,524					2,524
Accretion of Preferred Share discount							1,476			(1,476)			-
Exercise of warrants/options					86,647		(17)		(507)				(524)
Preferred Share distributions												(11,906)	(11,906)
Distributions ($1.70 per share)												(61,663)	(61,663)
BALANCE, December 31, 2001	750,000	$ 8	4,375,000	$ 44	35,640,935	$ 356	$ 853,912	$ (5,699)	$ 401	$ 163,502	$ (4,587)	$ (299,781)	$ 708,156

The accompanying notes are an intergral part of these consolidated financial statements.

BRANDYWINE REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 33,722	$ 52,158	$ 34,606
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	73,031	64,041	66,493
Amortization:			
Deferred financing costs	2,679	3,478	3,303
Deferred leasing costs	5,158	2,971	2,820
Deferred compensation costs	3,710	2,685	1,758
Straight-line rental income	(6,206)	(6,396)	(8,100)
Provision for doubtful accounts	2,867	332	1,034
Equity in income of management company	-	(164)	(80)
Equity in income of real estate ventures, net of cash distributions received	-	(354)	-
Net gain on sales of interests in real estate	(4,524)	(11,638)	(3,115)
Minority interest	8,622	9,598	7,996
Distributions paid to minority partners	(10,667)	(10,543)	(9,158)
Non-recurring charge	6,600	-	-
Extraordinary items	1,111	-	-
Changes in assets and liabilities:			
Accounts receivable	(212)	3,414	(8,058)
Other assets	17,464	(8,480)	(21,081)
Accounts payable and accrued expenses	4,292	2,715	5,167
Tenant security deposits and deferred rents	5,058	(1,639)	6,748
Other liabilities	(1,332)	-	-
Net cash from operating activites	141,373	102,178	80,333
Cash flows from investing activities:			
Acquisition of properties	(40,359)	(7,010)	(20,000)
Sales of properties	31,335	101,075	147,700
Capital expenditures	(107,405)	(113,137)	(23,547)
Investment in real estate ventures	(2,495)	(2,748)	(21,059)
Increase in escrowed cash	(1,016)	(3,974)	(7,325)
Cash distributions from real estate ventures in excess of income	5,492	-	692
Leasing costs	(9,234)	(6,578)	(7,266)
Net cash from investing activities	(123,682)	(32,372)	69,195
Cash flows from financing activites:			
Proceeds from notes payable, Credit Facility	91,000	71,000	67,000
Repayment of notes payable, Credit Facility	(35,000)	(109,500)	(371,500)
Proceeds from mortgage notes payable	135,165	107,397	203,415
Repayment of mortgage notes payable	(127,876)	(42,412)	(60,003)
Debt financing costs	(5,557)	(1,656)	(5,868)
Proceeds from issuance of shares, net	-	-	95,366
Repayments on employee stock loans	1,024	-	-
Repurchases of Common Shares and minority interest units	(6,494)	(15,277)	(22,177)
Distributions paid to shareholders	(72,534)	(69,010)	(63,144)
Net cash from financing activities	(20,272)	(59,458)	(156,911)
(Decrease) increase in cash and cash equivalents	(2,581)	10,348	(7,383)
Cash and cash equivalents at beginning of year	16,040	5,692	13,075
Cash and cash equivalents at end of year	$ 13,459	$ 16,040	$ 5,692

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Brandywine Realty Trust, a Maryland Real Estate Investment Trust (collectively with its subsidiaries, the "Company") is a self-administered and self-managed real estate investment trust (a "REIT") active in acquiring, developing, redeveloping, leasing and managing office and industrial properties. As of December 31, 2001, the Company's portfolio included 223 office properties, 46 industrial facilities and one mixed-use property (collectively, the "Properties") that contained an aggregate of 17.3 million net rentable square feet. The Properties are located in the office and industrial markets surrounding Philadelphia, Pennsylvania; New Jersey and Long Island, New York; and Richmond, Virginia. As of December 31, 2001, the Company also held economic interests in thirteen real estate ventures (the "Real Estate Ventures") formed with third parties to develop commercial properties.

The Company's interest in its assets is held through Brandywine Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2001, was entitled to approximately 94.3% of the Operating Partnership's distributions after distributions to holders of Series B Preferred Units (as defined in Note 3 below). The Operating Partnership owns a 95% interest in Brandywine Realty Services Corporation, a Pennsylvania corporation (the "Management Company"), a taxable REIT subsidiary that, as of December 31, 2001, was performing management and leasing services for properties containing an aggregate of approximately 20.6 million net rentable square feet, of which 17.3 million net rentable square feet related to properties owned by the Company and approximately 3.3 million net rentable square feet related to properties owned by unaffiliated third parties. The remaining 5% of the Management Company is owned by a partnership comprised of two executives of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Operating Partnership. The portion of the Operating Partnership not owned by the Company is presented as minority interest. Intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified for comparative purposes.

Management Company

The Management Company, a taxable REIT subsidiary, provides management, leasing, construction, development, redevelopment and other real estate related services for the Company's properties and for third parties. Prior to December 31, 2000, the Company owned 100% of the Management Company's non-voting preferred stock, 5% of its voting stock and accounted for its investment using the equity method. Effective January 1, 2001, the Company converted its non-voting interest in the Management Company to a voting interest. As a result, the Company owns 95% of the Management Company's equity, has voting control and, therefore, consolidated the Management Company in 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Investments

Real estate investments are carried at cost. Depreciation is computed using the straight-line method based on the following useful lives: buildings and improvements (5 to 40 years) and tenant improvements over the shorter of the lease term or the life of the asset. Direct construction costs totaling $2.7 million in 2001, $1.8 million in 2000 and $882,000 in 1999 and interest totaling $5.2 million in 2001, $8.2 million in 2000 and $2.1 million in 1999 were capitalized related to the development of certain Properties and land holdings. The Company expenses routine repair and maintenance expenditures.

Real estate investments will be reviewed for impairment if facts and circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of any impairment loss will be based on the fair value of the asset; generally, determined using valuation techniques, such as the present value of expected future cash flows. No impairment adjustments have been made as a result of this review process during 2001, 2000 and 1999.

Cash Equivalents

Cash equivalents are highly-liquid investments with original maturities of three months or less. The Company maintains cash equivalents in financial institutions in excess of insured limits.

Accounts Receivable

The Company provides and maintains an allowance for doubtful accounts that includes a provision for specifically identified accounts, as well as a percentage of the unpaid receivable balance. Accounts receivable and accrued rent receivable are presented net of allowances for doubtful accounts of $2.5 million and $2.0 million in 2001 and $1.3 million and $1.1 million in 2000. As of December 31, 2001 and 2000, no tenant represents more than 10% of accounts receivable.

Other Assets

As of December 31, 2001, other assets included a direct financing lease of $16.0 million, prepaid real estate taxes of $5.5 million, deposits on properties to be purchased in 2002 totaling $4.0 million, furniture, fixtures and equipment of $2.7 million and $3.6 million of other assets. As of December 31, 2000, other assets included deposits on properties to be purchased of $23.2 million, prepaid real estate taxes of $4.5 million, furniture, fixtures and equipment of $.8 million and $4.3 million of other assets.

Marketable Securities

The Company accounts for its investments in equity securities according to the provisions of Statement of Financial Accounting Standards No. 115 ('SFAS 115"), *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" tobe stated at fair value. Adjustments to fair value of available-for-sale securities are recorded as a component of other comprehensive income in beneficiaries' equity.

Deferred Costs

Direct costs related to the financing and leasing of the Properties are capitalized. Internal direct leasing costs deferred totaled $3.1 million in 2001 and $2.5 million in 2000. Capitalized financing fees are amortized over the related loan term and capitalized leasing costs are amortized over the related lease term. Accumulated amortization related to these costs was $11.8 million in 2001 and $13.1 million in 2000.

Fair Value of Financial Instruments

Carrying amounts reported in the balance sheet for cash, accounts receivable, other assets, accounts payable and accrued expenses, and borrowings under the Credit Facility approximate fair value due to the nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the lease term regardless of when payments are due. The straight-line rent adjustment increased revenue by approximately $6.2 million in 2001, $6.4 million in 2000 and $8.1 million in 1999. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs.

No tenant represented 10% or more of the Company's rental revenue in 2001, 2000 or 1999.

Income Taxes

The Company elects to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code. In management's opinion, the requirements to maintain this election are being met. Accordingly, no provision for Federal income taxes has been reflected in the financial statements.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

The Company is subject to a 4% Federal excise tax, if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income and (b) 95% of the Company's net capital gain exceeds cash distributions and certain taxes paid by the Company. No excise tax was incurred in 2001, 2000, or 1999.

The Management Company is subject to Federal and state income taxes. The operating results of the Management Company include a provision for income taxes of $115,000 in 2000 and $57,000 in 1999. There was no provision required for income taxes in 2001.

Earnings Per Share

Basic earnings per share is calculated by dividing income applicable to Common Shares by the weighted-average number of shares outstanding during the period. Diluted earnings per share includes the effect of common share equivalents outstanding during the period.

Stock-Based Compensation Plans

The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for stock-based compensation plans and discloses the fair value of options granted and pro forma earnings as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

Comprehensive Income

Comprehensive income for the year ended December 31, 2001 includes unrealized gains and losses on available-for-sale securities and the effective portions of changes in the fair value of derivatives. Net income as reported by the Company reflects total comprehensive income for the years ended December 31, 2000 and 1999.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its corresponding amendments under SFAS No. 138. SFAS 133 requires the Company to measure every derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and record them in the balance sheet as either an asset or liability. For derivatives designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income. Changes in fair value of derivative instruments and ineffective portions of hedges are recognized in earnings in the current period. For the twelve-month period ended December 31, 2001, the Company was not party to any derivative contract designated as a fair value hedge.

Upon adoption of this new standard as of January 1, 2001, the Company recorded a charge of $1.3 million to comprehensive income for the cumulative effect of an accounting change to recognize at fair value all derivatives that are designed as cash flow hedging instruments. The Company recorded additional charges of $3.4 million in other comprehensive income to recognize the change in value during 2001. Over time, the unrealized gains/losses and the transition adjustment held in accumulated other comprehensive income will be reclassified into earnings as the underlying hedged items affect earnings, such as when the forecasted interest payments occurs. It is expected that $5.0 million of net losses will be reclassified into earnings over the next twelve months.

The Company formally assesses, both at inception of the hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in fair values of cash flows of the hedged item. If it is determined that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively.

The Company manages its ratio of fixed-to-floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. As of December 31, 2001, the maximum length of time which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through June 2004. There was no gain or loss reclassified from accumulated other comprehensive income into earnings during 2001 as a result of the discontinuance of a cash flow hedge due to the probability of the original forecasted transaction not occurring.

New Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* (effective July 1, 2001), SFAS No. 142, *Goodwill and Other Intangible Assets* (effective for the Company on January 1, 2002) and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (effective for fiscal years beginning after December 15, 2001). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized, but instead be subject to periodic impairment testing. Neither of these statements will have a material impact on the Company's financial statements. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. While SFAS No. 144 will not impact net income, it will impact how operations related to properties that have been sold or properties that are intended to be sold are classified in the Company's balance sheet and statement of operations. The results of operations for such properties are to be presented as discontinued operations in the statement of operations for all periods presented and properties intended to be sold are to be designated as 'held for sale" onthe balance sheet.

3. MINORITY INTEREST

Income allocated to the Minority Interest is based on the percentage ownership of the Operating Partnership held by third parties throughout the year. Minority interest is comprised of Class A Units of limited partnership interest ('Class A Units") and Series B Preferred Units of limited partnership interest ('Series B Preferred Units"). The Operating Partnership issued these interests to persons that contributed assets to the Operating Partnership. The Operating Partnership is obligated to redeem, at the request of a holder, each Class A Unit for cash or one Common Share, at the option of the Company. Each Series B Preferred Unit has a stated value of $50.00 and is convertible, at the option of the holder, into Class A Units at a conversion price of $28.00. The conversion price declines to $26.50, if the average trading price of the Common Shares during the 60-day period ending December 31, 2003 is $23.00 or less. The Series B Preferred Units bear a preferred distribution of 7.25% per annum, subject to an increase in the event quarterly distributions paid to holders of Common Shares exceed $0.51 per share. The Company declared distributions of $7.1 million in 2001 and 2000 and $6.1 million in 1999 to the holders of Series B Preferred Units and $3.7 million in 2001, $3.5 million in 2000 and $3.4 million in 1999 to holders of Class A Units. As of December 31, 2001 and 2000, respectively, there were 2,151,658 and 2,156,150 Class A Units and 1,950,000 Series B Preferred Units held by third party investors.

4. ACQUISITIONS AND DISPOSITIONS OF REAL ESTATE INVESTMENTS

The Company's acquisitions were accounted for by the purchase method. The results of each acquired property are included in the Company's results of operations from their respective purchase dates.

2001

During 2001, the Company sold three office and eight industrial properties, containing 440,000 net rentable square feet, and four parcels of land, containing 15.8 acres, for $31.3 million, realizing a net gain of $4.5 million. Seven of the properties were sold for $21.6 million realizing an aggregate gain of $4.3 million, four of the properties were sold for $7.1 million, realizing an aggregate loss of $.7 million and four land parcels were sold for $2.6 million realizing an aggregate gain of $.9 million. The Company also acquired two office properties, containing 146,000 net rentable square feet, and three parcels of land, containing 30.0 acres, for $31.5 million, of which $4.2 million was satisfied with an exchange of property.

In addition to the sales and acquisitions above, the Company consumated an exchange of properties with Prentiss Properties Acquisition Partners, L.P. ('Prentiss') during 2001. The Company acquired from Prentiss 30 properties (29 office and 1 industrial) containing 1.6 million net rentable square feet and 6.9 acres of developable land for total consideration of $215.2 million. The Company conveyed to Prentiss four office properties located in Northern Virginia that contain an aggregate of 657,000 net rentable square feet, assumed $79.7 million of mortgage debt secured by certain of the Prentiss properties, issued a $7.8 million promissory note, paid $15.9 million at closing and agreed to make additional payments totaling $7.0 million (including $5.4 million of payments discounted at 7.5%) over a three year period subsequent to closing. The Company also contributed to Prentiss its interest in a real estate venture that owns two additional office properties that contain an aggregate of 452,000 net rentable square feet and received a combination of preferred and common units of limited partnership interest in Prentiss having a value of $10.7 million, as of the closing. In addition as part of the Prentiss transaction in June 2001, the Company purchased a 103,000 square foot building under construction and six acres of related developable land for $5.7 million, plus $4.2 million of additional costs related to development.

Proforma

The following unaudited pro forma financial information for the year ended December 31, 2001 and 2000 gives effect to the exchange of properties with Prentiss as if the transaction occurred on January 1, 2000. The proforma financial information presented below is not necessarily indicative of the results which actually would have occurred if the transaction had been consummated on January 1, 2000, nor does the pro forma information purport to represent the results of operations for future periods.

	Year Ended December 31,	
	2001	2000
	(unaudited and in thousands, except per share data)	
Pro forma total revenues	$ 314,630	$ 302,305
Pro forma net income before extraordinary items allocated to Common Shares	23,193	41,314
Pro forma net income after extraordinary items allocated to Common Shares	22,082	41,314
Pro forma net income per Common Share before extraordinary items (diluted)	$ 0.65	$ 1.15
Pro forma net income per Common Share after extraordinary items (diluted)	$ 0.62	$ 1.15

2000

During 2000, the Company sold seven office properties, containing 630,000 net rentable square feet, and two parcels of land, containing 5.0 acres, for $101.1 million, realizing a net gain of $11.6 million. Four of the properties were sold for $72.1 million realizing an aggregate gain of $15.8 million, three of the properties were sold for $27.8 million realizing an aggregate loss of $5.1 million, and two land parcels were sold for $1.2 million realizing an aggregate gain of $.9 million. In addition, the Company purchased 36.0 acres of land for $7.0 million.

The results of operations on a pro forma basis on the above acquisitions and dispositions are not material.

1999

During 1999, the Company sold 27 properties (seven office properties and 20 industrial facilities), containing 2.6 million net rentable square feet, for $147.7 million, realizing a net gain of $3.1 million, and acquired six properties (five office properties and one industrial facility), containing 463,000 net rentable square feet, for $42.0 million. The purchase price of these properties was satisfied with cash of $20.0 million, the issuance of 83,333 Class A Units valued at $2.0 million ($24 per unit), and the issuance of 400,000 Series B Preferred Units valued at $20.0 million ($50 per unit).

The results of operations on a pro forma basis on the above acquisitions and dispositions were not material.

5. MANAGEMENT COMPANY

Prior to December 31, 2000, the Company owned 100% of the Management Company's non-voting preferred stock, 5% of its voting stock and accounted for its investment using the equity method. Effective January 1, 2001, the Company converted its non-voting interest in the Management Company to a voting interest. As a result, the Company owns 95% of the Management Company's equity, has voting control and, therefore, consolidated the Management Company in 2001.

Management fees paid by the Properties to the Management Company amounted to $11.9 million in 2000 and $11.3 million in 1999. The Management Company also receives reimbursement of certain costs attributable to the operations of the Properties. These costs, included in property operating expenses, amounted to $9.2 million in 2000 and $7.3 million in 1999. Summarized unaudited financial information for the Management Company as of and for the years ended December 31, 2000 and 1999 is as follows:

	2000	1999
	(unaudited and in thousands)	
Total assets	$ 3,248	$ 3,659
Total revenue	26,190	22,103
Net income	173	85
Company's share of net income	164	80

6. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

As of December 31, 2001, the Company had invested approximately $19.1 million in thirteen Real Estate Ventures (net of returns of investment received by the Company). The Company, through subsidiaries, formed these ventures with unaffiliated third parties to develop office properties or to acquire land in anticipation of possible development of office properties. Nine of the Real Estate Ventures own nine office buildings that contain an aggregate of approximately 1.0 million net rentable square feet; one Real Estate Venture is developing one office buildings that will contain, upon completion, an aggregate of approximately 345,000 net rentable square feet; one Real Estate Venture is developing a hotel property that will contain, upon completion, approximately 137 rooms; and two Real Estate Ventures hold approximately nine acres of land for future development.

The Company accounts for its non-controlling interests in Real Estate Ventures using the equity method. Non-controlling ownership interests generally range from 6% to 65%, subject to specified priority allocations in certain real estate ventures. These investments, initially recorded at cost, are subsequently adjusted for the Company's net equity in the ventures' income or loss and cash contributions and distributions. The following is a summary of the financial position of the unconsolidated joint ventures in which the Company had investment interests as of December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
	(amounts in thousands)	
Net property	$ 180,497	$ 198,031
Other assets	17,038	58,718
Liabilities	1,593	8,370
Third-party debt	145,463	181,303
Equity	50,479	67,076
Company's share of equity	19,067	33,566

	For the year ended December 31,	
	2001	2000
	(amounts in thousands)	
Revenues	$ 24,117	$ 30,538
Operating expenses	8,237	8,826
Depreciation and amortization	3,211	6,250
Interest expense, net	7,495	10,914
Net income	5,174	4,368
Company's share of income	2,768	2,797

As of December 31, 2001, the aggregate maturities of non-recourse debt payable to third-parties is as follows (000's):

2002	$ 28,795
2003	1,157
2004	2,651
2005	19,319
2006 and thereafter	93,541
	$ 145,463

As of December 31, 2001, the Company had guaranteed repayment of approximately $2.6 million of loans for the Real Estate Venture debt. The Company selectively provides completion guaranties on behalf of Real Estate Ventures as part of their development activities. As of December 31, 2001, the Company had provided a completion guaranty relating to the construction of one development project which is expected to be completed during the second quarter of 2002.

7. INDEBTEDNESS

The Company utilizes credit facility borrowings for general business purposes, including the acquisition of properties and the repayment of debt. In June 2001, the Company amended its unsecured credit facility (the 'Credit Facility") to increase its borrowing capacity from $450 million to $500 million and to extend the maturity to June 2004. The Credit Facility bears interest at LIBOR (LIBOR was 1.88% at December 31, 2001) plus 1.5%, with the spread over LIBOR subject to reductions from .10% to .25% or increases of .25% based on the Company's leverage. The Credit Facility matures in June 2004, subject to the Company's right upon payment of a fee to extend the maturity to June 2005. As of December 31, 2001, the Company had $394.3 million of borrowings and $13.4 million of letters-of-credit outstanding and $92.3 million of unused availability under the Credit Facility. The weighted-average interest rate on the Company's unsecured credit facilities was 6.48% in 2001, 7.84% in 2000, and 6.95% in 1999.

As of December 31, 2001, the Company had $614.8 million of mortgage notes payable secured by 106 of the Properties and certain land holdings. Fixed rate mortgages, totaling $526.2 million, require payments of principal and/or interest (or imputed interest) at rates ranging from 6.80% to 9.25% and mature or matured at various dates from July 2003 through July 2027. Variable rate mortgages, totaling $88.6 million, require payments of principal and/or interest at rates ranging from LIBOR plus .76% to 1.75% or 75% of prime (the prime rate was 4.75% at December 31, 2001) and mature at various dates from February 2003 through July 2027. The weighted-average interest rate on the Company's mortgages was 7.39% in 2001, 7.92% in 2000, and 7.10% in 1999.

The Company has entered into interest rate swap and rate cap agreements designed to reduce the impact of interest rate changes on certain variable rate debt. At December 31, 2001, the Company had three interest rate swap agreements for notional principal amounts aggregating $175 million. The swap agreements effectively fix the interest rate on $100 million of Credit Facility borrowings at 6.383%, $50 million at 6.080% and $25 million at 5.215% until September 2002. In October 2001, the Company entered into three additional interest rate swap agreements that effectively fix the interest rate on $100 million of Credit Facility borrowings at 4.230% and on $75 million at 4.215% from September 2002 to June 2004. The interest rate cap agreements effectively fix the interest rate on two variable rate mortgages. One rate cap fixes the interest rate on a mortgage with a notional value of $75 million at 6.25% until maturity in April 2002. The second interest rate cap fixes the interest rate on a mortgage with a notional value of $28 million at 8.7% until July 2004. The impact of these agreements is recorded as a component of interest expense. As of December 31, 2001, the fair value of the interest rate swap agreements, based on quotes from an independent third party, was $4.6 million, which represents the estimated amount that the Company would pay if the contracts were terminated.

Aggregate principal payments on mortgage notes payable at December 31, 2001 are due as follows (in thousands):

2002	$ 8,874
2003	113,692
2004	148,218
2005	6,364
2006	10,590
2007 and thereafter	327,102
	$ 614,840

The Credit Facility requires the maintenance as of certain ratios related to minimum net worth, debt-to-total capitalization and fixed charge coverage and various non-financial covenants. As of December 31, 2001, the Company was in compliance with all debt covenants. The Company paid interest totaling $74.2 million in 2001, $67.7 million in 2000, and $67.3 million in 1999. As of December 31, 2001, the carrying value of the Company's debt was below fair market value by approximately $93.4 million, as determined by using year-end interest rates and market conditions. During 2001, the Company wrote-off $1.1 million of unamortized deferred financing costs related to the refinancing of the Credit Facility and a mortgage note payable which were accounted for as extraordinary items.

8. PREFERRED SHARES AND BENEFICIARIES' EQUITY

In 1998, the Company issued $37.5 million of convertible preferred securities with a 7.25% coupon rate (the Series A Preferred Shares). The Series A Preferred Shares, with a stated value of $50.00, are convertible into Common Shares, at the option of the holder, at a conversion price of $28.00. The conversion price declines to $26.50, if the trading price of the Common Shares during the 60-day period ending December 31, 2003 is $23.00 or less. The Series A Preferred Shares distribution is subject to an increase, if quarterly distributions paid to Common Share holders exceeds $0.51 per share. The Series A Preferred Shares are perpetual and may be redeemed, at the Company's option, at par beginning in January 2004 or earlier, if the market price of the Common Shares exceeds specified levels.

In 1999, the Company issued $105.0 million of convertible preferred securities (the Series B Preferred Shares) with an 8.75% coupon rate for net proceeds of $94.8 million. The Company is accreting the discount as a charge to cumulative earnings through the redemption date in 2007. The Series B Preferred Shares, convertible into Common Shares at a conversion price of $24.00 per share, are entitled to quarterly dividends equal to the greater of $0.525 per share or the quarterly dividend on the number of Common Shares into which a Series B Preferred Share is convertible. The Series B Preferred Shares are perpetual and may be redeemed, at the Company's option, at par, beginning in April 2007. In addition, the Company may require the conversion of the Series B Preferred Shares into Common Shares starting in April 2004, if certain conditions are met, including that the Common Shares are then trading in excess of 130% of the conversion price. Upon certain changes in control of the Company, the holder may require the Company to redeem its Series B Preferred Shares. However, the Company has the ability and intent to cause the Series B Preferred Shares to be converted into Common Shares rather than redeemed in such circumstances. In addition, as part of the transaction, the Company issued the holder seven-year warrants exercisable for 500,000 Common Shares at an exercise price of $24.00 per share.

The Company's Board of Trustees approved a share repurchase program authorizing the Company to repurchase its outstanding Common Shares. During the third quarter of 2001, the Board of Trustees increased the number of shares authorized to be repurchased from three million shares to four million shares. Through December 31, 2001, the Company has repurchased 2.7 million of its Common Shares at an average price of $16.83 per share. The Company repurchased 302,437 Common Shares for $5.9 million (average price of $19.54 per share) in 2001; 957,729 Common Shares for $15.3 million (average price of $15.95 per share) in 2000 and 1,344,295 Common Shares for $22.2 million in 1999 (average price of $16.69 per share). Under the share repurchase program, the Company has authority to repurchase an additional 1.3 million shares. No time limit has been placed on the duration of the share repurchase program.

At December 31, 2001, 450,747 restricted Common Shares were held by certain employees of the Company. The restricted shares, valued at $15.6 million at issuance, are amortized over their respective vesting periods of four to eight years. The Company recorded compensation expense of $2.8 million in 2001, $2.0 million in 2000 and $1.8 million in 1999 related to these shares.

9. SHARE PURCHASE OPTIONS AND WARRANTS

The Company maintains a plan that authorizes the issuance of incentive stock options and non-qualified stock options to key employees to purchase five million Common Shares of the Company. The terms and conditions of option awards are determined by the Board of Trustees. Incentive stock options may not be granted at exercise prices less than fair value of the stock at the time of grant. Options granted by the Company generally vest over two to five years. All options awarded by the Company to date are non-qualified stock options. Options were granted at exercise prices ranging from 125% to 165% of fair market value on the grant date in 1999 and 100% to 115% of fair market value on the grant date in 1998. As of December 31, 2001, the Company has 1.7 million shares available for future issuance under the plan.

The following table summarizes option activity for the three years ended December 31, 2001:

	Number of Shares Under Option	Weighted-Average Exercise Price	Grant Price Range	
			From	To
Balance at January 1, 1999	2,533,704	$ 25.51	$ 6.21	$ 29.04
Granted - above fair market value	250,763	27.51	25.25	29.04
Canceled	(62,609)	27.93	25.25	29.04
Balance at December 31, 1999	2,721,858	26.38	6.21	29.04
Exercised	(5,000)	19.50	19.50	19.50
Canceled	(93,144)	27.51	25.25	29.04
Balance at December 31, 2000	2,623,714	26.36	6.21	29.04
Exercised	(83,333)	19.50	19.50	19.50
Canceled	(61,582)	27.53	25.25	29.04
Balance at December 31, 2001	2,478,799	26.55	6.21	29.04

The following table summarizes stock options outstanding as of December 31, 2001:

Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$6.21 to $14.31	46,667	2.6 years	$ 12.00	46,667	$ 12.00
$19.50	155,000	0.6	19.50	155,000	19.50
$24.00 to $29.04	2,277,132	6.1	27.34	1,052,939	27.11
$6.21 to $29.04	2,478,799	5.7	26.56	1,254,606	25.61

Using the Black-Scholes option pricing model, the estimated weighted-average fair value of stock options granted was $1.21 in 1999. Assumptions made in determining estimates of fair value include: risk-free interest rates of 5.6% in 1999, a volatility factor of .280 in 1999, a dividend yield of 8.9% in 1999, and a weighted-average life expectancy of 10 years in 1999.

The following table summarizes the pro forma effects assuming compensation cost for such awards had been recorded based upon estimated fair values (in thousands, except per share amounts):

	Year ended December 31,		
	2001	2000	1999
Net income:			
As reported	$ 21,816	$ 40,252	$ 29,816
Pro forma	21,199	39,635	28,852
Earnings per Common Share after extraordinary item:			
As reported			
Basic	$ 0.57	$ 1.12	$ 0.80
Diluted	$ 0.57	$ 1.12	$ 0.80
Pro forma			
Basic	$ 0.55	$ 1.11	$ 0.77
Diluted	$ 0.55	$ 1.11	$ 0.77

Only options granted after December 31, 1994 are reflected in the calculations. Therefore, the pro forma disclosures are not likely to be representative of future pro forma amounts.

As of December 31, 2001, there are 597,212 warrants outstanding to purchase Common Shares of the Company at exercise prices ranging from $19.50 to $24.00.

10. SEGMENT INFORMATION

The Company currently manages its portfolio within three segments: (1) Pennsylvania, (2) New Jersey/New York and (3) Virginia. Corporate is responsible for cash and investment management and certain other general support functions.

Segment information for the three years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

	Pennsylvania	New Jersey/ New York	Virginia	Corporate	Total
2001:					
Real estate investments, at cost	$ 1,194,076	$ 642,646	$ 206,980	$ -	$ 2,043,702
Investment in real estate ventures, at equity	-	-	-	19,067	19,067
Total revenue	$ 173,884	$ 106,908	$ 27,503	$ 2,530	$ 310,825
Property operating expenses and real estate taxes	58,149	40,189	9,972	-	108,310
Net operating income	$ 115,735	$ 66,719	$ 17,531	$ 2,530	$ 202,515
Interest	$ -	$ -	$ -	$ 66,385	$ 66,385
Depreciation & amortization	42,027	27,642	8,520	-	78,189
2000:					
Real estate investments, at cost	$ 938,602	$ 605,521	$ 309,776	$ -	$ 1,853,899
Investment in real estate ventures, at equity	-	-	-	33,566	33,566
Total revenue	$ 144,943	$ 100,362	$ 39,539	$ 2,240	$ 287,084
Property operating expenses and real estate taxes	45,886	34,123	11,788	-	91,797
Net operating income	$ 99,057	$ 66,239	$ 27,751	$ 2,240	$ 195,287
Interest	$ -	$ -	$ -	$ 64,746	$ 64,746
Depreciation & amortization	32,258	24,472	10,282	-	67,012
1999:					
Real estate investments, at cost	$ 895,697	$ 627,441	$ 304,959	$ -	$ 1,828,097
Investment in real estate ventures, at equity	-	-	-	35,682	35,682
Total revenue	$ 142,427	$ 98,507	$ 39,562	$ 2,724	$ 283,220
Property operating expenses and real estate taxes	44,347	34,065	11,671	-	90,083
Net operating income	$ 98,080	$ 64,442	$ 27,891	$ 2,724	$ 193,137
Interest	$ -	$ -	$ -	$ 69,800	$ 69,800
Depreciation & amortization	34,610	25,328	9,375	-	69,313

Net operating income is defined as total revenues less property operating expenses and real estate taxes. Below is a reconciliation of consolidated net operating income to consolidated income minority interest and extraordinary items:

	Year Ended December 31,		
	2001	2000	1999
		(amounts in thousands)	
Consolidated net operating income	$ 202,515	$ 195,287	$ 193,137
Less:			
Interest expense	66,385	64,746	69,800
Depreciation and amortization	78,189	67,012	69,313
Management fees	-	12,123	11,998
Administrative expenses	15,178	4,249	3,598
Non-recurring charges	6,600	-	-
Plus:			
Equity in income of management company	-	164	80
Equity in income of real estate ventures	2,768	2,797	979
Net gains on sales of interests in real estate	4,524	11,638	3,115
Consolidated income before minority interest and extraordinary items	$ 43,455	$ 61,756	$ 42,602

11. NET INCOME PER COMMON SHARE

The following table details the number of shares and net income used to calculate basic and diluted earnings per share for the three years ended December 31, 2001 (in thousands, except per share amounts).

	For the year ended December 31,					
	2001		2000		1999	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$ 33,722	$ 33,722	$ 52,158	$ 52,158	$ 34,606	$ 34,606
Income allocated to Preferred Shares	(11,906)	(11,906)	(11,906)	(11,906)	(4,790)	(4,790)
	21,816	21,816	40,252	40,252	29,816	29,816
Preferred Share discount amortization	(1,476)	(1,476)	(286)	(286)	-	-
Income available to common shareholders	$ 20,340	$ 20,340	$ 39,966	$ 39,966	$ 29,816	$ 29,816
Weighted-average shares outstanding	35,646,842	35,646,842	35,807,598	35,807,598	37,348,022	37,348,022
Options and warrants	-	27,809	-	16,576	-	14,932
Total weighted-average shares outstanding	35,646,842	35,674,651	35,807,598	35,824,174	37,348,022	37,362,954
Earnings per share after extraordinary item	$ 0.57	$ 0.57	$ 1.12	$ 1.12	$ 0.80	$ 0.80

Securities totaling 11,622,922 in 2001, 11,625,490 in 2000 and 11,625,490 in 1999 were excluded from the earnings per share computations above as their effect would have been antidilutive.

12. DISTRIBUTIONS (UNAUDITED):

	Year ended December 31,		
	2001	2000	1999
Common Share Distributions:			
Ordinary income	$1.60	$1.38	$1.44
Capital gain	0.10	0.24	0.13
Return of capital	-	-	-
Total distributions per share	$1.70	$1.62	$1.57
Percentage classified as ordinary income	94.1%	85.2%	91.8%
Percentage classified as capital gain	5.9%	14.8%	8.2%
Percentage classified as return of capital	0.0%	0.0%	0.0%
Preferred Share Distributions:			
Total distributions declared	$ 11,906,000	$ 11,906,000	$ 4,790,000

13. RELATED-PARTY TRANSACTIONS

In 1998, the Board authorized the Company to make loans totaling up to $5.0 million to enable employees of the Company to purchase Common Shares at fair market value. The loans have five-year terms, are full recourse, and are secured by the Common Shares purchased. Interest, payable quarterly, accrues on the loans at the lower of the interest rate borne on borrowings under the Company's Credit Facility or a rate based on the dividend payments on the Common Shares. As of December 31, 2001, the interest rate was 3.40% per annum. The loans are payable at the earlier of the stated maturity date or 90 days following the employee's termination. As of December 31, 2001, the Company had funded loans of $4.7 million to employees secured by an aggregate of 260,494 Common Shares.

The Company owns 384,615 shares of US Realtel, Inc. ('USR') Common Stock and holds warrants exercisable for 600,000 additional shares. The warrants have an exercise price of $8.00 per share and expire on December 31, 2004. In December 2001, the Company wrote-off its investment of $2.5 million in USR as the loss in value was deemed to be other than temporary. An officer of the Company holds a position on USR's Board of Directors.

In February 2000, the Company loaned an aggregate of $2.5 million to two executive officers to enable them to purchase Common Shares of the Company. One loan has a four-year term and bears interest at the lower of the Company's cost of funds or a rate based on the dividend payable on the Common Shares, but not to exceed 10% annum. This loan is subject to forgiveness over a three-year period, with the amount of forgiveness tied to the Company's total shareholder return compared to the total shareholder return of peer group companies. This loan is also subject to forgiveness in the event of a change of control of the Company. The executive may repay the loan at maturity by surrendering Common Shares valued at the executive's initial per share purchase price of $15.625. This loan is reflected as a reduction in beneficiaries equity. The other loan was restructured, effective December 31, 2001, in connection with the executive's transition to a non-executive, non-managerial status to provide for its forgiveness in equal installments in April 2002 and April 2003. Principal and interest totaling $.9 million was forgiven related to these loans in 2001.

14. OPERATING LEASES

The Company leases properties to tenants under operating leases with various expiration dates extending to 2020. As of December 31, 2001, leases covering approximately 2.6 million square feet or 16.3% of the net rentable square footage were scheduled to expire during 2002. Minimum future rentals on noncancelable leases at December 31, 2001 are as follows (in thousands):

Year	Minimum Rent
2002	$ 250,511
2003	221,205
2004	182,774
2005	140,128
2006	99,798
2007 and thereafter	335,217
	$ 1,229,633

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements for increases in certain operating costs.

15. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan for its employees. Each employee may contribute up to 18% of annual compensation. At its discretion, the Company can make matching contributions equal to a percentage of the employee's elective contribution and profit sharing contributions. Employees vest in employer contributions over a five year service period. The Company contributions were $669,000 in 2001, $690,000 in 2000 and $331,000 in 1999.

16. SUMMARY OF INTERIM RESULTS (UNAUDITED)

The following is a summary interim financial information as of and for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	1st Quarter	2nd Quarter (B)	3rd Quarter (C)	4th Quarter (A)
2001:				
Total revenue	$ 75,013	$ 79,125	$ 79,311	$ 77,376
Net income	9,140	7,423	10,271	6,888
Income allocated to Common Shares	6,163	4,446	7,294	3,913
Net income per Common Share after extraordinary item:				
Basic	$ 0.16	$ 0.11	$ 0.19	$ 0.10
Diluted	$ 0.16	$ 0.11	$ 0.19	$ 0.10
2000:				
Total revenue	$ 71,444	$ 72,153	$ 73,076	$ 70,411
Net income	10,590	10,799	19,845	10,924
Income allocated to Common Shares	7,613	7,822	16,868	7,949
Net income per Common Share:				
Basic	$ 0.21	$ 0.22	$ 0.47	$ 0.22
Diluted	$ 0.21	$ 0.22	$ 0.47	$ 0.22

(A) During the fourth quarter of 2001, the Company recorded a $6.6 million non-recurring charge related to the conversion of the Company's Chairman to a non-executive, non-managerial status and the write-down of the Company's $2.5 million investment in a telecommunications company that was deemed to be other than temporary. The $4.1 million charge related to the Company's Chairman reflects an accrual on account of payment obligations of the Company under its employment agreement with the Chairman, accelerated vesting of his restricted shares and restructuring of his executive stock loan.

(B) The Company wrote-off $1.1 million of unamortized deferred financing costs related to the refinancing of the Credit Facility and a mortgage note payable which were accounted for as extraordinary items during the 2nd quarter of 2001.

(C) The Company recorded gains on sales of properties of $9.5 million during the 3rd quarter of 2000.

The summation of quarterly earnings per share amounts do not necessarily equal year to date amounts.

17. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved from time to time in litigation on various matters, including disputes with tenants and disputes arising out of agreements to purchase or sell properties. Given the nature of the Company's business activities, these lawsuits are considered routine to the conduct of its business. The result of any particular lawsuit cannot be predicted, because of the very nature of litigation, the litigation process and its adversarial nature, and the jury system.

The Company is a defendant in a case in which the plaintiffs allege that the Company breached its obligation to purchase a portfolio of properties for approximately $83.0 million. In July 1999, the Superior Court of New Jersey, Camden County, dismissed the complaint against the Company with prejudice. The plaintiffs subsequently filed a motion for reconsideration, which motion the Superior Court denied. Plaintiffs then appealed to the Appellate Division, which is the intermediate appellate level court in New Jersey. In December 2000, the Appellate Division affirmed in part and reversed in part the Chancery Division's earlier dismissal of the entire action. The Appellate Division affirmed the dismissal of the fraud and other non-contractual counts in the Complaint, but reversed the contract and reformation counts and remanded these to the lower court for further proceedings. The Company sought review of this decision by the Supreme Court of New Jersey, but in March 2001, that Court declined to consider the appeal. The case has therefore returned to the Chancery Division, where it is now in the written discovery stage. In management's opinion, this proceeding will not have a material adverse effect on the Company's financial position or results of operations.

In November 1999, a third-party complaint was filed in the Superior Court of New Jersey, Burlington County, by BRI OP Limited Partnership ("BRI OP") against the Company and several other persons and entities, including several former affiliates of the Company, relative to Greentree Shopping Center located in Marlton, New Jersey ("Subject Property"). The Subject Property was owned and managed by a subsidiary of the Company between 1986 and 1988. BRI OP, also a former owner of the Subject Property, has been sued by the present owner and manager ("Owner") ofthe Subject Property, seeking indemnification and contribution for costs related to the remediation of environmental contamination allegedly caused by a dry cleaning business, which was a tenant of the Subject Property. BRI OP, in turn, brought a third-party action against the Company and others seeking indemnification for environmental remediation and clean up costs for which it may be held liable. During the course of the proceeding, the Owner petitioned the New Jersey Department of Environmental Protection ("NJDEP") to issue a directive to clean up the Subject Property to certain parties, including the Company, BRI OP and the dry cleaner, who were allegedly responsible for the environmental contamination under the New Jersey Spill Compensation and Control Act ("Spill Act"). NJDEP issued such a directive to those parties and the Owner in May 2001 (the "Directive") which requires the all of the parties to the Directive to remediate the Subject Property. Failure to comply with a Spill Act directive would subject a noncomplying party to treble damages (i.e., triple the cost of the cleanup if performed by NJDEP or others) and, potentially, penalties under the Spill Act.

Following issuance of the Directive, the parties to whom the Directive was issued commenced settlement negotiations. The negotiations resulted in an agreement in principle between the Company, BRI OP and the Owner, which the parties are in the process of reducing to writing. Under the settlement, the Owner would perform and obtain NJDEP approval of the cleanup and release and indemnify (with limited exceptions) the Company and BRI OP from and against liability for matters relating to the contamination. The Company believes that the agreement reached with the Owner, upon finalization and implementation, will also satisfy its obligation to participate in the remediation pursuant to the Directive; however, the Company has not yet confirmed this with the NJDEP (although it intends to do so upon finalization of the settlement). The Company believes that, regardless of whether the Superior Court action is settled or the Company is relieved of further responsibility under the Directive, based on its assessment of the estimated cost of any required remediation, the availability of other parties that are potentially responsible for all or a portion of such cost, and defenses that may be available to the Company, that this matter will not have a material adverse effect on the Company's financial position or results of operations.

Letters-of-Credit and Other Commitments

In connection with certain mortgages, the Company is required to maintain leasing and capital reserve accounts with the mortgage lenders through letters-of-credit which totaled $13.4 million at December 31, 2001. The Company is also required to maintain escrow accounts for taxes, insurance and tenant security deposits that amounted to $16.3 million at December 31, 2001. The related tenant rents are deposited into the loan servicer's depository accounts, which are used to fund debt service, operating expenses, capital expenditures and the escrow and reserve accounts, as necessary. Any excess cash is included in cash and cash equivalents.

The Company also provides customary environmental indemnities in connection with construction and permanent financings on behalf of Real Estate Ventures.

As of December 31, 2001, the Company owned 443 acres of land for future development and held options to purchase 61 additional acres.

18. SUBSEQUENT EVENTS (UNAUDITED)

During 2002, the Company sold 17 properties, containing 803,000 net rentable square feet, for $41.7 million realizing a gain of $4.0 million. In addition, the Company purchased four properties, containing 360,000 net rentable square feet, for $67.2 million.

Brandywine Realty Trust
Schedule II
Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to expense	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 31, 2001	$ 2,427	$ 2,867	$ 762	$ 4,532
Year ended December 31, 2000	$ 3,358	$ 332	$ 1,263	$ 2,427
Year ended December 31, 1999	$ 3,172	$ 1,034	$ 848	$ 3,358

(a) Reconciliation of Real Estate:

The following table reconciles the real estate investments for the three years ended December 31, 2001 (in thousands):

	2001	2000	1999
Balance at beginning of year	$ 1,754,895	$ 1,771,475	$ 1,851,473
Additions:			
Acquisitions	217,212	13,056	42,000
Capital expenditures	65,210	34,905	30,813
Dispositions	(144,278)	(64,541)	(152,811)
Balance at end of year	$ 1,893,039	$ 1,754,895	$ 1,771,475

(b) Reconciliation of Accumulated Depreciation:

The following table reconciles the accumulated depreciation on real estate investments for the three years ended December 31, 2001 (in thousands):

	2001	2000	1999
Balance at beginning of year	$ 179,558	$ 125,744	$ 67,477
Depreciation expense	69,495	63,940	66,493
Dispositions	(18,260)	(10,126)	(8,226)
Balance at end of year	$ 230,793	$ 179,558	$ 125,744

				Initial Cost			Gross Amount at Which Carried December 31, 2001						
	City	State	Encumbrances at December 31, 2001	Land	Building and Improvements	Net Improvements (Retirements) Since Acquisition	Land	Building and Improvements	Total (a)	Accumulated Depreciation at December 31, 2001 (b)	Date of Construction	Date Acquired	Depreciable Life
One Greentree Centre	Marlton	NJ	-	345	4,440	238	345	4,678	5,023	2,379	1982	1986	25
Three Greentree Centre	Marlton	NJ	-	323	6,024	217	323	6,241	6,564	3,793	1984	1986	25
Two Greentree Centre	Marlton	NJ	-	264	4,693	(112)	264	4,581	4,845	2,681	1983	1986	25
110 Summit Drive	Exton	PA	-	403	1,647	281	403	1,928	2,331	506	1985	1996	25
1155 Business Center Drive	Horsham	PA	2,621	1,029	4,124	(211)	1,029	3,913	4,942	994	1990	1996	25
120 West Germantown Pike	Plymouth Meeting	PA	-	685	2,773	83	685	2,856	3,541	589	1984	1996	25
140 West Germantown Pike	Plymouth Meeting	PA	-	481	1,976	234	481	2,210	2,691	522	1984	1996	25
16 Campus Boulevard	Newtown Square	PA	4,763	1,153	4,627	(118)	1,153	4,509	5,662	1,061	1990	1996	25
18 Campus Boulevard	Newtown Square	PA	3,478	786	3,312	36	786	3,348	4,134	798	1990	1996	25
2200 Cabot Boulevard	Langhorne	PA	-	770	3,117	595	770	3,712	4,482	863	1985	1996	25
2240/50 Butler Pike	Plymouth Meeting	PA	-	1,104	4,627	402	1,104	5,029	6,133	1,383	1984	1996	25
2260 Butler Pike	Plymouth Meeting	PA	-	661	2,727	155	661	2,882	3,543	677	1984	1996	25
2260/70 Cabot Boulevard	Langhorne	PA	-	415	1,661	209	415	1,870	2,285	439	1984	1996	25
3000 Cabot Boulevard	Langhorne	PA	-	485	1,940	200	485	2,140	2,625	502	1986	1996	25
33 Street Road - Greenwood Square I	Bensalem	PA	-	851	3,407	440	851	3,847	4,698	896	1985	1996	25
33 Street Road - Greenwood Square II	Bensalem	PA	-	1,126	4,511	950	1,126	5,461	6,587	1,362	1985	1996	25
33 Street Road - Greenwood Square III	Bensalem	PA	-	350	1,401	285	350	1,686	2,036	518	1985	1996	25
456 Creamery Way	Exton	PA	-	635	2,548	-	635	2,548	3,183	620	1987	1996	25
457 Haddonfield Road	Cherry Hill	NJ	11,338	2,142	9,120	2,215	2,142	11,335	13,477	3,019	1990	1996	31.5
468 Creamery Way	Exton	PA	-	527	2,112	(39)	527	2,073	2,600	440	1990	1996	25
486 Thomas Jones Way	Exton	PA	-	806	3,256	470	806	3,726	4,532	1,166	1990	1996	25
500 Enterprise Road	Horsham	PA	-	1,303	5,188	(794)	1,303	4,394	5,697	943	1990	1996	25
500 North Gulph Road	King of Prussia	PA	-	1,303	5,201	528	1,303	5,729	7,032	1,328	1979	1996	25
650 Dresher Road	Horsham	PA	1,573	636	2,501	(172)	636	2,329	2,965	495	1984	1996	25
6575 Snowdrift Road	Allentown	PA	-	601	2,411	393	601	2,804	3,405	671	1988	1996	25
700 Business Center Drive	Horsham	PA	1,538	550	2,201	149	550	2,350	2,900	522	1986	1996	25
7248 Tilghman Street	Allentown	PA	-	731	2,969	(40)	731	2,929	3,660	657	1987	1996	25
7310 Tilghman Street	Allentown	PA	-	553	2,246	531	553	2,777	3,330	775	1985	1996	25
800 Business Center Drive	Horsham	PA	2,407	896	3,585	57	896	3,642	4,538	769	1986	1996	25
8000 Lincoln Drive	Marlton	NJ	-	606	2,887	252	606	3,139	3,745	775	1983	1996	25
One Progress Avenue	Horsham	PA	-	1,399	5,629	127	1,399	5,756	7,155	1,233	1986	1996	25
One Righter Parkway	Talleyville	DE	11,017	2,545	10,195	275	2,545	10,470	13,015	2,122	1989	1996	25
1 Foster Avenue	Gibbsboro	NJ	-	93	364	66	93	430	523	88	1972	1997	25
10 Foster Avenue	Gibbsboro	NJ	-	244	971	68	244	1,039	1,283	174	1983	1997	25
100 Berwyn Park	Berwyn	PA	7,422	1,180	7,290	352	1,180	7,642	8,822	1,544	1986	1997	25
100 Commerce Drive	Newark	DE	-	1,160	4,633	105	1,160	4,738	5,898	800	1989	1997	25
100 Katchel Blvd	Reading	PA	-	1,881	7,423	222	1,881	7,645	9,526	1,440	1970	1997	25
1000 Atrium Way	Mt. Laurel	NJ	-	2,061	8,180	446	2,061	8,626	10,687	1,528	1989	1997	25
1000 East Lincoln Drive	Marlton	NJ	-	264	1,059	108	264	1,167	1,431	203	1981	1997	25
1000 Howard Boulevard	Mt. Laurel	NJ	4,494	2,298	9,288	418	2,298	9,706	12,004	2,004	1988	1997	25
1000/2000 West Lincoln Drive	Marlton	NJ	-	575	3,568	(1,004)	575	2,564	3,139	577	1982	1997	25
10000 Midlantic Drive	Mt. Laurel	NJ	9,203	3,206	12,857	434	3,206	13,291	16,497	2,557	1990	1997	25
100-300 Gundy Drive	Reading	PA	-	6,495	25,180	5,321	6,495	30,501	36,996	5,083	1970	1997	25
1007 Laurel Oak Road	Voorhees	NJ	-	1,563	6,241	13	1,563	6,254	7,817	1,021	1996	1997	25
111 Presidential Boulevard	Bala Cynwyd	PA	-	5,419	21,612	1,006	5,419	22,618	28,037	4,118	1974	1997	25
1120 Executive Boulevard	Mt. Laurel	NJ	-	2,074	8,415	675	2,074	9,090	11,164	2,211	1987	1997	25
1336 Enterprise Drive	West Goshen	PA	-	731	2,946	27	731	2,973	3,704	574	1989	1997	25
15000 Midlantic Drive	Mt. Laurel	NJ	8,602	3,061	12,254	104	3,061	12,358	15,419	2,335	1991	1997	25
2 Foster Avenue	Gibbsboro	NJ	-	185	730	30	185	760	945	127	1974	1997	25
20 East Clementon Road	Gibbsboro	NJ	-	769	3,055	220	769	3,275	4,044	574	1986	1997	25
200 Berwyn Park	Berwyn	PA	9,481	1,533	9,460	277	1,533	9,737	11,270	1,728	1987	1997	25
2000 Cabot Boulevard	Langhorne	PA	-	569	2,281	223	569	2,504	3,073	530	1985	1997	25
2000 Midlantic Drive	Mt. Laurel	NJ	9,633	2,202	8,823	355	2,202	9,178	11,380	1,781	1989	1997	25
2005 Cabot Boulevard	Langhorne	PA	-	313	1,257	614	313	1,871	2,184	380	1985	1997	25
2010 Cabot Boulevard	Langhorne	PA	-	760	3,091	99	760	3,190	3,950	620	1985	1997	25
220 Commerce Drive	Ft. Washington	PA	-	1,086	4,338	589	1,086	4,927	6,013	916	1985	1997	25
2510 Metropolitan Drive	Trevose	PA	-	3,311	13,218	1,913	3,311	15,131	18,442	3,061	1981	1997	25
300 Berwyn Park	Berwyn	PA	13,277	2,206	13,422	154	2,206	13,576	15,782	2,409	1989	1997	25

	City	State	Encumbrances at December 31, 2001	Initial Cost: Land	Initial Cost: Building and Improvements	Net Improvements (Retirements) Since Acquisition	Gross Amount at Which Carried December 31, 2001: Land	Gross Amount at Which Carried December 31, 2001: Building and Improvements	Gross Amount at Which Carried December 31, 2001: Total (a)	Accumulated Depreciation at December 31, 2001 (b)	Date of Construction	Date Acquired	Depreciable Life
300 Welsh Road - Building I	Horsham	PA	2,597	894	3,572	430	894	4,002	4,896	827	1985	1997	25
300 Welsh Road - Building II	*Horsham*	PA	-	396	1,585	68	396	1,653	2,049	278	1985	1997	25
3000 West Lincoln Drive	Marlton	NJ	-	569	2,293	140	569	2,433	3,002	481	1982	1997	25
321 Norristown Road	Lower Gwyned	PA	-	1,289	5,176	290	1,289	5,466	6,755	1,083	1972	1997	25
323 Norristown Road	Lower Gwyned	PA	-	1,685	6,751	394	1,685	7,145	8,830	1,328	1988	1997	25
4 Foster Avenue	Gibbsboro	NJ	-	183	726	87	183	813	996	175	1974	1997	25
4000 Midlantic Drive	Mt. Laurel	NJ	3,232	714	5,085	(1,981)	714	3,104	3,818	565	1981	1997	25
4000/5000 West Lincoln Drive	*Marlton*	NJ	-	877	3,526	277	877	3,803	4,680	782	1982	1997	25
5 Foster Avenue	Gibbsboro	NJ	-	8	32	3	8	35	43	6	1968	1997	25
5 U.S. Avenue	Gibbsboro	NJ	-	21	81	3	21	84	105	14	1987	1997	25
50 East Clementon Road	Gibbsboro	NJ	-	114	964	2	114	966	1,080	158	1986	1997	25
500 Office Center Drive	Ft. Washington	PA	-	1,617	6,480	1,382	1,617	7,862	9,479	1,686	1974	1997	25
501 Office Center Drive	Ft. Washington	PA	-	1,796	7,192	1,318	1,796	8,510	10,306	1,800	1974	1997	25
55 U.S. Avenue	Gibbsboro	NJ	-	1,116	4,435	48	1,116	4,483	5,599	731	1982	1997	25
6 East Clementon Road	Gibbsboro	NJ	-	1,345	5,366	350	1,345	5,716	7,061	1,050	1980	1997	25
655 Business Center Drive	Horsham	PA	1,928	544	2,529	562	544	3,091	3,635	723	1997	1997	31.5
7 Foster Avenue	Gibbsboro	NJ	-	231	921	54	231	975	1,206	158	1983	1997	25
748 Springdale Drive	Exton	PA	-	236	931	142	236	1,073	1,309	213	1986	1997	25
855 Springdale Drive	Exton	PA	-	838	3,370	69	838	3,439	4,277	629	1986	1997	25
9000 Midlantic Drive	Mt. Laurel	NJ	6,252	1,472	5,895	19	1,472	5,914	7,386	1,085	1989	1997	25
9000 West Lincoln Drive	Marlton	NJ	-	610	2,422	271	610	2,693	3,303	531	1983	1997	25
Five Eves Drive	Marlton	NJ	-	703	2,819	647	703	3,466	4,169	736	1986	1997	25
Four A Eves Drive	Marlton	NJ	-	539	2,168	196	539	2,364	2,903	526	1987	1997	25
Four B Eves Drive	Marlton	NJ	-	588	2,369	67	588	2,436	3,024	489	1987	1997	25
King & Harvard	Cherry Hill	NJ	-	1,726	1,069	2,141	1,726	3,210	4,936	537		1997	25
Main Street - Piazza	Voorhees	NJ	-	696	2,802	78	696	2,880	3,576	558	1990	1997	25
Main Street - Plaza 1000	Voorhees	NJ	-	2,729	10,931	1,686	2,729	12,617	15,346	2,415	1988	1997	25
Main Street - Promenade	Voorhees	NJ	-	531	2,052	162	531	2,214	2,745	432	1988	1997	25
Main Street- CAM	Voorhees	NJ	-	3	11	98	3	109	112	12		1997	25
One South Union Place	Cherry Hill	NJ	-	771	8,047	(52)	771	7,995	8,766	1,584		1997	25
Two Eves Drive	Marlton	NJ	-	818	3,461	148	818	3,609	4,427	746	1987	1997	25
10 Skyline Drive	Plainview	NY	-	239	951	37	239	988	1,227	133	1960	1998	25
1000 First Avenue	King of Prussia	PA	4,764	2,772	10,936	312	2,772	11,248	14,020	1,486	1980	1998	25
1009 Lenox Drive	Lawrenceville	NJ	14,135	4,876	19,284	2,148	4,876	21,432	26,308	3,392	1989	1998	25
1020 First Avenue	King of Prussia	PA	3,718	2,168	8,576	197	2,168	8,773	10,941	1,139	1984	1998	25
104 Windsor Center Drive	East Windsor	NJ	-	977	3,918	1,003	977	4,921	5,898	1,168	1987	1998	25
1040 First Avenue	King of Prussia	PA	5,175	2,861	11,282	1,087	2,861	12,369	15,230	1,838	1985	1998	25
105 / 140 Terry Drive	Newtown	PA	-	2,299	8,238	1,963	2,299	10,201	12,500	1,824	1982	1998	25
1060 First Avenue	King of Prussia	PA	4,685	2,712	10,953	122	2,712	11,075	13,787	1,458	1987	1998	25
11 Commercial Street	*Plainview*	NY	-	237	942	46	237	988	1,225	150	1961	1998	25
1105 Berkshire Boulevard	Reading	PA	-	1,115	4,510	133	1,115	4,643	5,758	801	1987	1998	25
111 Ames Court	Plainview	NY	-	177	671	121	177	792	969	100	1959	1998	25
1150 Berkshire Boulevard	Reading	PA	-	435	1,748	264	435	2,012	2,447	339	1979	1998	25
120 Express Street	Plainview	NY	-	404	1,591	112	404	1,703	2,107	233	1962	1998	25
1255 Broad Street	Bloomfield	NJ	-	992	3,947	38	992	3,985	4,977	520	1981	1998	25
14 Campus Boulevard	Newtown Square	PA	6,137	2,243	4,217	835	2,243	5,052	7,295	1,288	1998	1998	25
150 Corporate Center Drive	Camp Hill	PA	-	964	3,871	69	964	3,940	4,904	588	1987	1998	25
155 Rittenhouse Circle	Bristol	PA	635	370	1,437	63	370	1,500	1,870	207	1985	1998	25
160-180 West Germantown Pike	East Norriton	PA	5,470	1,603	6,418	368	1,603	6,786	8,389	1,048	1982	1998	25
180 Central Ave / 2 Engineers Lane	Farmingdale	NY	-	221	882	5	221	887	1,108	115	1960	1998	25
180 Wheeler Court	Langhorne	PA	-	608	2,436	423	608	2,859	3,467	439	1975	1998	25
19 Engineers Lane	Farmingdale	NY	-	114	452	2	114	454	568	59	1962	1998	25
1957 Westmoreland Street	Richmond	VA	2,962	1,062	4,241	282	1,062	4,523	5,585	641	1975	1998	25
200 Corporate Center Drive	Camp Hill	PA	-	1,647	6,606	55	1,647	6,661	8,308	975	1989	1998	25
200 Nationwide Drive	Harrisburg	PA	-	100	403	-	100	403	503	59	1978	1998	25
201 North Walnut Street	Wilmington	DE	28,814	10,359	41,509	379	10,359	41,292	51,651	6,343	1988	1998	25
2100-2108 West Laburnum	Richmond	VA	1,423	2,482	8,846	1,309	2,482	10,155	12,637	1,314	1976	1998	25
2120 Tomlynn Street	Richmond	VA	764	280	1,125	35	280	1,160	1,440	159	1986	1998	25
2130-2146 Tomlynn Street	Richmond	VA	938	353	1,416	-	353	1,416	1,769	184	1988	1998	25
2169-79 Tomlynn Street	Richmond	VA	1,156	422	1,695	62	422	1,757	2,179	248	1985	1998	25
2201 Dabney Street	Richmond	VA	-	367	1,470	180	367	1,650	2,017	221	1962	1998	25
2201-2245 Tomlynn Street	Richmond	VA	2,940	1,020	4,067	457	1,020	4,524	5,544	714	1989	1998	25

	City	State	Encumbrances at December 31, 2001	Initial Cost: Land	Initial Cost: Building and Improvements	Net Improvements (Retirements) Since Acquisition	Gross Amount at Which Carried December 31, 2001: Land	Gross Amount at Which Carried December 31, 2001: Building and Improvements	Gross Amount at Which Carried December 31, 2001: Total (a)	Accumulated Depreciation at December 31, 2001 (b)	Date of Construction	Date Acquired	Depreciable Life
2212-2224 Tomlynn Street	Richmond	VA	1,372	502	2,014	70	502	2,084	2,586	264	1985	1998	25
2221-2245 Dabney Road	Richmond	VA	1,407	530	2,123	-	530	2,123	2,653	276	1994	1998	25
2240 Dabney Road	Richmond	VA	705	264	1,059	6	264	1,065	1,329	140	1984	1998	25
2244 Dabney Road	Richmond	VA	1,461	551	2,203	-	551	2,203	2,754	286	1993	1998	25
2246 Dabney Road	Richmond	VA	1,208	455	1,822	-	455	1,822	2,277	237	1987	1998	25
2248 Dabney Road	Richmond	VA	1,431	511	2,049	138	511	2,187	2,698	286	1989	1998	25
2251 Dabney Road	Richmond	VA	1,072	387	1,552	83	387	1,635	2,022	216	1983	1998	25
2256 Dabney Road	Richmond	VA	968	356	1,427	43	356	1,470	1,826	194	1982	1998	25
2277 Dabney Road	Richmond	VA	1,348	507	2,034	-	507	2,034	2,541	264	1986	1998	25
2401 Park Drive	Harrisburg	PA	-	182	728	84	182	812	994	150	1984	1998	25
2404 Park Drive	Harrisburg	PA	-	167	668	128	167	796	963	162	1983	1998	25
245 Old Country Road	Melville	NY	-	1,232	4,903	26	1,232	4,929	6,161	641	1978	1998	25
2490 Boulevard of the Generals	King of Prussia	PA	-	348	1,394	27	348	1,421	1,769	228	1975	1998	25
2511 Brittons Hill Road	Richmond	VA	3,242	1,201	4,820	91	1,201	4,911	6,112	654	1987	1998	25
256-263 Chapman Road / Bellevue	Newark	DE	-	374	1,547	196	374	1,743	2,117	298	1983	1998	25
256-263 Chapman Road / Cambridge	Newark	DE	-	292	1,185	39	292	1,224	1,516	201	1983	1998	25
256-263 Chapman Road / Chopin	Newark	DE	-	484	1,958	216	484	2,174	2,658	384	1983	1998	25
256-263 Chapman Road / Commonwealth	Newark	DE	-	351	1,421	193	351	1,614	1,965	276	1983	1998	25
256-263 Chapman Road / Oxford	Newark	DE	-	410	1,663	308	410	1,971	2,381	348	1983	1998	25
256-263 Chapman Road / Stockton	Newark	DE	-	291	1,176	4	291	1,180	1,471	189	1983	1998	25
2812 Emerywood Parkway	Henrico	VA	2,838	1,069	4,281	-	1,069	4,281	5,350	556	1980	1998	25
300 Arboretum Place	Richmond	VA	15,264	5,450	21,892	1,306	5,450	23,198	28,648	3,383	1988	1998	25
300 Corporate Center Drive	Camp Hill	PA	-	4,823	19,301	240	4,823	19,541	24,364	2,941	1989	1998	25
301 North Walnut Street	Wilmington	DE	24,418	8,495	34,016	1,260	8,495	35,276	43,771	5,257	1989	1998	25
303 Fellowship Drive	Mt. Laurel	NJ	2,686	1,493	6,055	357	1,493	6,412	7,905	901	1979	1998	25
304 Harper Drive	Mt. Laurel	NJ	1,240	657	2,674	319	657	2,993	3,650	455	1975	1998	25
305 Fellowship Drive	Mt. Laurel	NJ	2,718	1,422	5,768	809	1,422	6,577	7,999	1,044	1980	1998	25
305 Harper Drive	Mt. Laurel	NJ	389	222	913	11	222	924	1,146	127	1979	1998	25
307 Fellowship Drive	Mt. Laurel	NJ	2,798	1,564	6,342	329	1,564	6,671	8,235	962	1981	1998	25
308 Harper Drive	Mt. Laurel	NJ	-	1,643	6,663	196	1,643	6,859	8,502	903	1976	1998	25
309 Fellowship Drive	Mt. Laurel	NJ	2,854	1,518	6,154	727	1,518	6,881	8,399	949	1982	1998	25
33 West State Street	Trenton	NJ	-	6,016	24,091	90	6,016	24,181	30,197	3,645	1988	1998	25
336 South Service Road	Melville	NY	-	707	2,812	363	707	3,175	3,882	380	1965	1998	25
426 Lancaster Avenue	Devon	PA	-	1,689	6,756	-	1,689	6,756	8,445	1,081	1990	1998	25
4364 South Alston Avenue	Durham	NC	2,795	1,622	6,419	186	1,622	6,605	8,227	858	1985	1998	25
4550 New Linden Hill Road	Wilmington	DE	-	1,998	7,995	978	1,998	8,973	10,971	1,582	1974	1998	25
4805 Lake Brooke Drive	Glen Allen	VA	4,383	1,640	6,567	57	1,640	6,624	8,264	858	1996	1998	25
50 East State Street	Trenton	NJ	-	8,926	35,735	350	8,926	36,085	45,011	5,479	1989	1998	25
50 Swedesford Square	Frazer	PA	6,629	3,902	15,254	354	3,902	15,608	19,510	2,029	1988	1998	25
500 Nationwide Drive	Harrisburg	PA	-	173	850	777	173	1,627	1,800	193	1977	1998	25
52 Swedesford Square	Frazer	PA	7,309	4,242	16,579	690	4,242	17,269	21,511	2,368	1986	1998	25
520 Virginia Drive	Ft. Washington	PA	-	845	3,455	378	845	3,833	4,678	661	1987	1998	25
55 Ames Court	Plainview	NY	-	818	3,259	526	818	3,785	4,603	651	1961	1998	25
600 Corporate Circle Drive	Harrisburg	PA	-	363	1,452	59	363	1,511	1,874	223	1978	1998	25
600 East Main Street	Richmond	VA	17,017	9,809	38,255	2,019	9,809	40,274	50,083	5,409	1986	1998	25
600 Park Avenue	King of Prussia	PA	-	1,012	4,048	-	1,012	4,048	5,060	621	1964	1998	25
610 Freedom Business Center	King of Prussia	PA	5,663	2,017	8,070	591	2,017	8,661	10,678	1,420	1985	1998	25
620 Allendale Road	King of Prussia	PA	-	1,020	3,839	632	1,020	4,471	5,491	627	1961	1998	25
620 Freedom Business Center	King of Prussia	PA	7,470	2,770	11,014	300	2,770	11,314	14,084	1,819	1986	1998	25
630 Clark Avenue	King of Prussia	PA	-	547	2,190	-	547	2,190	2,737	336	1960	1998	25
630 Freedom Business Center	King of Prussia	PA	7,594	2,773	11,144	401	2,773	11,545	14,318	1,890	1989	1998	25
640 Allendale Road	King of Prussia	PA	-	-	432	208	-	640	640	277	2001	1998	25
640 Freedom Business Center	King of Prussia	PA	11,312	4,222	16,891	215	4,222	17,106	21,328	2,713	1991	1998	25
645 Stewart Avenue	Garden City	NY	-	414	1,648	9	414	1,657	2,071	215	1962	1998	25
650 Park Avenue	King of Prussia	PA	-	1,917	4,378	1,121	1,917	5,499	7,416	827	1968	1998	25
660 Allendale Road	King of Prussia	PA	-	835	3,343	149	835	3,492	4,327	554	1962	1998	25
680 Allendale Road	King of Prussia	PA	-	689	2,756	669	689	3,425	4,114	543	1962	1998	25
700 East Gate Drive	Mt. Laurel	NJ	6,220	3,569	14,436	300	3,569	14,736	18,305	1,974	1984	1998	25
701 East Gate Drive	Mt. Laurel	NJ	3,015	1,736	6,877	260	1,736	7,137	8,873	944	1986	1998	25
7010 Snowdrift Way	Allentown	PA	1,407	817	3,324	(1)	817	3,323	4,140	431	1991	1998	25
7150 Windsor Drive	Allentown	PA	1,878	1,034	4,219	273	1,034	4,492	5,526	653	1988	1998	25
7350 Tilghman Street	Allentown	PA	-	3,414	13,716	1,079	3,414	14,795	18,209	2,166	1987	1998	25

	City	State	Encumbrances at December 31, 2001	Initial Cost			Gross Amount at Which Carried December 31, 2001						
				Land	Building and Improvements	Net Improvements (Retirements) Since Acquisition	Land	Building and Improvements	Total (a)	Accumulated Depreciation at December 31, 2001 (b)	Date of Construction	Date Acquired	Depreciable Life
741 First Avenue	King of Prussia	PA	-	1,287	5,151	-	1,287	5,151	6,438	790	1966	1998	25
7450 Tilghman Street	Allentown	PA	5,345	2,867	11,631	1,232	2,867	12,863	15,730	1,907	1986	1998	25
751-761 Fifth Avenue	King of Prussia	PA	-	1,097	4,391	-	1,097	4,391	5,488	673	1967	1998	25
7535 Windsor Drive	Allentown	PA	5,873	3,376	13,400	509	3,376	13,909	17,285	1,852	1988	1998	25
755 Business Center Drive	Horsham	PA	2,303	1,363	2,334	645	1,363	2,979	4,342	600	1998	1998	31.5
8 Engineers Lane	Farmingdale	NY	-	194	774	4	194	778	972	101	1963	1998	25
80 Skyline Drive	Plainview	NY	-	484	1,937	376	484	2,313	2,797	332	1961	1998	25
800 Corporate Circle Drive	Harrisburg	PA	-	414	1,653	64	414	1,717	2,131	256	1979	1998	25
815 East Gate Drive	Mt. Laurel	NJ	1,134	637	2,584	117	637	2,701	3,338	402	1986	1998	25
817 East Gate Drive	Mt. Laurel	NJ	1,051	611	2,426	56	611	2,482	3,093	322	1986	1998	25
875 First Avenue	King of Prussia	PA	-	618	2,473	3,399	618	5,872	6,490	683	1966	1998	25
9011 Arboretum Parkway	Richmond	VA	5,208	1,856	7,702	261	1,856	7,963	9,819	1,111	1991	1998	25
91 North Industry Court	Deer Park	NY	-	550	2,191	48	550	2,239	2,789	294	1965	1998	25
9100 Arboretum Parkway	Richmond	VA	3,827	1,363	5,489	330	1,363	5,819	7,182	816	1988	1998	25
920 Harvest Drive	Blue Bell	PA	-	2,433	9,738	110	2,433	9,848	12,281	1,470	1990	1998	25
9200 Arboretum Parkway	Richmond	VA	2,726	984	3,973	159	984	4,132	5,116	546	1988	1998	25
9210 Arboretum Parkway	Richmond	VA	3,042	1,110	4,474	125	1,110	4,599	5,709	625	1988	1998	25
9211 Arboretum Parkway	Richmond	VA	1,605	581	2,433	13	581	2,446	3,027	322	1991	1998	25
922 Swedesford Road	Frazer	PA	-	218	1	(1)	218	-	218	-	1986	1998	25
925 Harvest Drive	Blue Bell	PA	-	1,671	6,606	231	1,671	6,837	8,508	987	1990	1998	25
993 Lenox Drive	Lawrenceville	NJ	11,964	2,811	17,996	(6,674)	2,811	11,322	14,133	1,703	1985	1998	25
997 Lenox Drive	Lawrenceville	NJ	10,534	2,410	9,700	334	2,410	10,034	12,444	1,627	1987	1998	25
East Gate Land	Mt. Laurel	NJ	-	1	1	-	1	1	2	-		1998	25
Park 80 West Plaza I	Saddlebrook	NJ	20,726	6,242	26,938	3,972	6,242	30,910	37,152	5,863	1988	1998	25
Park 80 West Plaza II	Saddlebrook	NJ	22,732	7,668	30,533	2,547	7,668	33,080	40,748	5,735	1970	1998	25
Philadelphia Marine Center	Philadelphia	PA	-	533	2,196	178	533	2,374	2,907	297		1998	25
11 Campus Boulevard	Newtown Square	PA	4,834	1,112	4,067	567	1,112	4,634	5,746	446	1999	1999	25
125 Jericho Turnpike	Jericho	NY	-	963	4,026	604	963	4,630	5,593	556	1969	1999	25
131 Jericho Turnpike	Jericho	NY	-	340	1,295	431	340	1,726	2,066	271	1967	1999	25
2000 Lenox Drive	Lawrenceville	NJ	15,225	2,291	12,221	3,474	2,291	15,695	17,986	1,049	1999	1999	31.5
263 Old Country Road	Mellville	NY	-	1,567	6,266	1	1,567	6,267	7,834	669	1999	1999	25
630 Allendale Road	King of Prussia	PA	19,595	2,836	4,028	15,098	2,836	19,126	21,962	999		1999	31.5
630 Dresher Road	Horsham	PA	-	771	3,083	788	771	3,871	4,642	325	1987	1999	25
7130 Ambassador Drive	Allentown	PA	-	761	3,046	8	761	3,054	3,815	296	1991	1999	25
1050 Westlakes Drive	Berwyn	PA	-	-	13,056	1,645	-	14,701	14,701	755		2000	25
1700 Paoli Pike	East Goshen	PA	-	458	559	3,001	458	3,560	4,018	199	2000	2000	31.5
10 Lake Center Drive	Marlton	NJ	8,018	1,510	6,040	-	1,510	6,040	7,550	144	1989	2001	25
100 Arrandale Boulevard	Exton	PA	-	1,173	4,693	-	1,173	4,693	5,866	88	1997	2001	25
100 Gateway Centre Parkway	Richmond	VA	-	-	-	-	-	-	-	-	2001	2001	25
100 Lindenwood Drive	Malvern	PA	1,915	357	1,427	19	357	1,446	1,803	27	1985	2001	25
101 Lindenwood Drive	Malvern	PA	-	2,390	9,520	15	2,390	9,535	11,925	182	1988	2001	25
1100 Cassett Road	Berwyn	PA	-	2,023	8,093	-	2,023	8,093	10,116	152	1997	2001	25
111 Arrandale Boulevard	Exton	PA	1,241	323	1,291	-	323	1,291	1,614	24	1996	2001	25
111/113 Pencader Drive	Newark	DE	-	1,601	6,405	-	1,601	6,405	8,006	120	1990	2001	25
1160 Swedesford Road	Berwyn	PA	14,232	2,643	10,570	188	2,643	10,758	13,401	215	1986	2001	25
1180 Swedesford Road	Berwyn	PA	9,328	1,754	7,016	13	1,754	7,029	8,783	132	1987	2001	25
1200 Swedesford Road	Berwyn	PA	7,028	2,438	9,552	-	2,438	9,552	11,990	179	1994	2001	25
161 Gaither Drive	Mt. Laurel	NJ	-	1,287	5,147	-	1,287	5,147	6,434	97	1987	2001	25
17 Campus Boulevard	Newtown Square	PA	5,269	1,108	5,155	-	1,108	5,155	6,263	142	2001	2001	25
200 Lake Drive East	Cherry Hill	NJ	9,442	1,778	7,112	-	1,778	7,112	8,890	133	1989	2001	25
200 Lindenwood Drive	Malvern	PA	1,297	244	977	-	244	977	1,221	18	1984	2001	25
200 Wireless Boulevard	Hauppauge	NY	-	857	3,469	-	857	3,469	4,326	80	1986	2001	25
210 Lake Drive East	Cherry Hill	NJ	6,456	1,216	4,863	-	1,216	4,863	6,079	61	1986	2001	25
220 Lake Drive East	Cherry Hill	NJ	-	2,450	10,024	-	2,450	10,024	12,474	220	1988	2001	25
30 Lake Center Drive	Marlton	NJ	4,042	761	3,045	-	761	3,045	3,806	57	1986	2001	25
300 Lindenwood Drive	Malvern	PA	3,399	640	2,560	-	640	2,560	3,200	48	1984	2001	25
301 Lindenwood Drive	Malvern	PA	-	1,970	7,880	142	1,970	8,022	9,992	158	1986	2001	25
412 Creamery Way	Exton	PA	-	1,012	4,047	-	1,012	4,047	5,059	76	1999	2001	25
429 Creamery Way	Exton	PA	3,496	1,604	6,414	-	1,604	6,414	8,018	120	1996	2001	25
436 Creamery Way	Exton	PA	-	1,164	4,657	12	1,164	4,669	5,833	89	1991	2001	25
440 Creamery Way	Exton	PA	2,638	880	3,519	-	880	3,519	4,399	66	1991	2001	25
442 Creamery Way	Exton	PA	3,461	1,154	4,616	-	1,154	4,616	5,770	85	1991	2001	25

	City	State	Encumbrances at December 31, 2001	Initial Cost		Net Improvements (Retirements) Since Acquisition	Gross Amount at Which Carried December 31, 2001			Accumulated Depreciation at December 31, 2001 (b)	Date of Construction	Date Acquired	Depreciable Life
				Land	Building and Improvements		Land	Building and Improvements	Total (a)				
457 Creamery Way	Exton	PA	-	911	3,643	-	911	3,643	4,554	68	1990	2001	25
467 Creamery Way	Exton	PA	-	1,062	4,248	-	1,062	4,248	5,310	80	1988	2001	25
470 John Young Way	Exton	PA	-	330	1,322	131	330	1,453	1,783	38	1999	2001	25
479 Thomas Jones Way	Exton	PA	-	913	3,652	32	913	3,684	4,597	69	1988	2001	25
481 John Young Way	Exton	PA	2,569	610	2,438	-	610	2,438	3,048	46	1997	2001	25
555 Croton Road	King of Prussia	PA	-	3,633	14,532	59	3,633	14,591	18,224	293	1999	2001	25
7360 Windsor Drive	Allentown	PA	-	1,451	3,618	2,036	1,451	5,654	7,105	120	2001	2001	25
Katchel Farmhouse	Reading	PA	-	-	-	111	-	111	111	37	2001	2001	25
Two Righter Parkway	Wilmington	DE	-	2,802	11,217	-	2,802	11,217	14,019	449	1987	2001	25
			$ 572,238	$ 353,655	$ 1,441,454	$ 98,526	$ 353,655	$ 1,539,384	$ 1,893,039	$ 230,793			

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Distribution Information
The Company is required to distribute at least 90% of its taxable income to continue its qualifications as a real estate investment trust. Although the Company expects to continue making distributions to shareholders, there is no assurance of future distributions, since they are dependent upon earnings, cash flow, the financial condition of the Company and other factors.

Income Tax Information
A Form 1099 is mailed to shareholders at the end of each year reflecting the distributions paid or declared by the Company in that year. During 2001, distributions to shareholders totaled $1.70 per share of which 94.12% or $1.60 per share represented ordinary income to the recipient and 5.88% or $.10 per share represented capital gain. During 2000, distributions to shareholders totaled $1.62 per share of which 85.2% or $1.38 per share represented ordinary income to the recipient and 14.8% or $.24 per share represented capital gain.

Transfer Agent, Registrar and Dividend Paying Agent For Common Shares
Registered shareowner inquiries regarding stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:

EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2598
Phone: (800) 317-4445
www.equiserve.com

Distribution Reinvestment and Share Repurchases Plan
Registered holders of common shares may purchase additional shares through automatic distribution reinvestment or cash contributions under Brandywine's Dividend Reinvestment and Share Purchase Plan. Inquiries, notices, requests and other communications regarding the plan should be directed to:

EquiServe
P.O. Box 2598
Jersey City, NJ 07303-2598
Phone: (800) 317-4445
www.equiserve.com

Independent Public Accountants
Arthur Andersen LLP
1601 Market Street
Philadelphia, PA 19103

Legal Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103

Form 10-K Information
The 2001 Form 10-K filed with the Securities and Exchange Commission is available (exclusive of exhibits) without charge upon written request to Investor Relations, Brandywine Realty Trust, 14 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania 19073.

Company Officers and Key Executives

Anthony A. Nichols, Sr.
Chairman of the Board

Gerard H. Sweeney
President, Chief Executive Officer

H. Jeffrey DeVuono
Senior Vice President – Operations

Anthony A. Nichols, Jr.
Senior Vice President – Development & New Business

Anthony S. Rimikis
Senior Vice President – Development & Construction

George D. Sowa
Senior Vice President – Operations

Barbara L. Yamarick
Senior Vice President – Tenant Services & Administration

Bradley W. Harris
Vice President, Chief Accounting Officer

Mark W. Hamer
Vice President – Operations

Joseph M. McCawley, Jr.
Vice President – Development

Brad A. Molotsky
General Counsel, Corporate Secretary

William D. Redd
Vice President – Operations

Philip M. Schenkel
Vice President – Operations

H. Leon Shadowen, Jr.
Vice President – Operations

Jeffrey R. Weinstein
Vice President – Construction

Board of Trustees



BrandywineRealtyTrust


BrandywineRealtyTrust

www.brandywinerealty.com

With Headquarters in the Philadelphia Suburbs and Regional Offices in Pennsylvania, New Jersey, and Virginia.